

Conifer Holdings Inc.

2024 ANNUAL REPORT

To Our Fellow Shareholders:

2024 marked a transformational year for Conifer — a period of strategic refocus, operational streamlining, and renewed discipline that sets the stage for long-term performance.

We reported net income allocable to common shareholders of $24.3 million for the full year, a result that reflects the progress we've made in reshaping the Company, through both the strength of our continuing operations and the financial impact of key strategic actions taken during the year.

Foremost among these was the successful sale of our insurance agency operations in August, which resulted in a substantial gain. This transaction was a turning point, as the proceeds from this sale enabled us to meaningfully reduce outstanding debt, further strengthen our reserves, and improve capital flexibility. These steps were instrumental in streamlining our operating model, as we reallocated resources more efficiently toward the business lines best positioned to deliver consistent underwriting results going forward.

Our Personal Lines business, which now represents the strategic center of our underwriting operations, delivered positive results for the year. We are encouraged by this performance and view it as early confirmation that our renewed focus is yielding results.

As of December 31, 2024, book value per share was $1.76. While this remains below our long-term target, we believe it reflects a stabilizing foundation and marks the beginning of a new trajectory. Our goal is to continue building book value through disciplined underwriting, efficient capital allocation and consistent operational execution.

As I reflect on the past year, I am proud of the resilience and adaptability our team has shown. The steps we've taken— improving our overall reserve position, tightening our strategic underwriting lens, and overall streamlining our operations, have resulted in our company being leaner, more focused, and better positioned to generate value for our shareholders.

Steadily and deliberately, we now move into 2025, where our focus remains on disciplined underwriting, an improved balance sheet, and wise allocation of capital. Overall, we believe this strategy best positions the Company to thrive in an ever changing industry landscape.

On behalf of our entire team, thank you for your continued support and confidence.

Sincerely,

Brian J. Roney
Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 001-37536

Conifer Holdings, Inc.
(Exact name of registrant as specified in its charter)

Michigan	**27-1298795**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3001 West Big Beaver Road, Suite 319	
Troy, Michigan	**48084**
(Address of principal executive offices)	(Zip code)

(248) 559-0840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	CNFR	The Nasdaq Stock Market LLC
9.75% Senior Notes due 2028	CNFRZ	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☑	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock held by non-affiliates at June 30, 2024 was approximately $2.8 million, based on the Nasdaq closing price for such shares on that date. The registrant has no non-voting common equity.

The number of outstanding shares of the registrant's common stock, no par value, as of March 20, 2025, was 12,222,881.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders, to be filed subsequent to the date hereof, are incorporated by reference into Part III of this report. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2024.

.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES

Form 10-K

INDEX

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PART I

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K, which are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, as Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give current expectations or forecasts of future events or our future financial or operating performance. Words such as "anticipate," "believe," "estimate," "expect," "will," "intend," "may," "plan," "seek" and similar terms and phrases, or the negative thereof, may be used to identify forward-looking statements.

The forward-looking statements contained in this report are based on management's good-faith belief and reasonable judgment based on current information. The forward-looking statements are qualified by important factors, risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from those in the forward-looking statements, including those described above in Item 1A Risk Factors and subsequent reports filed with or furnished to the SEC. Any forward-looking statement made by us in this report speaks only as of the date hereof or as of the date specified herein. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable laws or regulations.

ITEM 1. BUSINESS

Legal Organization

Conifer Holdings, Inc. (Nasdaq: CNFR) is a Michigan-domiciled insurance holding company formed in 2009. Our principal executive offices are located at 3001 West Big Beaver Road, Suite 200, Troy, MI 48084 (telephone number: (248) 559-0840). Our corporate website address is www.cnfrh.com.

As used in this Form 10-K, references to "Conifer," "Conifer Holdings," "the Company," "our Company," "we," "us," and "our" refer to Conifer Holdings, Inc., a Michigan corporation, and its wholly owned subsidiaries Conifer Insurance Company ("CIC"), White Pine Insurance Company ("WPIC"), Red Cedar Insurance Company ("RCIC"), Conifer Insurance Services ("CIS"), until August 30, 2024, and as of October 13, 2022, VSRM, Inc. ("VSRM"). CIC, WPIC and RCIC are collectively referred to as the "Insurance Company Subsidiaries." On a stand-alone basis Conifer Holdings, Inc. is referred to as the "Parent Company." VSRM owned a 50% non-controlling interest in Sycamore Specialty Underwriters, LLC ("SSU" or "Affiliate") until August 30, 2024, when VSRM sold its interest in SSU.

Recent Developments

Premium Revenue Reductions

In January 2024, the Company's premium revenues from underwriting operations began to be reduced due to a lack of adequate statutory capital and surplus in its Insurance Company Subsidiaries. The Company ceased writing almost all commercial lines premiums by August 30, 2024. We expect minimal premiums from commercial lines in the near term with no current plans to re-establish commercial lines premium volumes in the future. The Company expects to continue to directly write the Midwest and Texas homeowners business going forward, however, the Company is subject to significant concentration of risk because all of the homeowners business is produced by one agency, SSU, and as we no longer have any ownership interest or control over SSU, we cannot control where SSU places its business and cannot assure that SSU will place its business with the Company. To provide ongoing capital support for the Insurance Company Subsidiaries, the Company sold its agency operations.

Sale and Disposal of Agency Business

On August 30, 2024 the Company completed the sale of all of the issued and outstanding membership interests of CIS to BSU Leaf Holdings LLC, a Delaware limited liability company ("Buyer"), pursuant to the Interest Purchase Agreement, dated as of August 30, 2024 (the "CIS Agreement"), by and among the Company, Buyer and Buyer's parent (the "CIS Sale"). CIS comprised the Company's MGA business and was the legal entity used to implement the strategic shift to non-risk bearing revenue from an underwriting-based model as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. CIS also represented almost all of the wholesale agency segment. CIS and the related wholesale agency segment are now reported as discontinued operations for all periods presented. The Company sold CIS in order to generate liquidity to pay down debt and provide capital to the Insurance Company Subsidiaries.

The CIS Sale had and will have a significant negative impact on revenues for the Company going forward. With the previously disclosed strategic shift away from underwriting revenues, the Company was relying on the growth of commission revenue to replace the lost revenue from underwriting. Now that the wholesale agency segment has been sold, the Company will need to rely entirely on underwriting revenues. These revenues have reduced significantly in the past year. For example, gross written premiums were $24.4 million in the fourth quarter of 2023, as compared to only $13.7 million in the fourth quarter of 2024. Homeowners gross written premiums was $10.6 million in the fourth quarter of 2024. The remaining premium in the fourth quarter of 2024 was generated from commercial lines, which is expected to reduce to a very small amount in the next year.

In connection with the CIS Sale, 68 of the Company's 77 employees were transferred to the Buyer, including Nicholas Petcoff, the Company's then current Chief Executive Officer, as well as all of the underwriting, claims and IT teams, and a portion of the finance staff and other operating staff. As part of the completion of the CIS Sale, Mr. Petcoff resigned from his role as Chief Executive Officer and as a director on August 30, 2024. Concurrently, Brian Roney, President of the Company, was appointed as the Company's Chief Executive Officer. The Company entered into a transition services agreement with the buyer to allow both parties to share resources for a certain period of time, generally less than twelve months, to effectuate an orderly separation of the internal systems and operations. The net cost to the Company was $225,000 which expense will be recognized over the period the services are provided. The Company also entered into a producer administration agreement with CIS with regards to the current books of business requiring CIS to support any underwriting and related system obligations of the run-off book of business. Separately, the Company entered into a claims administration agreement with CIS, to handle all commercial lines claims run-off or any other claims generated from business produced by CIS.

The initial purchase price of CIS was $45.0 million, subject to purchase price adjustments. In addition, during the three years ending on the third anniversary of the Closing Date, the Company is eligible under the CIS Agreement to receive up to three contingent payments based on performance thresholds of the gross revenue earned by CIS in the applicable quarter, with the aggregate amount of contingent capped at $25.0 million. Consideration paid in cash to the Company was $46.6 million on August 30, 2024, which is comprised of the $45.0 million initial purchase price, plus $1.6 million of cash in CIS in excess of the working capital deficiency (as defined in the CIS Agreement).

The contingent consideration payments, in order of achievability are $5.0 million, $10.0 million and $10.0 million. The contingent consideration included in the gain on sale was calculated based on the fair value of the three contingent payments as of September 30, 2024, in accordance with ASC 820 - Fair Value Measurement. The first contingent payment was earned as of September 30, 2024, and received in December 2024. The second contingent payment is expected to be earned in 2025 and the third contingent payment is not expected to be earned until after 2025, if at all. The Company determined the combined fair value of the second and third contingent payments to be $8.1 million as of December 31, 2024. As fair value estimates change over time, subsequent measurement adjustments will be reflected in income or loss from continuing operations in the period of change.

There was significant judgment in deriving the fair value of the final two $10.0 million contingent payments, including estimating the extent of time it will take to achieve the earnout, the credit quality of the buyer and, most importantly, the risk that the contingent payments may not be achieved at all. There is greater than an insignificant chance that we do not receive one or both of these contingent payments. There are no provisions allowing for a partial payment of the earnout.

Sale of SSU

Prior to August 30, 2024, the Company owned 50% of SSU and the other 50% of SSU was owned by Andrew Petcoff, the son of James Petcoff, the Company's former Executive Chairman and Co-Chief Executive Officer and beneficial owner of more than 5% of the Company's common stock. Andrew Petcoff purchased 50% of SSU from the Company on December 31, 2022, for $1,000.

On August 30, 2024, the Company completed the sale of its 50% ownership interest in SSU to an entity owned by Andrew Petcoff. Pursuant to the Membership Interest Purchase Agreement, dated as of August 30, 2024 (the "SSU Agreement") among Sycamore Financial Group, LLC, Andrew Petcoff and VSRM Insurance Agency, Inc., the aggregate purchase price was $6.5 million, with $3.0 million paid in cash to the Company at the time of the closing and the remaining $3.5 million paid to the Company during the fourth quarter of 2024. A gain of $6.5 million was recognized on the sale of SSU.

As part of the sale, the Company entered into a new producer management agreement with SSU, which requires SSU to provide underwriting and systems support to the homeowners programs that they produce. Separately, the Company entered into a claims administration agreement with CIS, now owned by BSU Leaf Holdings LLC., to handle all homeowners claims going forward.

Other Impacts of Recent Developments

With the completion of the disposal of the agency business, we have two significant agency relationships; CIS and SSU. CIS has control over almost all of our historical commercial lines premium which is now substantially all in run off. SSU has control of our remaining homeowners book of business and could move that business to another insurer or insurers. This is a significantly different structure from when we filed our 2023 Annual Report on Form 10-K, on April 1, 2024, with the U. S. Securities and Exchange Commission. We no longer directly market and sell our insurance products through a network of over 4,400 independent agents that distribute our policies through approximately 950 sales offices as stated in that filing. Those relationships are now owned by unrelated third parties (CIS and SSU). This greatly amplifies our concentration of risk relative to our marketing and distribution network.

Our staff is now nine full-time employees. We are relying heavily upon the CIS and SSU teams to handle underwriting, claims, and information technology services. Much of this is managed either through program administration agreements with CIS and SSU or a claims administration agreement with CIS. The policy management system also conveyed with CIS, which we can continue to use for our existing business, but may not be available for any new programs we may consider. CIS and SSU also handle all billing and collections. We no longer have the capacity to operate a direct bill process.

Sale of Series B Preferred Stock and Warrants

On February 27, 2025 (the "Initial Issue Date"), the Company sold 1,000 shares of its newly designated Series B Preferred Stock, no par value (the "Series B Preferred Stock") and common stock purchase warrants (the "Warrants") exercisable for 4,000,000 shares of the Company's common stock (the "Warrant Shares," and together with the Warrants and Preferred Stock, the "Securities"), to Clarkston 91 West LLC (the "Purchaser"), an entity affiliated with Gerald and Jeffrey Hakala, members of the Board of Directors of the Company, for an aggregate purchase price of $5,000,000. The sale of the Securities was consummated on the Initial Issue Date pursuant to a Securities Purchase Agreement by and between the Company and the Purchaser.

Upon approval by the Company's stockholders, the Warrants entitle the Purchaser to purchase up to 4,000,000 shares of the Company's common stock at an exercise price of $1.50 per share. The Warrants will expire on January 31, 2027.

On March 3, 2025, the Company sold an additional 500 shares of Series B Preferred Stock to the Purchaser, for an aggregate purchase price of $2,500,000. The sale of these Securities was consummated pursuant to a Securities Purchase Agreement by and between the Company and the Purchaser.

Each share of the Series B Preferred Stock entitles the Holder to 3,000 votes on each matter properly submitted to the Company's shareholders for their vote, however the aggregate voting power of all outstanding shares of the Series B Preferred Stock shall not exceed 19.99% of the aggregate voting power of all voting securities.

Redemption of Series A Preferred Stock and payoff of Senior Secured Debt

On August 30, 2024, with a portion of the proceeds from the sale of CIS, the Company paid off all $9.3 million of its privately placed 12.5% Senior Secured Notes which were outstanding on August 30, 2024 (the "Senior Secured Notes"), and redeemed all of the $6.0 million of its outstanding Series A Preferred Stock. The Company incurred a redemption premium of $397,000 from the Series A Preferred Stock and recorded the premium as additional dividends paid on the Series A Preferred Stock. See Note 9 ~ Debt and Note 12 ~ Shareholders Equity of the Notes to the Consolidated Financial Statements for further details.

A.M. Best and Kroll

On March 25, 2024, Kroll Bond Rating Agency ("Kroll") downgraded the financial strength ratings of CIC and WPIC. Kroll has given CIC an insurance financial strength rating of BB- with a negative outlook. Kroll has given WPIC an insurance financial strength rating of B with a negative outlook. A BB- and a B rating indicates that the insurer's financial condition is low quality. Concurrently, the Company withdrew its participation in the rating process and shall be non-rated by Kroll going forward.

On March 14, 2024, A.M. Best Company, Inc. ("A.M. Best") downgraded the financial strength ratings of CIC and WPIC to C. A rating of C means A.M. Best considers both companies to have a "weak" ability to meet ongoing financial obligations. Concurrently, the Company withdrew its participation in the rating process and shall be non-rated by A.M. Best going forward.

Insurance Company Subsidiaries Capital Constraints

As a result of multiple years of underwriting losses, mainly from the commercial lines of business, the Insurance Company Subsidiaries capital and surplus has diminished over the years. In addition, in the fourth quarter of 2024, there was significant additional adverse development in CIC. This resulted in the need for CHI to contribute an additional $16.0 million into CIC in order for CIC to remain above the Regulatory Action Level of the Risk Based Capital ("RBC"). Even with these contributions, CIC fell within the Company Action Level of the RBC and was required to submit a plan of remediation to the domiciliary state regulators. To fund these additional contributions, CHI utilized proceeds from the CIS Sale and raised $7.5 million from the issuance of our Series B Preferred Stock. WPIC no longer writes any business and CIC's writings are significantly constrained by its diminished capital position.

Business Overview

We are an insurance holding company that markets and services our product offerings through specialty personal insurance business lines. Currently, we are authorized to write insurance as an excess and surplus lines carrier in 44 states, including the District of Columbia. We are licensed to write insurance as an admitted carrier in 42 states, including the District of Columbia. As of December 31, 2024, we offer insurance products primarily in Texas, Illinois and Indiana, for homeowners lines and Nevada and Michigan for other lines.

Our revenues are primarily derived from premiums earned from our insurance operations. We also generate other revenues through investment income.

Our expenses consist primarily of losses and loss adjustment expenses, agents' commissions, and other underwriting and administrative expenses. Historically, we have organized our operations in three insurance businesses: commercial insurance lines, personal lines, and agency business. Together, the commercial and personal lines refer to "underwriting" operations that take insurance risk, and the agency business refers to non-risk insurance business.

Through our commercial insurance lines, we historically offered coverage for both commercial property and commercial liability. We also offered coverage for commercial automobiles and workers' compensation. Our insurance policies were sold to targeted small and mid-sized businesses on a single or multiple-coverage basis. We expect minimal commercial lines business going forward.

We write business on both an admitted and excess and surplus lines ("E&S") basis. As of December 31, 2024, approximately 39.2% of our gross written premiums were admitted, and approximately 60.8% were E&S. Insurance companies writing on an admitted basis are licensed by the states in which they sell policies and are required to offer policies using premium rates and forms that are typically filed with and approved by the state insurance regulators. Carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market (admitted) companies, allowing them the flexibility to change the coverage offered and the rate charged without the time constraints and financial costs associated with the filing and approval process subject to admitted business. Our corporate structure allows us to offer both admitted and E&S products in select markets through either CIC or WPIC.

Through our personal insurance lines, we offer homeowners insurance and dwelling fire insurance products to individuals in several states. Our specialty homeowners insurance product line is primarily comprised of low-value dwelling insurance tailored for owners of lower valued homes, which we offer in Illinois, Indiana and Texas.

Geographic Diversity and Mix of Business

We have ceased writing almost all commercial lines of business, shifting our focus to mostly low-value dwelling and homeowners lines of business. The Company's written premiums in states other than Illinois, Indiana and Texas relates to the commercial lines business which is substantially all in run off.

The following tables summarize our gross written premiums by segment and state for the years indicated therein (dollars in thousands):

	Gross Written Premium by Segment				
	2024	%	2023	%	
Commercial	$ 26,686	37%	$ 107,078	74%	
Personal	45,367	63%	36,756	26%	
Total	$ 72,053	100%	$ 143,834	100%	

	Gross Written Premiums by State				
	2024	%	2023	%	
Texas	$ 36,450	50.6%	$ 21,783	15.1%	
Michigan	15,628	21.7%	34,996	24.3%	
Oklahoma	5,884	8.2%	17,972	12.5%	
Nevada	3,017	4.2%	12,967	9.0%	
Indiana	2,558	3.6%	3,422	2.4%	
Illinois	1,628	2.3%	3,839	2.7%	
Ohio	1,386	1.9%	4,996	3.5%	
Pennsylvania	843	1.2%	4,314	3.0%	
Kentucky	701	1.0%	1,922	1.3%	
West Virginia	653	0.9%	2,276	1.6%	
Colorado	608	0.8%	2,723	1.9%	
All Other States	2,697	3.6%	32,624	22.7%	
Total	$ 72,053	100.0%	$ 143,834	100.0%	

The Conifer Approach

We have built our business in a manner that is designed to adapt to changing market conditions and deliver predictable results over time. The following highlights key aspects of our model that contribute to our balanced approach:

•*Focus on under-served markets.* We focus on providing specialty insurance products to targeted policyholders in under-served markets.
•*Deep understanding of the business and regulatory landscapes of our markets.* The competition for insurance business and the regulatory operating environment vary significantly from state to state. We focus on tailoring our business to concentrate on the geographic markets and regulatory environments with the greatest opportunities for growth and profitability. Our business plan centers on identification of market opportunities in jurisdictions where our insurance products can profitably suit the needs of our potential customers.
•*Emphasis on flexibility.* We offer coverage to our insureds both on an E&S and admitted basis. We believe this flexibility enables us to pivot effectively between E&S and admitted policies as customer needs and regulatory conditions dictate.

Our Competitive Strengths

We believe the following competitive strengths have allowed us to grow our business:

•*Controlled and disciplined underwriting.* We underwrite substantially all policies to our specific guidelines. We customize the coverages we offer, and continually monitor our markets and respond to changes in our markets by adjusting our pricing, product structures and underwriting guidelines.
•*Proactive claims handling.* We employ a proactive claims handling philosophy that utilizes an experienced team to manage and supervise our claims from inception until resolution. We pay what we owe, contest what we don't, and make sound judgment for those claims that fall in between. Our proactive handling of claims reinforces our relationships with our customers and agents by demonstrating our willingness to defend our insureds aggressively and help them mitigate losses.
•*Proven management team.* Our senior management team has an average of over 29 years of experience in the insurance industry.
•*Ability to leverage technology to drive efficiency.* We utilize a web-based information technology system that creates greater organizational efficiency in our company. Leveraging the infrastructure of programmers and support staff of third-party vendors allows us to focus on capital management and profitability.

Marketing and Distribution

We sell all homeowners insurance through an independent MGA. The commercial lines previously written through CIS is now in run off. We seek to maintain favorable relationships with our select group of agents. Our distribution philosophy is to treat our agents as partners, and we provide them with competitive products, personal service and attractive commissions.

We view our agents as key partners in risk selection. We actively solicit their input regarding potential improvements to our business methods and consult with them in developing new products and entering new customer markets. At the same time, we take careful measure to appropriately control and monitor our agents' operations. Controls include frequent review of the quality of business, loss experience and other mechanisms.

Underwriting

We employ product managers to review our position relative to our competition, create better segmentation of pricing and originate premium rate changes as appropriate. Consistent with industry practice, we grant our personal lines MGA binding authority within our specific guidelines. We employ third-party actuaries and other specialists to evaluate the MGA's business performance and consider pricing adequacy, concentration of risk, and other underwriting factors that could result in modifications to the book of business.

Claims

We believe that effective claims management is vitally important to our success, allowing us to effectively pay valid claims, while vigorously defending those claims that lack merit. With our oversight, we employ a third party claims service which consists of experienced claims professionals located in Michigan, Florida, Oklahoma, Pennsylvania and Texas. Our daily oversight ensures we can quickly assess claims, improve communication with our policyholders and claimants and better control our claims management costs.

In addition, our claims professionals utilize a network of independent local adjusters and appraisers to assist with specific aspects of claims investigations, such as securing witness statements and conducting initial appraisals in states where it is practical to do so. These outside vendors are mainly compensated based on pre-negotiated fee schedules to control overall costs.

Claims personnel are organized by line of business, with specific managers assigned as supervisors for each line of business. Reserving and payment authority levels of claims personnel are set by our CEO. Those limits of authority are integrated into our claims information technology systems to ensure strict compliance.

Initial claim reserves are determined and set using our statistical averages of paid indemnity and loss adjustment expenses by line of business. After reviewing statistical data and consulting with our actuary, we set initial reserves by line of business. Once initial reserves have been set, reserves are evaluated periodically as specific claim information changes to generate management's overall best estimate of reserves. In addition, claim reviews with adjusters and attorneys provide a regular opportunity to review the adequacy of reserves. Changes to claims reserves are made by senior management based on claim developments and input from these attorneys and adjusters.

Reinsurance

We routinely purchase reinsurance to reduce volatility by limiting our exposure to large losses and to provide capacity for growth. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. We remain legally responsible for the entire obligation to policyholders, irrespective of any reinsurance coverage we may purchase.

Information relating to our reinsurance structure and treaty information is included within Note 8 ~ Reinsurance.

Loss Reserve Development

The following table presents the development of our loss and loss adjustment expenses ("LAE") reserves from 2014 through 2024, net of reinsurance recoverables (dollars in thousands).

	Year Ended December 31,										
	2014	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023** (1)	**2024** (1)
Net liability for losses and loss expenses	$ 28,307	$ 30,017	$ 47,993	$ 67,830	$ 63,122	$ 84,667	$ 87,052	$ 98,741	$ 82,888	$103,805	$104,795
Liability re-estimated as of:											
One year later	29,321	40,239	57,452	71,186	79,351	100,261	106,482	123,668	100,698	111,090	
Two years later	33,274	52,321	60,453	87,536	94,786	118,116	129,665	144,116	154,900		
Three years later	38,569	58,251	69,833	95,367	108,022	137,327	143,307	148,435			
Four years later	40,822	62,185	74,381	102,335	117,607	146,027	145,961				
Five years later	42,274	64,547	76,860	106,705	122,597	122,635					
Six years later	42,967	66,072	79,622	109,865	110,310						
Seven years later	43,341	66,883	80,235	80,639							
Eight years later	43,771	67,020	67,678								
Nine years later	43,712	44,378									
Ten years later	30,085										
Net cumulative redundancy (deficiency)	$ (1,778)	$(14,361)	$(19,685)	$ (12,809)	$ (47,188)	$ (37,968)	$ (58,909)	$ (49,694)	$ (72,012)	$ (7,285)	–
Cumulative amount of net liability paid as of:											
One year later	16,091	$ 20,200	$ 29,533	$ 44,521	$ 29,520	$ 40,244	$ 39,187	$ 51,129	$ 57,963	$ 52,897	
Two years later	24,060	35,972	56,962	62,369	57,864	70,478	79,965	95,765	93,994		
Three years later	32,699	50,676	61,168	77,409	78,861	103,770	114,622	110,729			
Four years later	37,474	58,317	66,556	87,587	100,377	128,772	121,339				
Five years later	40,438	61,349	70,945	99,544	114,346	111,559					
Six years later	41,979	63,814	76,563	106,535	105,956						
Seven years later	42,428	65,654	78,821	78,513							
Eight years later	43,025	66,238	66,342								
Nine years later	43,148	43,383									
Ten years later	29,518										
Gross liability-end of year	31,531	35,422	54,651	87,896	92,807	107,246	111,270	139,085	165,539	174,612	189,285
Reinsurance recoverable on unpaid losses	3,224	5,405	6,658	20,066	29,685	22,579	24,218	40,344	82,651	70,807	84,490
Net liability-end of year	28,307	30,017	47,993	67,830	63,122	84,667	87,052	98,741	82,888	103,805	104,795
Gross liability re-estimated - latest	36,180	53,162	85,435	116,114	179,028	183,142	180,494	199,540	219,312	227,005	
Reinsurance recoverable on unpaid losses re-estimated - latest	6,095	8,784	17,757	35,475	68,718	60,507	34,533	51,105	64,412	115,915	
Net liability re-estimated - latest	30,085	44,378	67,678	80,639	110,310	122,635	145,961	148,435	154,900	111,090	
Gross cumulative redundancy (deficiency)	$ (4,649)	$ (17,740)	$ (30,784)	$ (28,218)	$ (86,221)	$ (75,896)	$ (69,224)	$ (60,455)	$ (53,773)	$ (52,393)	

(1)The 2024 and 2023 column includes $10.6 million and $10.9 million of reinsurance recoverables on unpaid losses from the loss portfolio transfer ("LPT"), respectively. All of the years before 2022 do not reflect any reinsurance recoverables from the LPT.

The first line of the table presents the unpaid loss and LAE reserves at December 31 for each year, net of reinsurance recoverables, including the incurred but not reported ("IBNR") reserve. The next section of the table sets forth the re-estimates of incurred losses from later years, including payments, for the years indicated. The increase/decrease from the original estimate would generally be a combination of factors, including, but not limited to:

•Claims being settled for amounts different from the original estimates;
•Reserves being increased or decreased for individual claims that remain open as more information becomes known about those individual claims; and
•More or fewer claims being reported after the related year end, than had been expected to be reported before that date.

As our historical data for a particular line of business increases, both in terms of the number of years of loss experience and the size of our data pool, we will increasingly rely upon our own loss experience rather than industry loss experience in establishing our loss and LAE reserves. We applied reserving practices consistent with historical methodologies and incorporated specific analyses where appropriate.

Additional information relating to our reserves is included within the *Unpaid Losses and Loss Adjustment Expenses* section of Note 1 ~ *Summary of Significant Accounting Policies* and Note 7 ~ *Unpaid Losses and Loss Adjustment Expenses* of the Notes to the Consolidated Financial Statements, as well as in the *Critical Accounting Policies: Unpaid Loss and Loss Adjustment Expense Reserves and Reinsurance Recoverables on Unpaid Loss and Loss Adjustment Expenses* section of Item 7, *Management's Discussion and Analysis*.

Regulation

Insurance Company Regulation

Our Insurance Company Subsidiaries are subject to regulation in the states where they conduct business. State insurance regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than shareholders or other investors. The nature and extent of such state regulation varies by jurisdiction, but generally involves:

•Prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company;
•Regulation of certain transactions entered into by such insurance company subsidiary with any of its affiliates;
•Approval of premium rates, forms and policies used for many lines of admitted insurance;
•Standards of solvency and minimum amounts of capital and surplus that must be maintained;
•Limitations on types and concentration of investments;
•Licensing of insurers and agents;
•Deposits of securities for the benefit of policyholders; and
•The filing of periodic reports with state insurance regulators with respect to financial condition and other matters.

In addition, state regulatory examiners perform periodic examinations of our Insurance Company Subsidiaries. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action.

Insurance Holding Company Regulation

We operate as an insurance holding company and are subject to regulation in the jurisdictions in which we conduct business. These regulations require that each of our Insurance Company Subsidiaries register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. The insurance laws similarly provide that all transactions among members of a holding company system must be fair and reasonable. Certain types of transactions between our Insurance Company Subsidiaries and the Company and our other affiliates generally must be disclosed to the state regulators, and prior approval of the state insurance regulator generally is required for any material or extraordinary transaction. In addition, a change of control of a domestic insurer or of any controlling person requires the prior approval of the state of domicile insurance regulator.

Various State and Federal Regulations

Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. In addition, for some classes of insureds individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may adversely affect the profitability of various lines of insurance. In some cases, if permitted by applicable regulations, these adverse effects on profitability can be minimized through repricing of coverages or limitations or cessation of the affected business.

Reinsurance Intermediary

Our reinsurance intermediaries are also subject to regulation. Under applicable regulations, an intermediary is responsible, as a fiduciary, for funds received on account of the parties to the reinsurance transaction. The intermediaries are required to hold such funds in appropriate bank accounts subject to restrictions on withdrawals and prohibitions on commingling.

Licensing and Agency Contracts

We, or certain of our designated employees, must be licensed to act as agents by regulatory authorities in the states in which we conduct business. Regulations and licensing laws vary in each state and are often complex.

Insurance licenses are issued by state insurance regulators upon application and may be of perpetual duration or may require periodic renewal. There are often requirements to obtain appropriate new licenses before we can begin writing or offer new coverages in a new state. The requirements are more stringent when writing on an admitted basis, as opposed to on an E&S basis where there is greater form and rate flexibility.

Insurers operating on an admitted basis must file premium rate schedules and policy or coverage forms for review and approval by the insurance regulators. In many states, rates and policy forms must be approved prior to use, and insurance regulators have broad discretion in judging whether or not an insurer's rates are adequate, excessive and unfairly discriminatory.

The applicable licensing laws and regulations in all states are subject to amendment or reinterpretation by state regulatory authorities, and such authorities are vested in most cases with relatively broad discretion as to the granting, revocation, suspension and renewal of licenses. We, or our employees, could be excluded, or temporarily suspended, from continuing with some or all of our activities in, or otherwise subjected to penalties by, a particular state.

Membership in Insolvency Funds and Associations, Mandatory Pools and Insurance Facilities

Most states require admitted property and casualty insurers to become members of insolvency funds or associations, which generally protect policyholders against the insolvency of insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. The Company's assessments from insolvency funds were minimal for the years ended December 31, 2024 and 2023.

Our Insurance Company Subsidiaries are also required to participate in various mandatory insurance facilities or in funding mandatory pools, which are generally designed to provide insurance coverage for consumers who are unable to obtain insurance in the voluntary insurance market. Among the pools participated in are those established in certain states to provide windstorm and other similar types of property coverage. These pools typically require all companies writing applicable lines of insurance in the state for which the pool has been established to fund deficiencies experienced by the pool based upon each company's relative premium writings in that state, with any excess funding typically distributed to the participating companies on the same basis. To the extent that reinsurance treaties do not cover these assessments, they may have an adverse effect on the Company. For the years ended December 31, 2024 and 2023, total assessments paid to all such facilities were minimal.

Restrictions on Dividends and Risk-Based Capital

For information on Restrictions on Dividends and Risk-based Capital that affect us please refer to Note 11 ~ *Statutory Financial Data, Risk-Based Capital and Dividend Restrictions* of the Notes to the Consolidated Financial Statements and the *Regulatory and Rating Issues* section within Item 7, *Management's Discussion and Analysis*.

NAIC-IRIS Ratios

The National Association of Insurance Commissioners' ("NAIC") Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more ratios generally leads to inquiries or possible further review from individual state insurance commissioners. However, the generation of ratios outside of the usual values does not necessarily indicate a financial problem. For example, premium growth, alone, can trigger one or more unusual values. Refer to the *Regulatory and Rating Issues* section within Item 7 ~ *Management's Discussion and Analysis*.

Employees

At December 31, 2024, we had nine full-time employees. Our employees are not subject to any collective bargaining agreement, and we are not aware of any current efforts to implement such an agreement. We believe we have good working relations with our employees.

Available Information

We maintain an internet website at http://www.cnfrh.com, where we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Statements of Beneficial Ownership (Forms 3, 4, and 5), and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish to, the SEC. In addition, the SEC maintains an Internet site that contains reports, proxy statements, and other information that we file at www.sec.gov. Information found on our website or any other website is not part of this annual report on Form 10-K or any other report we file with, or furnish to the SEC.

Glossary

Accident year	The annual calendar accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.
Accident year combined ratio	The accident year combined ratio is an insurance industry measure that excludes changes in net ultimate loss estimates from prior accident year loss reserves. The accident year combined ratio provides management with an assessment of the specific policy year's profitability (which matches policy pricing with related losses) and assists management in their evaluation of product pricing levels and quality of business written. Management uses accident year combined ratio as one component to assess the Company's current year performance and as a measure to evaluate, and if necessary, adjust current year pricing and underwriting.
Adjusted operating income (loss)	Adjusted operating income (loss) is a non-GAAP measure. Adjusted operating income (loss) represents net income (loss) excluding net realized investment gains (losses), change in fair value of equity securities, other gains (losses) and net income from discontinued operations.
Adjusted operating income (loss), per share	Adjusted operating income (loss) per share is a non-GAAP measure. Adjusted operating income (loss) on a per share represents the net income (loss) allocable to common shareholders excluding net realized investment gains (losses) per share, change in fair value of equity securities per share, other gains (losses0 and net income from discontinued operations.
Assignment of Benefits	A legal tool that allows a third party to assert a claim and be paid for services performed for an insured who would normally be reimbursed directly by the insurance company after making a claim themselves.
Book value per share	Total common shareholders' equity divided by the number of common shares outstanding.
Case reserves	Estimates of anticipated future payments to be made on each specific reported claim, which are exclusive of any IBNR estimated reserves.
Combined Ratio based on accounting principles generally accepted in the United States of America ("GAAP")	The combined ratio is the sum of the loss ratio and the expense ratio. These ratios differ from statutory ratios to reflect GAAP accounting, as management evaluates the performance of our underwriting operations using the GAAP combined ratio. See Expense Ratio definition and Loss Ratio definition below.
Combined Ratio based on statutory accounting practices ("SAP")	The combined ratio based on SAP, expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business. The combined ratio is a statutory accounting measurement, which represents the sum of (i) the ratio of losses and loss expenses to net earned premiums (loss ratio), plus (ii) the ratio of underwriting expenses to net written premiums (expense ratio).

Combined Ratio (Overall)	When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable.
Deferred policy acquisition costs	Primarily commissions and premium-related taxes that vary with, and are primarily related to, the production of new contracts and are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.
Deficiency	With regard to reserves for a given liability, a deficiency exists when it is estimated or determined that the reserves are insufficient to pay the ultimate settlement value of the related liabilities. Where the deficiency is the result of an estimate, the estimated amount of deficiency (or even the finding of whether or not a deficiency exists) may change as new information becomes available.
Expense Ratio	For GAAP, it is the ratio of GAAP underwriting expenses incurred to net earned premiums plus other income. For SAP, it is the ratio of Statutory underwriting expenses incurred to net written premiums.
Incurred but not reported (IBNR) reserves	Reserves for estimated losses and LAE that have been incurred but not yet reported to the insurer. This includes amounts for unreported claims, development on known cases, and re-opened claims.
Loss	An occurrence that is the basis for submission and/or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.
Loss adjustment expenses (LAE)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.
Loss ratio	The ratio of incurred losses and loss adjustment expenses to net earned premiums plus other income.
Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves. As the term is used in this document, "loss reserves" is meant to include reserves for both losses and LAE, unless stated otherwise.
Loss reserve development	The increase or decrease in Losses or LAE as a result of the re-estimation of claims and claim adjustment expense reserves at successive valuation dates for a given group of claims. Loss reserve development may be related to prior year or current year development.
Losses incurred	The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.

NAIC-IRIS ratios	Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.
Policyholders' surplus	As determined under SAP, the amount remaining after all liabilities are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Policyholders' surplus is also referred to as "surplus" or "statutory surplus" for statutory accounting purposes.
Premium leverage ratio	The ratio of written premium (gross or net) to consolidated statutory surplus.
Redundancy	With regard to reserves for a given liability, a redundancy exists when it is estimated or determined that the reserves are greater than what will be needed to pay the ultimate settlement value of the related liabilities. Where the redundancy is the result of an estimate, the estimated amount of redundancy (or even the finding of whether or not a redundancy exists) may change as new information becomes available.
Risk-Based Capital (RBC)	A measure adopted by the NAIC and enacted by states for determining the minimum statutory policyholders' surplus requirements of insurers. Insurers having total adjusted capital less than that required by the RBC calculation will be subject to varying degrees of regulatory action.
Statutory accounting practices (SAP)	The practices and procedures prescribed or permitted by domiciliary state insurance regulatory authorities in the United States for recording transactions and preparing financial statements.
Underwriting gain or loss	Net earned premiums plus other income, less losses, LAE, commissions, and operating expenses.

ITEM 1A. RISK FACTORS

Risk Factors

You should read the following risk factors carefully in connection with evaluating our business and the forward-looking information contained in this Annual Report on Form 10-K. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the actual outcome of matters as to which forward-looking statements are made in this Annual Report on Form 10-K. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, operating results or financial condition in the future.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties. We have listed below the material risk factors applicable to us. These material risks include, but are not limited to, the following:

• Operational Risks
• Investment Risks
• Liquidity Risks
• Legal and Regulatory Risks
• Rating Agency Risks
• General Risk Factors

Operational Risks

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Insurance companies' financial condition and results of operations depend upon their ability to accurately assess the potential losses and loss adjustment expenses under the terms of the insurance policies they underwrite. Reserves and related estimates of reinsurance recoverables on reserves do not represent an exact calculation of liability. Rather, reserves and reinsurance recoverables on reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. Our ultimate reinsurance recoverable may be greater or less than the current estimate. In the insurance industry, there is always the risk that reserves may prove inadequate as it is possible for insurance companies to underestimate the cost of claims. There has been considerable adverse development reported by the Company in recent years.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends, and legislative changes. We continually monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial strength.

The uncertainties we encounter in establishing our loss reserves include:

•For the majority of our policies, we are obligated to pay any covered loss that occurs while the policy is in force. Accordingly, claims may be reported and develop many years after a policy has lapsed;
•Even when a claim is received, it may take considerable time to fully appreciate the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time;
•New theories of liability are enforced retroactively from time to time by courts;
•Volatility in the financial markets, economic events, weather events and other external factors may result in an increase in the number of claims and the severity of the claims reported. In addition, elevated inflationary conditions would, among other things, drive loss costs to increase;
•Anticipated reinsurance recoverables on reserves could be negatively impacted by contractual limits of coverage. For example, the loss portfolio transfer which covers the potential for future adverse development on commercial lines for accident years prior to 2020, has a $20.0 million limit. We have currently utilized $14.0 million of that limit and have $6.0 million of coverage remaining;
•When we enter new lines of business, or encounter new theories of claims liability, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated; and
•Estimation of IBNR losses is a complex and inherently uncertain process which involves a considerable degree of judgment and expertise, which adds to the overall difficulty of estimating loss reserves.

If any of our insurance reserves should prove to be inadequate, including reinsurance recoverables on reserves, for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and shareholders' equity in the period in which the deficiency is identified. Such adverse development can result in the unplanned need for additional capital, which may need to be obtained through the sale of assets or additional issuance of common stock or preferred stock which could dilute current shareholder value.

Following the sale of Conifer Insurance Services ("CIS"), we distribute our insurance products through only two agents. There can be no assurance that such relationships will continue, or if they do continue, that the relationship will be on favorable terms to us.

Our distribution model has changed drastically since the sale of CIS on August 30, 2024. Our direct relationships with commercial retail and third party wholesale agencies are owned by CIS and our direct relationships with homeowners retail and third party wholesale agencies are owned by Sycamore Specialty Underwriters ("SSU"). Upon the sale of CIS and the sale of our 50% ownership interest in SSU on August 30, 2024, we no longer have any control or ability to direct relationships with the retail or third party wholesale agencies.

In addition, we already only receive a small amount of commercial business from CIS, and expect any remaining business in CIS to ultimately be transferred to another insurer. Our current plan is to write substantially only homeowners' insurance going forward, and we will be relying entirely on just one agent for that premium channel. CIS and SSU have the full independent right to move their business to other insurers. They are not obligated to sell or promote our products and may sell or promote competitors' insurance products in addition to our products.

Some of our competitors have financial strength ratings whereas we withdrew our participation from financial strength rating agencies, offer a larger variety of products, set lower prices for insurance coverage and/or offer higher commissions than we do. Therefore, even if SSU would desire to use our Insurance Company Subsidiaries, SSU may not be able to continue to attract and retain independent agents to sell our insurance products. Even if the relationships do continue, they may not be on terms that are profitable for us. The termination of a relationship with one or more significant agents could result in lower premium revenue and could have a material adverse effect on our results of operations or business prospects.

We will no longer have non risk-bearing agency revenue and must rely almost entirely on insurance premium revenue generated from our Insurance Company Subsidiaries.

With the sale of CIS, our only significant source of revenues will be from earned premiums in our Insurance Company Subsidiaries. This is at a time when we are significantly restricted by the amount of premiums we can write due to a lack of sufficient regulatory capital in our Insurance Company Subsidiaries (see *Legal and Regulatory Risks*). Our Insurance Company Subsidiaries are no longer rated by A.M. Best or Kroll (see *Rating Agency Risks)* which may impact their ability to sustain premium volume. With limited options for generating other revenue, there is a risk that insufficient premium volume will have an adverse impact on underwriting profits and our financial condition and results of operations could be materially and adversely affected.

We are now relying entirely on agency billed premiums which subjects us to their credit risk.

As of December 31, 2024, all of the business that we write is produced by agents who handle all of the billings and collections. Accordingly, all of our premiums are first collected directly by the agents and forwarded to our Insurance Company Subsidiaries. In certain jurisdictions, when the insured pays its policy premium to these agents for payment on behalf of our Insurance Company Subsidiaries, the premiums might be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premiums from that agent. Consequently, we assume a degree of credit risk associated with agents. There may be instances where agents collect premiums but do not remit them to us and we may be required to provide the coverage set forth in the policy despite the absence of premiums. If we are unable to collect premiums from agents, underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.

Significant staff reduction and heavy reliance on third party vendors increases operational risks and may adversely impact our results of operations, reporting abilities and reputation.

68 of our 77 employees conveyed with the sale of CIS, including the entire underwriting, claims, and information technology teams. We now rely on services agreements for CIS, as a third party vendor, to manage our claims, policy issuance and collections, as well as maintaining the policy management and claims systems. Undergoing such a large change in operations and staff reduction could generate skill and resource limitations within the remaining internal staff. This could result in more significant operational errors and a diminished control environment.

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical and recordkeeping which can be heightened when third party vendors are heavily relied upon. Third parties with whom we do business, including vendors that provide services or security solutions for our operations, could be sources of operational and information security risk to us, including from breakdowns, failures, or capacity constraints of their own systems or employees. Any of these occurrences could diminish our ability to operate our business, or cause financial loss, potential liability to insureds, inability to secure insurance, reputational damage or regulatory intervention, which could materially adversely affect us.

An increased inflation rate or a period of sustained inflation may adversely impact our results of operations.

Inflation may negatively impact both interest rates and the amount we pay to settle claims. We take into account the effects of inflation when we set our prices; however, if we are unsuccessful in adequately accounting for inflation through our pricing and underwriting modifications, our results of operations may be negatively impacted. We may find that increasing our prices to address inflation results in a loss of business if the competition does not increase their prices commensurately. We also consider inflation when we estimate reserves for unpaid losses and LAE, because of the increase on our claims costs that is caused by inflation. While we attempt to mitigate the effects of inflation, the actual effects of inflation on results of operations are not known until claims are ultimately settled. In addition to general price inflation, we are also exposed to the upward trend in the judicial awards for damages.

Severe weather conditions and other catastrophes are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our insurance operations expose us to claims arising from unpredictable catastrophe events, such as earthquakes, hurricanes, tornadoes, windstorms, floods and other severe events. We have incurred losses from catastrophe events in our history and we may incur significant losses from future catastrophe events. Significant losses from severe weather is not limited to catastrophes. A high frequency of typical convective storm activity over the course of a summer can generate just as many losses as one hurricane. The actual occurrence, frequency and magnitude of such events are uncertain. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate. Climate change may increase the frequency and severity of extreme weather events. This effect has led to conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear that increase hurricane activity. Hurricane activity typically increases between June and November of each year, though the actual occurrence and magnitude of such events is uncertain. The occurrence of a natural disaster or other catastrophe loss could materially adversely affect our business, financial condition, and results of operations.

The extent of losses from catastrophes is a function of both the frequency and severity of the insured events and the total amount of insured exposure in the areas affected. The frequency and severity of catastrophes are inherently unpredictable and the occurrence of one catastrophe does not make the occurrence of another catastrophe more or less likely. Increases in the replacement cost of insured property due to higher material and labor costs, increases in concentrations of insured property, the effects of inflation, newly imposed tariffs, and changes in cyclical weather patterns may increase the severity of claims from catastrophe events in the future. Claims from catastrophe events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year, which could materially adversely affect our financial condition, possibly to the extent of eliminating our total stockholders' equity. Our ability to underwrite new insurance policies could also be materially adversely impacted as a result of corresponding reductions in our capital. In addition, a natural disaster could materially impact the financial condition of our policyholders, resulting in loss of premiums.

We may also find reinsurance costs to go up or general reinsurance capacity to be negatively affected following a single large catastrophe or multiple smaller events. Our inability to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes could have a material adverse effect on our business and results of operations.

Catastrophe models may not accurately predict future losses.

Along with other insurers in the industry, we use models developed by third-party vendors in assessing our exposure to catastrophe losses that assume various conditions and probability scenarios. However, these models do not necessarily accurately predict future losses or accurately measure losses currently incurred. Catastrophe models, which have been evolving since the early 1990s, use historical information about various catastrophes and detailed information about our business. While we use this information in connection with our pricing and risk management activities, there are limitations with respect to their usefulness in predicting losses in any reporting period. Examples of these limitations are significant variations in estimates between models and modelers and material increases and decreases in model results due to changes and refinements of the underlying data elements and assumptions. Such limitations lead to questionable predictive capability and post-event measurements that have not been well understood or proven to be sufficiently reliable. In addition, the models are not necessarily reflective of company or state-specific policy language, demand surge for labor and materials or loss settlement expenses, all of which are subject to wide variation by catastrophe. Because the occurrence and severity of catastrophes are inherently unpredictable and may vary significantly from year to year, historical results of operations may not be indicative of future results of operations.

Changes in our management structure and in senior leadership could affect our business and financial results.

As of August 30, 2024, Brian Roney, our president, succeeded Nicholas Petcoff as our chief executive officer. Leadership transitions can be difficult to manage and may cause disruptions to our operations. A leadership transition may also increase the likelihood of turnover among our employees and result in changes in our business strategy, which may create uncertainty and negatively impact our ability to execute our business strategy quickly and effectively. Leadership transitions may also impact our relationships with customers and other market participants, and create uncertainty among investors, employees, and others concerning our future direction and performance. Any significant disruption, uncertainty or change in business strategy could adversely affect our business, operating results and financial condition.

Litigation and legal proceedings against our Insurance Company Subsidiaries could have a material adverse effect on our business, financial condition and/or results of operations.

As an insurance holding company, our Insurance Company Subsidiaries are named as defendants in various legal actions in the ordinary course of business. We believe that the outcome of presently pending matters, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position, operating results or liquidity. However, the outcomes of lawsuits cannot be predicted and, if determined adversely, could require us to pay significant damage amounts or to change aspects of our operations, which could have a material adverse effect on our financial results. In addition, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. Accordingly, we cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.

Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition and results of operations.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, our claims organization's culture, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition and results of operations.

We rely entirely on a third-party administrator to handle our claims function. A failure of the claims administrator or loss of their services could materially and adversely affect our business, financial condition and results of operations.

All of our claims staff were transferred as part of the CIS Sale. CIS, as a claims third-party administrator, continues to handle all of our claims. We rely on CIS to continue to manage our claim process and utilize their systems. If there was a failure in the claims administrator or the relationship with CIS were to cease, we would need to obtain another claims administrator to handle our claims at significant cost. This would also take time which could impact the accuracy and timely evaluation and payment of claims. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition and results of operations.

Our geographic concentration ties our performance to the business, economic, natural perils, man-made perils, catastrophes, severe weather and regulatory conditions within our most concentrated region.

Our revenues and profitability are subject to the prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business. We currently only write in Indiana, Illinois and Texas, with most of the writings occurring in Texas. Changes in any of these conditions could make it less attractive for us to do business in such states and would have a more pronounced effect on us compared to companies that are more geographically diversified. In addition, our exposure to severe losses from localized perils, such as earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, is increased in those areas where we have written significant numbers of insurance policies.

The incidence and severity of catastrophes or severe weather are inherently unpredictable, and it is possible that both the frequency and severity of natural and man-made catastrophic events could increase. Severe weather events over the last two decades have underscored the unpredictability of climate trends. For example, the frequency and/or severity of hurricane, tornado, hail and wildfire events in the United States have been more volatile during this time period. Climate studies by government agencies, academic institutions, catastrophe modeling organizations and other groups indicate that an increase in the frequency and/or intensity of hurricanes, heavy precipitation events and associated river, urban and flash flooding, sea level rise, droughts, heat waves and wildfires has occurred, and can be expected into the future.

Moreover, regions in and around the southeastern U.S. commonly experience hurricanes and other extreme weather conditions. As a result, certain of our insureds, especially those in Texas, are susceptible to physical damage from an active hurricane season or increased frequency of less severe storms. Adverse climate conditions could increase the intensity of individual hurricanes or the number of hurricanes that occur each year. We have experienced and may in the future experience a considerable increase in our insurance claims due to property damages in storm-affected areas. Because of the risks set forth above, catastrophes or an increase in the frequency of less severe storm activity could materially and adversely affect our results of operations, financial position and/or liquidity. Further, we may not have sufficient resources to respond to claims arising from a high frequency of high-severity natural catastrophes and/or of man-made catastrophic events.

Investment Risks

Our investment portfolio is subject to significant market and credit risks, which could result in an adverse impact on our financial conditions or results of operations.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by professional investment advisory management firms in accordance with our investment policy and routinely reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities held, or due to deterioration in the financial condition of an entity that guarantees an issuer's payments of such investments. Such defaults and impairments could reduce our net investment income and result in realized investment losses.

A severe economic downturn could cause us to incur substantial realized and unrealized investment losses in future periods, which would have an adverse impact on our financial condition, results of operations, debt and financial strength ratings, Insurance Company Subsidiaries' capital liquidity and ability to access capital markets. In addition, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Liquidity Risks

The sale of our insurance agency operations will cause a significant decline in our revenue and adversely affect our financial performance and liquidity.

On August 30, 2024 (the "Closing Date"), the Company, completed its sale of CIS to BSU Leaf Holdings LLC, a Delaware limited liability company ("Buyer"), pursuant to the Interest Purchase Agreement, dated as of the Closing Date (the "CIS Agreement"), by and among the Company, Buyer and Buyer's parent (the "CIS Sale"). As a result of the CIS Sale, the Company expects a significant decline in revenue which may adversely impact our financial performance and liquidity.

Part of the gain on the sale of CIS is $8.1 million of contingent considerations that we may not receive which would reduce anticipated future liquidity.

We have recorded an asset on our Consolidated Balance Sheet of $8.1 million which reflects the estimated fair value of two contingent considerations we may receive if CIS meets certain revenue hurdles in the future. We cannot be certain that we will receive either of these payments. If we do not receive these payments our assets and shareholders' equity would be reduced by $8.1 million and it may impair our ability to pay down debt.

Required capital needed to support our Insurance Company Subsidiaries could reduce anticipated future liquidity at the Parent Company which may affect our ability to continue as a going concern.

As a result of multiple years of underwriting losses, mainly from the commercial lines of business, the Insurance Company Subsidiaries capital and surplus has diminished over the years. In addition, in the fourth quarter of 2024, there was significant additional adverse development in CIC. This resulted in the need for CHI to contribute an additional $16.0 million into CIC in order for CIC to remain above the Regulatory Action Level of the Risk Based Capital ("RBC"). Even with these contributions, CIC fell within the Company Action Level of the RBC and was required to submit a plan of remediation to the domiciliary state regulators. To fund these additional contributions, CHI utilized proceeds from the CIS Sale and raised $7.5 million from the issuance of the Series B Preferred Stock in March 2025. Further contributions to the Insurance Company Subsidiaries, if needed as a result of additional adverse reserve development, unusual storm activity or other unexpected reasons, would reduce the anticipated future liquidity of the Parent Company. This would result in the need to raise more capital which could dilute current shareholders. Or it may affect our ability to continue as a going concern.

We may not be able to extend or repay our indebtedness owed to our lenders, which would have a material adverse effect on our financial condition and ability to continue as a going concern.

At maturity, the entire outstanding principal amount of our 9.75% Senior Notes due on September 30, 2028 (the "New Public Notes") will become due and payable. We may not have sufficient funds or may be unable to arrange for additional financing to pay the repurchase price of the New Public Notes or the principal amount due at maturity. Any future borrowing arrangements or debt agreements to which we become a party may contain restrictions on or prohibitions against our redemption or repurchase of the New Public Notes. If we are prohibited from redeeming or repurchasing the New Public Notes, we could try to obtain the consent of lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance the borrowings, we will be unable to repurchase the New Public Notes. Such a failure would constitute an event of default under the Indenture, dated as of September 24, 2018, as amended and supplemented by a supplemental indenture (the "Indenture"), which could, in turn, constitute a default under the terms of our other indebtedness, which would have a material adverse effect on our financial condition and ability to continue as a going concern.

Any debt service obligations will reduce the funds available for other business purposes, and the terms and covenants relating to our current and future indebtedness could adversely impact our financial performance and liquidity.

As of December 31, 2024, the Company had $12.9 million of New Public Notes outstanding. See Note 9 ~ *Debt* for additional details. We are subject to risks typically associated with debt financing, such as insufficient cash flow to meet required debt service payment obligations.

Our ability to make payments on our indebtedness is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives which could cause significant disruption to our operations, including a requirement to immediately repay our indebtedness. The occurrence of any of these events would have severe adverse effects on our liquidity and financial flexibility.

Our ability to meet our obligations on our outstanding debt, including making principal and interest payments on the New Public Notes, may be limited by our holding company structure and regulatory constraints restricting dividends or other distributions by our Insurance Company Subsidiaries.

We are a holding company that transacts the majority of our business through our Insurance Company Subsidiaries and, as a result, our principal sources of funds are payments from our Insurance Company Subsidiaries, including intercompany service fees and dividends. Our ability to meet our obligations on our outstanding debt obligations, including making principal and interest payments on the New Public Notes, depends on continuing to receive sufficient funds from our Insurance Company Subsidiaries. We have met our outstanding debt obligations primarily through intercompany service fees we receive. We may also use dividends from our Insurance Company Subsidiaries, however, insurance regulations limit such dividend payments. As a result, our ability to use dividends as a source of funds to meet our debt obligations may be significantly limited. Any significant reduction in the intercompany service fees we receive, and any regulatory and other limitations on the payment of dividends to us by our Insurance Company Subsidiaries, may adversely affect our ability to pay interest on the New Public Notes as it comes due and the principal of the New Public Notes at their maturity.

Legal and Regulatory Risks

Our Insurance Company Subsidiaries are subject to minimum capital and surplus requirements. Failure to meet these requirements has resulted in additional regulatory action which we must comply with.

Our Insurance Company Subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of their respective states of domicile and each state in which they issue policies. Any failure by one of our Insurance Company Subsidiaries to meet minimum capital and surplus requirements will subject it to corrective action. This may include requiring the adoption of a comprehensive financial plan, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. It may also result in our Insurance Company Subsidiaries being limited in their ability to make a dividend to us and could be a factor in causing rating agencies to downgrade our ratings. Any new minimum capital and surplus requirements adopted in the future may require us to increase the capital and surplus of our Insurance Company Subsidiaries, which we may not be able to do.

As of December 31, 2024, CIC fell within the Company Action Level of the RBC formula. The domiciliary regulator requires that CIC maintain an RBC level above the Company Action Level. Management has provided a plan to its domiciliary regulator that showed how CIC will get above the minimum level requirements. As part of this plan, management significantly decreased its writings in CIC, which were $63.2 million in 2024 and expected to be approximately $43.0 million in 2025. CIC is also subject to additional regulatory monitoring requirements as a result of the Company not being above the minimum required RBC levels as of December 31, 2024. Management believes that, with a combination of the reduced writings and the capital contributions made to CIC, CIC will be back in compliance by December 31, 2025. However, in the event there are losses in excess of expectations, it may take longer and more capital than expected to bring CIC back into full compliance. This could require an additional reduction in premium volume and adversely impact underwriting results, our liquidity and ability to repay debt or could result in the loss of proper regulatory authority to continue to sell insurance. If we are unable to gain compliance with the required RBC levels in the short-term, additional regulatory action could be taken which may have an adverse effect on our ability to run the business in normal course.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

As a holding company which owns insurance companies domiciled in the United States, we and our admitted Insurance Company Subsidiaries are subject to extensive regulation, primarily by Michigan (the domiciliary state for CIC and WPIC) and to a lesser degree, the other jurisdictions in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write certain lines of business, capital and surplus requirements, reserve requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions, dividend limitations, cancellation and non-renewal of policies, changes in control, solvency and a variety of other financial and non-financial aspects of our business. These laws and regulations are regularly re-examined and any changes in these laws and regulations or new laws may be more restrictive, could make it more expensive to conduct business or otherwise adversely affect our operations. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense or other constraints that could adversely affect our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty associations. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.

The State of Michigan has adopted the NAIC's calculation to measure the adequacy of statutory capital of U.S.-based insurers, known as RBC. The RBC calculation establishes the minimum amount of capital necessary for a company to support its overall business operations. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain adequate RBC at the required levels could adversely affect the ability of our Insurance Company Subsidiaries to maintain regulatory authority to conduct their business.

The State of Michigan has adopted the NAIC's holding company act and regulations. This act requires, among other things, that:

• An insurance holding company system's ultimate controlling person submit an annual enterprise risk report to its domiciliary state insurance regulator which identifies activities, circumstances or events involving one or more affiliates of an insurer that may have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole,
• A controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, and
• Insurers comply with certain minimum requirements for cost sharing and management agreements between the insurer and its affiliates.

The State of Michigan also adopted the NAIC's Risk Management and Own Risk and Solvency Assessment Model Act (the "ORSA Model Act"). The ORSA Model Act requires that an insurance holding company system's Chief Risk Officer to submit annually to its domiciliary regulator an Own Risk and Solvency Assessment Summary Report ("ORSA"). The ORSA is a confidential internal assessment conducted by that insurer of the material and relevant risks identified by the insurer associated with the insurer's current business plan and the sufficiency of capital resources to support those risks. The Company is currently exempt from providing an ORSA summary report as it does not meet the minimum premium requirements. We may be required to comply with this requirement in the future if our gross written premium exceeds $500 million annually.

We cannot predict the impact these requirements or any other regulatory requirements may have on our business, financial condition or results of operations.

Our Insurance Company Subsidiaries are subject to minimum capital and surplus requirements. Failure to meet these requirements could subject us to regulatory action.

Our Insurance Company Subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of their respective states of domicile and each state in which they issue policies. Any failure by one of our Insurance Company Subsidiaries to meet minimum capital and surplus requirements will subject it to corrective action. This may include requiring the adoption of a comprehensive financial plan, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. It may also result in our Insurance Company Subsidiaries being limited in their ability to make a dividend to us and could be a factor in causing rating agencies to downgrade our ratings. Any new minimum capital and surplus requirements adopted in the future may require us to increase the capital and surplus of our Insurance Company Subsidiaries, which we may not be able to do.

As of December 31, 2024, CIC fell within the Company Action Level of the RBC formula. The domiciliary regulator requires that CIC maintain an RBC level above the Company Action Level. Management has provided a plan to its domiciliary regulator that showed how CIC will get above the minimum level requirements. As part of this plan, management significantly decreased its writings in CIC. CIC is also subject to additional regulatory monitoring requirements as a result of the Company not being above the minimum required RBC levels as of December 31, 2024. Management believes that, with a combination of the reduced writings and the capital contributions made to CIC, CIC will be back in compliance by December 31, 2025.

We may become subject to additional government or market regulation which may have a material adverse impact on our business.

Market disruptions like those experienced during the credit-driven financial market collapse in 2008, as well as the dramatic increase in the capital allocated to alternative asset management during recent years, have led to increased governmental as well as self-regulatory scrutiny of the insurance industry in general. In addition, certain legislation proposing greater regulation of the industry is periodically considered by governing bodies of some jurisdictions.

Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and RBC requirements and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform and corporate governance. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") also established the Federal Insurance Office, which is authorized to study, monitor and report to Congress on the insurance industry and to recommend that the Financial Stability Oversight Council (the "FSOC") designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer's material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including increasing national uniformity through either a federal charter or effective action by the states. Any additional regulations established as a result of the Dodd-Frank Act or actions in response to the Federal Insurance Office Report could increase our costs of compliance or lead to disciplinary action. In addition, legislation has been introduced from time to time that, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry, including federal licensing in addition to or in lieu of state licensing and reinsurance for natural catastrophes. We are unable to predict whether any legislation will be enacted or any regulations will be adopted, or the effect any such developments could have on our business, financial condition or results of operations.

It is impossible to predict what, if any, changes in the regulations applicable to us, the markets in which we operate, trade and invest or the counterparties with which we do business may be instituted in the future. Any such regulation could have a material adverse impact on our business.

The effect of emerging claim and coverage issues on our business is uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Rating Agency Risks

Withdrawing our participation from rating agencies may result in an adverse effect on our business, financial condition and operating results.

Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best and Kroll as an important means of assessing the financial strength and quality of insurers. In setting their ratings, A.M. Best and Kroll utilize a quantitative and qualitative analysis of a company's balance sheet strength, operating performance and business profile. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. For A.M. Best, the ratings range from A++, or superior, to F for in liquidation. Kroll's ratings range from AAA (extremely strong) to R (under regulatory supervision).

On March 25, 2024, Kroll downgraded the financial strength ratings of CIC and WPIC. Kroll has given CIC an insurance financial strength rating of BB- with a negative outlook. Kroll has given WPIC an insurance financial strength rating of B with a negative outlook. A BB- and a B rating indicates that the insurer's financial condition is low quality. Concurrently, the Company withdrew its participation from the rating process, and shall be non-rated by Kroll going forward.

On March 14, 2024, A.M. Best downgraded the financial strength ratings of CIC and WPIC to C. A rating of C means A.M. Best considers both companies to have a "weak" ability to meet ongoing financial obligations. Concurrently, the Company withdrew its participation from the rating process, and shall be non-rated by A.M. Best going forward.

Claims-paying and financial strength ratings are important to an insurer's competitive position. Our withdrawal of our participation from A.M. Best and Kroll's financial strength rating could have a material adverse effect on our liquidity, operating results and financial condition and result in any of the following consequences, among others:

•cause current and future distribution partners and insureds to choose other competitors;
•cause reputational damage to us among customers and insurance agents,

•negatively impact our business volumes;
•negatively affect our ability to implement our business strategy successfully;
•prevent lenders or reinsurance companies from conducting business with us;
•increase our interest or reinsurance costs;
•make it more difficult or costly for us to access the capital markets or borrow money; and
•severely limit or prevent the writing of new and renewal of insurance contracts.

General Risk Factors

The price of our common stock is highly volatile and a limited public float and low trading volume for our shares may have an adverse impact on the share price or make it difficult to liquidate.

The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could be significant and could cause a loss in the amount invested in our shares of common stock.

In addition, the stock market in general, and the market for insurance companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. At times, securities class action litigation has been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results, and financial condition.

Furthermore, the book value per share reflected in our financial statements, which have been prepared in accordance with GAAP, may not represent the amount that shareholders would receive if the Company were liquidated or sold.

The book value per share is calculated based on the historical cost of our assets, less accumulated depreciation and liabilities. This value does not account for the current market conditions, potential future earnings or expenses, or the fair market value of our assets and liabilities. As a result, the book value per share may differ significantly from the actual proceeds that could be realized in a liquidation or sale.

Several factors contribute to this discrepancy, including market conditions, intangible assets, depreciation and amortization, contingent liabilities, and transaction costs.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above their purchase price or may not be able to resell them at all. These market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and the trading volume of our common stock remain low.

Our common stock may be delisted from The Nasdaq Stock Market if we cannot maintain compliance with Nasdaq's continued listing requirements.

Nasdaq Listing Rule 5550(a)(2) requires that, for continued listing on The Nasdaq Capital Market, we must maintain a minimum bid price of $1 per share (the "Minimum Bid Price Requirement"). As of March 18, 2025, the closing price of our common stock was $0.69. There can also be no assurance that our stock price will meet the Minimum Bid Price Requirement or that we will maintain compliance with any other of Nasdaq's continued listing requirements.

If we fail to satisfy the continued listing requirements of The Nasdaq Capital Market, Nasdaq may take steps to delist our common stock, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair our stockholders' ability to sell or purchase our common stock when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq Minimum Bid Price Requirement, or prevent future non-compliance with The Nasdaq Capital Market's listing requirements.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to sell third party insurance products under our commercial lines business as well as grow premium volume and underwrite the personal lines business profitably. To the extent that our existing capital is insufficient, we may need to raise additional capital in the future through offerings of debt or equity securities or otherwise to:

•Fund liquidity needs caused by underwriting or investment losses;
•Replace capital lost in the event of significant losses or adverse reserve development;
•Satisfy letters of credit or guarantee bond requirements that may be imposed by our clients or by regulators;
•Meet regulatory capital requirements; or
•Respond to competitive pressures.

Additionally, since the Company is no longer rated by Kroll or A.M. Best, following the Company's withdrawal from the rating process, the absence of credit ratings on our outstanding securities could impact our ability to obtain additional debt or hybrid capital at reasonable terms or at all. Credit ratings are an opinion by third parties of our financial strength and ability to meet ongoing obligations to our future policyholders. The lack of a credit rating may make it difficult for investors to evaluate an investment in our securities and for us to raise additional capital in the future on acceptable terms or at all.

Any equity or debt financing, if available at all, may be on terms that are unfavorable to us. Furthermore, any additional capital raised through the sale of equity could dilute your ownership interest in the Company and may cause the value of our shares to decline. Additional capital raised through the issuance of debt may result in creditors having rights, preferences and privileges senior or otherwise superior to those of the holders of our shares and may limit our flexibility in operating our business and make it more difficult to obtain capital in the future. Disruptions, uncertainty, or volatility in the capital and credit markets may also limit our access to capital required to operate our business. If we are not able to obtain adequate capital, our business, financial condition and results of operations could be materially adversely affected.

Our principal shareholders and management own a significant percentage of our stock and are able to exert significant control over matters subject to shareholder approval.

As of December 31, 2024, our executive officers, directors, 5% shareholders and their affiliates owned approximately 68.9% of our voting stock. Therefore, these shareholders have the ability to influence us through their ownership position. These shareholders may be able to significantly influence all matters requiring shareholder approval. For example, these shareholders may be able to significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our shareholders.

In addition, our 2015 Omnibus Incentive Plan permits the Board or a committee thereof to accelerate, vest or cause the restrictions to lapse with respect to outstanding equity awards, in the event of, or immediately prior to, a change in control. Such vesting or acceleration could discourage the acquisition of our Company.

We could also become subject to certain anti-takeover provisions under Michigan law which may discourage, delay or prevent someone from acquiring us or merging with us, whether or not an acquisition or merger is desired by or beneficial to our shareholders. If a corporation's board of directors chooses to "opt in" to certain provisions of Michigan Law, such corporation may not, in general, engage in a business combination with any beneficial owner, directly or indirectly, of 10% of the corporation's outstanding voting shares unless the holder has held the shares for five years or more or, among other things, the board of directors has approved the business combination. Our Board has not elected to be subject to this provision, but could do so in the future. Any provision of our amended and restated articles of incorporation or bylaws or Michigan law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares, and could also affect the price that some investors are willing to pay for our common stock otherwise.

Although the New Public Notes are currently listed on Nasdaq, the trading market for the New Public Notes may be limited, which could affect the market price of the New Public Notes or your ability to sell them.

Although the New Public Notes are currently listed on Nasdaq, we cannot provide any assurances that it will remain on Nasdaq or that an active trading market will exist for the New Public Notes or that you will be able to sell your New Public Notes. The New Public Notes may trade at a discount to their face value depending on access to markets, prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. We cannot assure you that a liquid trading market will be available for the New Public Notes, that you will be able to sell the New Public Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not exist, the liquidity and trading price for the New Public Notes may be harmed.

We may not be able to make payments on the New Public Notes.

We may be unable to pay the principal and interest on the New Public Notes which will substantially decrease the market value of the New Public Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal and interest on the New Public Notes, or if we otherwise fail to comply with the various covenants, including certain operating covenants, we could be in default under the terms of the agreements governing the New Public Notes. In the event of such default, the holders of the New Public Notes could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest.

There are limited financial covenants in the Indenture relating to our New Public Notes.

The Indenture does not restrict us or our Insurance Company Subsidiaries from incurring additional debt or other liabilities. If we incur additional debt or liabilities, our ability to pay the obligations on the New Public Notes could be adversely affected.

Our indebtedness, including the indebtedness we or our Insurance Company Subsidiaries may incur in the future, could have important consequences for the holders of the New Public Notes, including:

•limiting our ability to satisfy our obligations with respect to the New Public Notes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements;
•requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements; and•limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and putting us at a disadvantage compared to competitors with less indebtedness.

In addition, we have limited restrictions under the Indenture from granting security interests in our assets, paying dividends or issuing or repurchasing securities. Moreover, the Indenture does not require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the New Public Notes in the event that we experience material adverse changes in our financial condition or results of operations. Holders of the New Public Notes have limited protection under the Indenture in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction.

For these reasons, you should not consider the covenants in the Indenture a significant factor in evaluating whether to invest in the New Public Notes.

The New Public Notes are structurally subordinated to any future indebtedness and other liabilities of our Insurance Company Subsidiaries.

The New Public Notes are obligations exclusively of Conifer Holdings, Inc. and not of any of our Insurance Company Subsidiaries. None of our Insurance Company Subsidiaries is a guarantor of the New Public Notes and the New Public Notes are not guaranteed by any subsidiary we may acquire or create in the future. Any assets of our Insurance Company Subsidiaries will not be directly available to satisfy the claims of our creditors, including holders of the New Public Notes. The New Public Notes are structurally subordinated to all future indebtedness and other liabilities of any of our Insurance Company Subsidiaries and any subsidiary that we may in the future acquire or establish. Our Insurance Company Subsidiaries may incur substantial indebtedness in the future, all of which would be structurally senior to the New Public Notes.

Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the New Public Notes.

The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section or any number of our financial filings or disclosures or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common stock could adversely impact the trading price of the New Public Notes.

We may redeem the New Public Notes before maturity, and holders of the redeemed New Public Notes may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the New Public Notes. If redemption does occur, holders of the redeemed New Public Notes may be unable to reinvest the money received in the redemption at a rate that is equal to or higher than the rate of return on the New Public Notes.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Identifying, assessing and managing cybersecurity risks is an important component of Conifer's overall enterprise risk management program. As with the management of risks generally, given our holding company structure, the management of cybersecurity risks involves coordination between the Company and its consolidated subsidiaries.

The Company and each of its consolidated subsidiaries are responsible for developing a cybersecurity program appropriate for their respective businesses. The design of these cybersecurity programs is informed by the Center for Internet Security Critical Security Controls framework ("CISCSC"). This does not imply that these programs meet all specifications of CISCSC, but rather that we use them as a guide to help us identify, assess and manage cybersecurity risks relevant to our business. The cybersecurity programs developed by the Company and its consolidated subsidiaries include, among other things, (i) advanced threat protection and detection systems; (ii) vulnerability scanning and testing of network defenses; (iii) user authentication, role-based access, and privileged access management; (iv) data encryption, loss prevention, backup and recovery mechanisms; (v) employee training; (vi) disaster recovery testing and (vii) security assessments of third-party service providers.

Our cybersecurity risk management program is part of our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents in the past three fiscal years, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program. The Audit Committee receives periodic reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats.

ITEM 2. PROPERTIES

We lease office space in Troy, Michigan, where our principal executive office is located. We also lease offices in Southfield, Michigan; and Miami, Florida. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed.

ITEM 3. LEGAL PROCEEDINGS

We are party to legal proceedings which arise in the ordinary course of business. We believe that the outcome of such matters, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position, operating results or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Shareholder Information

Corporate Headquarters	**Transfer Agent & Registrar**
3001 W. Big Beaver Rd., Suite 200	Equiniti Trust Company, LLC
Troy, MI 48084	48 Wall Street
Phone: (248) 559-0840	New York, NY 10005

Corporate Counsel

Honigman, LLP

660 Woodward Avenue

2290 First National Building

Detroit, MI 48226-3506

Shareholder Relations and Form 10-K

A copy of our 2024 Annual Report and Form 10-K, as filed with the Securities and Exchange Commission, may be obtained upon written request to our Financial Reporting Department at our corporate headquarters at ir@cnfrh.com.

Dividend Policy

Neither Michigan law nor our amended and restated articles of incorporation requires our Board to declare dividends on our common stock. Conifer Holdings, Inc. is a holding company that has no substantial revenues of its own, and relies primarily on intercompany service fees, cash dividends or distributions from its subsidiaries to pay operating expenses, service debts, and pay dividends to shareholders. The payment of dividends by the Insurance Company Subsidiaries is limited under the laws and regulations of their respective state of domicile. These regulations stipulate the maximum amount of annual dividends or other distributions available to shareholders without prior approval of the relevant regulatory authorities. Any future determination to declare cash dividends on our common stock will be made at the discretion of the board of directors and will depend on the financial condition, results of operations, capital requirements, general business conditions and other factors that the Board may deem relevant. The Parent Company has not historically paid dividends and does not anticipate paying cash dividends on its common stock for the foreseeable future.

Shareholders of Record

Our common stock is traded on The Nasdaq Capital Market under the symbol "CNFR." As of March 28, 2025, there were 24 shareholders of record of our common stock. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers and other nominees.

Repurchases of Company's Stock

On December 5, 2018, the Company's Board authorized a stock repurchase program, under which the Company may repurchase up to one million shares of the Company's common stock. Shares may be purchased in the open market or through negotiated transactions. The program may be terminated or suspended at any time, at the discretion of the Company. The Company may in the future enter into a Rule 10b5-1 trading plan to effect a portion of the authorized purchases, if criteria set forth in the plan are met. Such a plan would enable the Company to repurchase its shares during periods outside of its normal trading windows, when the Company typically would not be active in the market. The timing of purchases, and the exact number of any shares to be purchased, will depend on market conditions. The repurchase program does not include specific price targets or timetables. The company did not repurchase any shares of stock for the quarter ended December 31, 2024 related to the stock repurchase program.

Recent Sales of Unregistered Securities

On December 20, 2023 (the "Initial Issue Date"), the Company issued $6.0 million of its newly designated Series A Preferred Stock, no par value, through a private placement of 1,000 shares of Series A Preferred Stock priced at $6,000 per share that matures on June 30, 2026 (the "Maturity Date"). The Series A Preferred Stock was sold to Clarkston 91 West LLC (the "Purchaser"), an entity affiliated with Gerald and Jeffrey Hakala, members of the Board of the Company. The sale of the Series A Preferred Stock was not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated thereunder. On August 30, 2024, the Company redeemed all of the $6.0 million of its outstanding Series A Preferred Stock.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K, filed with the U. S. Securities and Exchange Commission ("SEC").

Recent Developments and Significant Transactions

Premium Revenue Reductions

In January 2024, the Company began to reduce premium revenues from underwriting operations due to a lack of adequate statutory capital and surplus in its Insurance Company Subsidiaries. The Company ceased writing almost all commercial lines premiums by August 30, 2024. We expect minimal premiums from commercial lines in the near term with no current plans to re-establish commercial lines premium volumes in the future. The Company expects to continue to directly write the Midwest and Texas homeowners business going forward, however, the Company is subject to significant concentration of risk because all of the homeowners business is produced by one agency, SSU, and we no longer have any ownership interest or control over where SSU places its business. To provide ongoing capital support for the Insurance Company Subsidiaries, the Company sold its agency operations.

Sale and Disposal of Agency Business

On August 30, 2024 the Company completed the sale of all of the issued and outstanding membership interests of CIS to BSU Leaf Holdings LLC, a Delaware limited liability company, pursuant to the CIS Agreement, by and among the Company, Buyer and Buyer's parent). CIS comprised the Company's managing general agency "MGA" business and was the legal entity used to implement the strategic shift to non risk-bearing revenue from an underwriting-based model as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. CIS also represented almost all of the wholesale agency segment. CIS and the related wholesale agency segment are now reported as discontinued operations for all periods presented. The Company sold CIS in order to generate liquidity to pay down debt and provide capital to the Insurance Company Subsidiaries.

The CIS Sale will have a significant negative impact on revenues for the Company going forward. With the previously mentioned strategic shift away from underwriting revenues, the Company was relying on the growth of commission revenue to replace the lost revenue from underwriting. Now that the wholesale agency segment has been sold, the Company will need to rely entirely on underwriting revenues. These revenues have reduced significantly in the past year. For example, gross written premiums were $24.4 million in the fourth quarter of 2023, as compared to only $13.7 million in the fourth quarter of 2024.

In connection with the CIS Sale, 68 of the Company's 77 employees were transferred to the Buyer, including Nicholas Petcoff, the Company's then current Chief Executive Officer, as well as all of the underwriting, claims and IT teams, and a portion of the finance staff and other operating staff. As part of the completion of t the CIS Sale, Mr. Petcoff resigned from his role as Chief Executive Officer and as a director on August 30, 2024. Concurrently, Brian Roney, President of the Company, was appointed as the Company's new Chief Executive Officer. The Company entered into a transition services agreement with the buyer to allow both parties to share resources for a certain period of time, generally less than twelve months, in order to effectuate an orderly separation of the internal systems and operations. The net cost to the Company was $225,000 which expense will be recognized over the period the services are provided.

The Company also entered into a producer administration agreement with CIS with regards to the current books of business requiring CIS to support any underwriting and related system obligations of the run-off book of business. Separately, the Company entered into a claims administration agreement with CIS, to handle all commercial lines claims run-off or any other claims generated from business produced by CIS.

The initial purchase price of CIS was $45.0 million, subject to purchase price adjustments. In addition, during the three years ending on the third anniversary of the Closing Date, the Company is eligible under the CIS Agreement to receive up to three contingent payments based on performance thresholds of the gross revenue earned by CIS in the applicable quarter, with the aggregate amount of contingent capped at $25.0 million. Consideration paid in cash to the Company was $46.6 million on August 30, 2024, which is comprised of the $45.0 million initial purchase price, plus $1.6 million of cash in CIS in excess of the working capital deficiency (as defined in the CIS Agreement).

The contingent consideration payments, in order of achievability are $5.0 million, $10.0 million and $10.0 million. The contingent consideration included in the gain on sale was calculated based on the fair value of the three contingent payments as of September 30, 2024, in accordance with ASC 820 - Fair Value Measurement. The first contingent payment was earned as of September 30, 2024, and was reported at a fair value of $4.9 million value. The full $5.0 million contingent payment was received by the Company in December 2024, with the change in fair value being reflected in Other gains in the Consolidated Statements of Operations. The second contingent payment is expected to be earned in 2025 and the third contingent payment is not expected to be earned until after 2025, if at all. The Company determined the combined fair value of the second and third contingent payments to be $8.1 million as of December 31, 2024. The fair values of all contingent payments increased the gain on the sale of CIS as of September 30, 2024. As fair value estimates change over time, subsequent measurement adjustments will be reflected in income or loss from continuing operations in the period of change.

There was significant judgment in deriving the fair value of the final two $10.0 million contingent payments, including estimating the extent of time it will take to achieve the earnout, the credit quality of the buyer and, most importantly, the risk that the contingent payments may not be achieved at all. There is greater than an insignificant chance that we do not receive one or both of these contingent payments. There are no provisions allowing for a partial payment of the earnout.

Sale of SSU

Prior to August 30, 2024 the Company owned 50% of SSU and the other 50% of SSU was owned by Andrew Petcoff, the son of James Petcoff, the Company's former Executive Chairman and Co-Chief Executive Officer and beneficial owner of more than 5% of the Company's common stock. Andrew Petcoff purchased 50% of SSU from the Company on December 31, 2022, for $1,000.

On August 30, 2024, the Company completed the sale of its 50% ownership interest in SSU to an entity owned by Andrew Petcoff. Pursuant to the Membership Interest Purchase Agreement, dated as of August 30, 2024 (the "SSU Agreement") among Sycamore Financial Group, LLC, Andrew Petcoff and VSRM Insurance Agency, Inc., the aggregate purchase price was $6.5 million, with $3.0 million paid in cash to the Company at the time of the closing and the remaining $3.5 million was paid to the Company during the fourth quarter of 2024. A gain of $6.5 million was recognized on the sale of SSU.

Other Impacts of Recent Developments

With the completion of the disposal of the agency business, we have just two agency relationships; with CIS and SSU. CIS has control over almost all of our commercial lines premium volume and it is expected that CIS will remove all of the remaining commercial lines business to another insurer as some point in the future. SSU has control of our remaining homeowners book of business and could move that business to another insurer or insurers. This is a significantly different structure from when we filed our 2023 Annual Report on Form 10-K, on April 1, 2024 with the U. S. Securities and Exchange Commission. We no longer directly "market and sell our insurance products through a network of over 4,400 independent agents that distribute our policies through approximately 950 sales offices" as stated in that filing. Those relationships are now owned by unrelated third parties (CIS and SSU). This greatly amplifies our concentration of risk relative to our marketing and distribution network.

Our staff is now only approximately ten people. We are relying heavily upon the CIS and SSU teams to handle underwriting, claims, and information technology services. Much of this is managed either through program administration agreements with CIS and SSU or a claims administration agreement with CIS. The policy management system also conveyed with CIS, which we can continue to use for our existing business, but may not be available for any new programs we may consider. CIS and SSU also handle all billing and collections. We no longer have the capacity to operate a direct bill process.

Redemption of Series A Preferred Stock and payoff of Senior Secured Debt

On August 30, 2024 with a portion of the proceeds from the sale of CIS, the Company paid off all $9.3 million of its privately placed 12.5% Senior Secured Notes which were outstanding at August 30, 2024, and redeemed all of the $6.0 million of its outstanding Series A Preferred Stock. The Company incurred a redemption premium of $397,000 from the Series A Preferred Stock, and recorded the premium as additional dividends paid on the Series A Preferred Stock. See Note 9 ~ Debt and Note 12 ~ Shareholders Equity of the Notes to the Consolidated Financial Statements for further details.

A.M. Best and Kroll

On March 25, 2024, Kroll downgraded the financial strength ratings of CIC and WPIC. Kroll has given CIC an insurance financial strength rating of BB- with a negative outlook. Kroll has given WPIC an insurance financial strength rating of B with a negative outlook. A BB- and a B rating indicates that the insurer's financial condition is low quality. Concurrently, the Company withdrew its participation in the rating process, and shall be non-rated by Kroll going forward.

On March 14, 2024, A.M. Best downgraded the financial strength ratings of CIC and WPIC to C. A rating of C means A.M. Best considers both companies to have a "weak" ability to meet ongoing financial obligations. Concurrently, the Company withdrew its participation in the rating process, and shall be non-rated by A.M. Best going forward.

Insurance Company Subsidiaries Capital Constraints

As a result of multiple years of underwriting losses, mainly from the commercial lines of business, the Insurance Company Subsidiaries capital and surplus has diminished over the years. In addition, in the fourth quarter of 2024, there was significant additional adverse development in CIC. This resulted in the need for CHI to contribute an additional $16.0 million into CIC in order for CIC to remain above the Regulatory Action Level of the Risk Based Capital ("RBC"). Even with these contributions, CIC fell within the Company Action Level of the RBC and was required to submit a plan of remediation to the domiciliary state regulators. To fund these additional contributions, CHI utilized proceeds from the CIS Sale and raised $7.5 million from the issuance of our Series B Preferred Stock. WPIC no longer writes any business and CIC's writings are significantly constrained by its diminished capital position.

Business Overview

We are an insurance holding company that markets and services our product offerings through specialty personal insurance business lines. We are authorized to write insurance as an excess and surplus lines carrier in 44 states, including the District of Columbia. We are licensed to write insurance as an admitted carrier in 42 states, including the District of Columbia, and we used to offer our insurance products in almost all 50 states. As of December 31, 2024, we offer insurance products primarily in Texas, Illinois and Indiana for homeowners lines and Nevada and Michigan for other lines.

Our revenues are primarily derived from premiums earned from our insurance operations. We also generate other revenues through investment income. Prior to the sale of CIS we also generated other income mainly from installment fees and policy issuance fees related to the policies we wrote. Our revenues generated from the Company's MGA, CIS, is now disclosed in discontinued operations for all periods presented. Following the CIS Sale, we will no longer generate commission income or related installment and policy issuance fees.

Our expenses consist primarily of losses and loss adjustment expenses, agents' commissions, and other underwriting and administrative expenses. Historically, we have organized our operations in three insurance businesses: commercial insurance lines, personal lines, and agency business. Together, the commercial and personal lines refer to "underwriting" operations that take insurance risk, and the agency business refers to non-risk insurance business.

Through our commercial insurance lines, we historically offered coverage for both commercial property and commercial liability. We also offered coverage for commercial automobiles and workers' compensation. Our insurance policies are sold to targeted small and mid-sized businesses on a single or multiple-coverage basis. With the strategic shift described above substantially executed, we expect only a small amount of commercial lines business going forward.

Through our personal insurance lines, we offer homeowners insurance and dwelling fire insurance products to individuals in several states. Our specialty homeowners insurance product line is primarily comprised of low-value dwelling insurance tailored for owners of lower valued homes, which we offer in Illinois, Indiana and Texas.

Our MGA, CIS, operated through our wholesale agency business segment. Through CIS, we historically offered commercial and personal lines insurance products for our Insurance Company Subsidiaries as well as third-party insurers. The wholesale agency business segment provided our agents with more insurance product options. As mentioned above, following the CIS Sale, we will no longer be operating this business and its historical results are included in discontinued operations.

Critical Accounting Policies and Estimates

General

We identified the accounting estimates below as critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. See the Consolidated Financial Statements Note 1 ~ Summary of Significant Accounting Policies, for further details.

Unpaid Loss and Loss Adjustment Expense Reserves and Reinsurance Recoverables on Unpaid Loss and Loss Adjustment Expenses

Our recorded loss and loss adjustment expenses ("LAE") reserves represent management's best estimate of unpaid loss and LAE, and related reinsurance recoverables, at each balance sheet date, based on information, facts and circumstances known at such time. Our loss and LAE reserves reflect our estimates at the balance sheet date of:

•Case reserves, which are unpaid loss and LAE amounts that have been reported; and
•Incurred but not reported ("IBNR") reserves, which are (1) unpaid loss and LAE amounts that have been incurred but not yet reported; and (2) the expected development on case reserves.

We do not discount the loss and LAE reserves for the time value of money.

Case reserves are initially set by our claims personnel. When a claim is reported to us, our claims department completes a case-basis valuation and establishes a case reserve for the estimated amount of the probable ultimate losses and LAE associated with that claim. Our claims department updates their case-basis valuations upon receipt of additional information and reduces case reserves as claims are paid. The case reserve is based primarily upon an evaluation of the following factors:

•The type of loss;
•The severity of injury or damage;
•Our knowledge of the circumstances surrounding the claim;
•The jurisdiction of the occurrence;
•Policy provisions related to the claim;
•Expenses intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims, costs of outside adjusters and experts, and all other expenses which are identified to the case; and
•Any other information considered pertinent to estimating the indemnity and expense exposure presented by the claim.

IBNR reserves, on both a gross basis, and net of reinsurance recoverables basis, are determined by subtracting case reserves and paid loss and LAE from the estimated ultimate loss and LAE. Our actuarial department develops estimated ultimate loss and LAE on a quarterly basis. Our Reserve Review Committee (which includes our Chief

Executive Officer and our Chief Financial Officer) meets each quarter to review our actuaries' estimated ultimate expected loss and LAE.

We use several generally accepted actuarial methods to develop estimated ultimate loss and LAE estimates by line of business and accident year. This process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is a reasonable basis for predicting future outcomes. These methods utilize various inputs, including:

•Written and earned premiums;
•Paid and reported losses and LAE;
•Expected initial loss and LAE ratio, which is the ratio of incurred losses and LAE to earned premiums; and
•Expected claim reporting and payout patterns based on our own loss experience and supplemented with insurance industry data where applicable.

The principal standard actuarial methods used by our actuaries for their comprehensive reviews include:

•Loss ratio method-This method uses loss and LAE ratios for prior accident years, adjusted for current trends, to determine an appropriate expected loss and LAE ratio for a given accident year;
•Loss development methods-Loss development methods assume that the losses and LAE yet to emerge for an accident year are proportional to the paid or reported loss and LAE amounts observed to-date. The paid loss development method uses losses and LAE paid to date, while the reported loss development method uses losses and LAE reported to date;
•Bornheutter-Ferguson method-This method is a combination of the loss ratio and loss development methods, where the loss development factor is given more weight as an accident year matures; and
•Frequency/severity method-This method projects claim counts and average cost per claim on a paid or reported basis for high frequency, low severity products.

Our actuaries give different weights to each of these methods based upon the amount of historical experience data by line of business and by accident year, and based on judgment as to what method is believed to result in the most accurate estimate. The application of each method by line of business and by accident year may change in the future if it is determined that a different emphasis for each method would result in more accurate estimates.

Our actuaries also analyze several diagnostic measures by line of business and accident year, including but not limited to: reported and closed frequency and severity, claim reporting and claim closing patterns, paid and incurred loss ratio development, and ratios of paid loss and LAE to incurred loss and LAE. After the actuarial methods and diagnostic measures have been performed and analyzed, our actuaries use their judgment and expertise to select an estimated ultimate loss and LAE by line of business and by accident year.

Our actuaries estimate an IBNR reserve for our unallocated LAE not specifically identified to a particular claim, namely our internal claims department salaries and associated general overhead and administrative expenses associated with the adjustment and processing of claims. These estimates, which are referred to as unallocated loss adjustment expense ("ULAE") reserves, are based on internal cost studies and analyses reflecting the relationship of ULAE paid to actual paid and incurred losses. We select factors that are applied to case reserves and IBNR reserve estimates in order to estimate the amount of ULAE reserves applicable to estimated loss reserves at the balance sheet date.

We allocate the applicable portion of our estimated loss and LAE reserves to amounts recoverable from reinsurers under reinsurance contracts and report those amounts separately from our loss and LAE reserves as an asset on our balance sheet.

The estimation of ultimate liability for losses and LAE is a complex, imprecise and inherently uncertain process, and therefore involves a considerable degree of judgment and expertise. Our loss and LAE reserves do not represent an exact measurement of liability, but are estimates based upon various factors, including but not limited to:

•Actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;
•Estimates of future trends in claims severity and frequency;
•Assessment of asserted theories of liability; and
•Analysis of other factors, such as variables in claims handling procedures, economic factors, and judicial and legislative trends and actions.

Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. In addition, the establishment of loss and LAE reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified. As a result, an integral component of our loss and LAE reserving process is the use of informed subjective estimates and judgments about our ultimate exposure to losses and LAE. Accordingly, the ultimate liability may vary significantly from the current estimate. The effects of change in the estimated loss and LAE reserves are included in the results of operations in the period in which the estimate is revised.

Our reserves consist entirely of reserves for property and liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by us under reinsurance contracts. Several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. The level of IBNR reserves in relation to total reserves depends upon the characteristics of the specific line of business, particularly related to the speed with which claims are reported and outstanding claims are paid. Lines of business for which claims are reported slowly will have a higher percentage of IBNR reserves than lines of business that report and settle claims more quickly.

The following table shows the ratio of IBNR reserves to total reserves net of reinsurance recoverables as of December 31, 2024 (dollars in thousands):

Reserves	Commercial Lines	Personal Lines	Total Lines
Gross case reserves	$ 76,246	$ 5,135	$ 81,381
Ceded case reserves	(26,828)	(2,004)	(28,832)
Net case reserves	49,418	3,131	52,549
Gross IBNR	105,908	1,996	107,904
Ceded IBNR	(55,201)	(457)	(55,658)
Net IBNR	50,707	1,539	52,246
Unpaid losses and loss adjustment expenses	182,154	7,131	189,285
Reinsurance recoverables on unpaid losses	(82,029)	(2,461)	(84,490)
Net unpaid losses and loss adjustment expenses	$ 100,125	$ 4,670	$ 104,795
Ratio of Gross IBNR to Unpaid losses and loss adjustment expenses	58.1%	28.0%	57.0%

Included in the reinsurance recoverables were reinsurance recoverables from the LPT which were $10.6 million of reinsurance recoverables on case reserves. All of the reinsurance recoverables from the LPT are included in commercial lines.

Although we believe that our reserve estimates are reasonable, it is possible that our actual loss and LAE experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related LAE may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us. Such adjustments are included in current operations.

Our loss and LAE reserves do not represent an exact measurement of liability, but are estimates. The most significant assumptions affecting our IBNR reserve estimates are the loss development factors applied to paid losses and case reserves to develop IBNR by line of business and accident year. Although historical loss development provides us with an indication of future loss development, it typically varies from year to year. Thus, for each accident year within each line of business we select one loss development factor out of a range of historical factors.

We generated a sensitivity analysis of our net reserves which represents reasonably likely levels of variability in our selected loss development factors. We believe the most meaningful approach to the sensitivity analysis is to vary the loss development factors that drive the ultimate loss and LAE estimates. We applied this approach on an accident year basis, reflecting the reasonably likely differences in variability by level of maturity of the underlying loss experience for each accident year. Generally, the most recent accident years are characterized by more unreported losses and less information available for settling claims, and have more inherent uncertainty than the reserve estimates for more mature accident years. Therefore, we used variability factors of plus or minus 10% for the most recent accident year, 5% for the preceding accident year, and 2.5% for the second preceding accident year. There is minimal expected variability for accident years at four or more years' maturity.

The following table displays ultimate net loss and LAE and net loss and LAE reserves by accident year for the year ended December 31, 2024. We applied the sensitivity factors to each accident year amount and have calculated the amount of potential net loss and LAE reserve change and the impact on 2024 reported pre-tax income and on net income and shareholders' equity at December 31, 2024. We believe it is not appropriate to sum the illustrated amounts as it is not reasonably likely that each accident year's reserve estimate assumptions will vary simultaneously in the same direction to the full extent of the sensitivity factor. The shareholders' equity amounts include an income tax rate assumption of 21%, however due to the net operating losses ("NOL") available to use against taxable income and the offsetting valuation allowance, there is no difference between pre-tax income and shareholders' equity in this schedule. The dollar amounts in the table are in thousands.

| | As of December 31, 2024 | | | Impact | |
	Net Ultimate Loss and LAE (1)	Net Loss and LAE Reserves (1)	Ultimate Loss and LAE Sensitivity Factor	Pre-Tax Income (2)	Shareholders' Equity (2)
Increased Ultimate Losses & LAE					
Accident Year 2024	$ 39,152	$ 15,077	10.0 %	$ (3,915)	$ (3,093)
Accident Year 2023	71,906	34,965	5.0 %	(3,595)	(2,840)
Accident Year 2022	75,449	29,244	2.5 %	(1,886)	(1,490)
Prior to 2022 Accident Years	-	25,509	- %	-	-
Decreased Ultimate Losses & LAE					
Accident Year 2024	39,152	15,077	(10.0)%	3,915	3,093
Accident Year 2023	71,906	34,965	(5.0)%	3,595	2,840
Accident Year 2022	75,449	29,244	(2.5)%	1,886	1,490
Prior to 2022 Accident Years	-	25,509	- %	-	-

(1) Represents amounts as of December 31, 2024.
(2) Represents how pre-tax income and shareholders' equity would change if the Net Ultimate Loss and LAE were to change by the percentage in the Ultimate Loss and LAE Sensitivity Factor column.

Investment Valuation and Credit Losses

We carry debt securities classified as available-for-sale at fair value, and unrealized gains and losses on such securities, totaled $12.3 million as of December 31, 2024, net of any deferred taxes, which are reported as a separate component of accumulated other comprehensive income. Our equity securities that do not result in consolidation and are not accounted for under the equity method are measured at fair value and any changes in fair value are recognized in net income. We carry other equity investments that do not have a readily determinable fair value at cost, less impairment and adjusted for observable price changes under the measurement alternative provided under GAAP. We review the equity securities and other equity investments for impairment during each reporting period.

We review available-for-sale debt securities for credit losses based on current expected credit loss methodology at the end of each reporting period. We do not have any securities classified as trading or held to maturity.

At each quarter-end, for available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through earnings.

For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Our outside investment managers assist us in this evaluation.

Fair values are measured in accordance with ASC 820, *Fair Value Measurements*. The guidance establishes a framework for measuring fair value and a three-level hierarchy based upon the quality of inputs used to measure fair value. The three levels of the fair value hierarchy are: (1) Level 1: inputs are based on quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date, (2) Level 2: inputs are other than quoted prices that are observable for the asset or liabilities, either directly or indirectly, for substantially the full term of the asset or liability and (3) Level 3: unobservable inputs that are supported by little or no market activity. The unobservable inputs represent the Company's best assumption of how market participants would price the assets or liabilities. The Company also has investment company limited partnership investments, which are measured at net asset value (NAV). The fair value of these investments is based on the capital account balances reported by the investment funds subject to their management review and adjustment. The capital account balances reflect the fair value of the investment funds.

The fair values of debt and equity securities have been determined using fair value prices provided by our investment managers, who utilize internationally recognized independent pricing services. The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities).

The values for publicly-traded equity securities are generally based on Level 1 inputs which use the market approach valuation technique. The values for debt securities generally incorporate significant Level 2 inputs. The carrying value of cash and short-term investments approximate their fair values due to their short-term maturity.

We review fair value prices provided by our outside investment managers for reasonableness by comparing the fair values provided by the managers to those provided by our investment custodian. We also review and monitor changes in unrealized gains and losses. We obtain an understanding of the methods, models and inputs used by our investment managers and independent pricing services, and controls are in place to validate that prices provided represent fair values. Our control process includes initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy.

Contingent Considerations from the CIS Sale

As noted earlier, the Company is eligible to receive three contingent payments from the CIS Sale, based on performance thresholds of the gross revenue earned by CIS. The first contingent payment was earned as of September 30, 2024, and received in December 2024. The second contingent payment is expected to be earned in 2025 and the third contingent payment is not expected to be earned until after 2025, if at all. The Company determined the combined fair value of the second and third contingent payments to be $8.1 million as of December 31, 2024, which increased the gain on the sale of CIS. The fair value of the second and third contingent payments was calculated in accordance with ASC 820 - Fair Value Measurement. See Note 5 ~ *Fair Value Measurements* for further discussion of the calculations of the contingent considerations.

Income Taxes

As of December 31, 2024, we have federal and state income tax net operating loss ("NOL") carryforwards of $65.0 million and $82.4 million, respectively. Of the NOL carryforwards, $62.2 million will expire in tax years 2030 through 2043 and $10.5 million will never expire. Of the federal NOL amount, $6.8 million are subject to limitations under Section 382 of the Internal Revenue Code. These net NOL carryforwards are limited in the amount that can be utilized in any one year and may expire before they are realized.

A valuation allowance of $19.7 million and $28.0 million has been recorded against the gross deferred tax assets as of December 31, 2024 and 2023, respectively, as the Company has recognized a three-year cumulative loss from continuing operations as of December 31, 2024 which is significant negative evidence to support the lack of recoverability of those deferred tax assets in accordance with ASC 740, *Income Taxes*. If the $19.7 million valuation allowance as of December 31, 2024 were reversed in the future, it would increase book value by $1.62 per share. The net deferred tax assets were zero as of December 31, 2024 and 2023.

If, in the future, we determine we can support the recoverability of a portion or all of the deferred tax assets under the guidance, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets will be accounted for as a reduction of income tax expense and result in an increase in equity in the period of change if such judgment occurs. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and our effective tax rate in the future.

Non-GAAP Financial Measures

Adjusted Operating Income (Loss) and Adjusted Operating Income (Loss) Per Share

Adjusted operating income (loss) and adjusted operating income (loss) per share are non-GAAP measures that represent net income allocable to common shareholders excluding net realized investment gains (losses), change in fair value of equity securities, other gains (losses) and net income from discontinued operations. The most directly comparable financial GAAP measures to adjusted operating income and adjusted operating income per share are net income and net income per share, respectively. Adjusted operating income and adjusted operating income per share are intended as supplemental information and are not meant to replace net income or net income per share. Adjusted operating income and adjusted operating income per share should be read in conjunction with the GAAP financial results. Our definition of adjusted operating income may be different from that used by other companies. The following is a reconciliation of net income to adjusted operating income (dollars in thousands), as well as net income per share to adjusted operating income per share:

| | For the Years Ended December 31, | |
	2024	2023
Net income (loss)	$ 24,347	$ (25,904)
Less:		
Net realized investment gains (losses)	(125)	(20)
Change in fair value of equity securities	(203)	608
Other gains	646	-
Net income from discontinued operations	58,587	1,375
Impact of income tax expense (benefit) from adjustments *	-	-
Adjusted operating income (loss)	$ (34,558)	$ (27,867)
Weighted average common shares, diluted	12,222,881	12,220,511
Diluted income (loss) per common share:		
Net income (loss)	$ 1.99	$ (2.12)
Less:		
Net realized investment gains (losses)	(0.01)	-
Change in fair value of equity securities	(0.02)	0.05
Other gains	0.06	-
Net income from discontinued operations	4.79	0.11
Impact of income tax expense (benefit) from adjustments *	-	-
Adjusted operating income (loss) per share	$ (2.83)	$ (2.28)

* The Company has recorded a full valuation allowance against its deferred tax assets as of December 31, 2024 and 2023. As a result, there were no taxable impacts to adjusted operating income from the adjustments to net income (loss) in the table above after taking into account the use of NOLs and the change in the valuation allowance.

We use adjusted operating income (loss) and adjusted operating income (loss) per share, in conjunction with other financial measures, to assess our performance and to evaluate the results of our business. We believe these measures provide investors with valuable information relating to our ongoing performance that may be obscured by the effect of investment gains and losses as a result of our market risk sensitive instruments, which primarily relate to fixed income securities that are available-for-sale and not held for trading purposes. Realized investment gains and losses may vary significantly between periods and are generally driven by external economic developments, such as capital market conditions. Accordingly, adjusted operating income (loss) excludes the effect of items that tend to be highly variable from period to period and highlights the results from our ongoing business operations and the underlying loss or profitability of our business. We believe that it is useful for investors to evaluate adjusted operating income (loss) and adjusted operating income (loss) per share, along with net income (loss) and net income (loss) per share, when reviewing and evaluating our performance.

Executive Overview

The Company's gross written premiums decreased $71.8 million, or 49.9%, to $72.1 million in 2024, compared to $143.9 million in 2023. Our commercial lines gross written premiums decreased $80.4 million, or 75.1%, to $26.7 million in 2024, compared to $107.1 million in 2023. Our personal lines gross written premiums increased $8.6 million, or 23.4%, to $45.4 million in 2024, compared to $36.8 million in 2023.

The Company reported a net loss from continuing operations of $34.2 million, or $2.87 per share in 2024, compared to a net loss from continuing operations of $27.3 million, or $2.23 per share in 2023.

The Company reported net income from discontinued operations of $58.6 million, or $4.79 per share in 2024, compared to net income from discontinued operations of $1.4 million, or $0.11 per share in 2023.

Adjusted operating loss, a non-GAAP measure, was $34.6 million, or $2.83 per share in 2024, compared to $27.9 million, or $2.28 per share in 2023.

Results of Operations - 2024 Compared to 2023

The following table summarizes our operating results for the years indicated (dollars in thousands):

Summary Operating Results

| | Years Ended December 31, | | | |
	2024	2023	$ Change	% Change
Gross written premiums	$ 72,053	$ 143,834	$ (71,781)	(49.9%)
Net written premiums	$ 49,338	$ 68,688	$ (19,350)	(28.2%)
Net earned premiums	$ 60,862	$ 83,935	$ (23,073)	(27.5%)
Other income	328	552	(224)	(40.6%)
Losses and loss adjustment expenses, net	73,302	82,413	(9,111)	(11.1%)
Policy acquisition costs	13,335	15,797	(2,462)	(15.6%)
Operating expenses	11,831	16,738	(4,907)	(29.3%)
Underwriting gain (loss)	(37,278)	(30,461)	(6,817)	22.4%
Net investment income	5,763	5,447	316	5.8%
Net realized investment gains (losses)	(125)	(20)	(105)	*
Change in fair value of equity securities	(203)	608	(811)	*
Other gains (losses)	646	-	646	*
Interest expense	4,883	3,206	1,677	52.3%
Income (loss) from continuing operations before income taxes	(36,080)	(27,632)	(8,448)	30.6%
Income tax expense (benefit)	(1,840)	(353)	(1,487)	*
Net income (loss) from continuing operations	(34,240)	(27,279)	(6,961)	25.5%
Net income from discontinued operations	58,587	1,375	57,212	*
Net income (loss)	$ 24,347	$ (25,904)	$ 50,251	
Book value per common share outstanding	$ 1.76	$ 0.24		
Underwriting Ratios:				
Loss ratio (1)	120.2%	97.8%		
Expense ratio (2)	35.8%	37.1%		
Combined ratio (3)	156.0%	134.9%		

(1)The loss ratio is the ratio, expressed as a percentage, of net losses and loss adjustment expenses to net earned premiums and other income from underwriting operations.
(2)The expense ratio is the ratio, expressed as a percentage, of policy acquisition costs and operating expenses to net earned premiums and other income from underwriting operations.
(3)The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.

* Percentage change is not meaningful

Premiums

Premiums are earned ratably over the term of the policy, whereas written premiums are reflected on the effective date of the policy. Almost all commercial lines and homeowners products have annual policies, under which premiums are earned evenly over one year. The resulting net earned premiums are impacted by the gross and ceded written premiums, earned ratably over the terms of the policies.

Our premiums are presented below for the years ended December 31, 2024 and 2023 (dollars in thousands):

Summary of Premium Revenue

| | Years Ended December 31, | | | | | |
	2024		2023		$ Change	% Change
Gross written premiums						
Commercial lines	$	26,686	$	107,078	$ (80,392)	(75.1%)
Personal lines		45,367		36,756	8,611	23.4%
Total	$	72,053	$	143,834	$ (71,781)	(49.9%)
Net written premiums						
Commercial lines	$	14,541	$	36,580	$ (22,039)	(60.2%)
Personal lines		34,797		32,108	2,689	8.4%
Total	$	49,338	$	68,688	$ (19,350)	(28.2%)
Net Earned premiums						
Commercial lines	$	28,160	$	59,221	$ (31,061)	(52.4%)
Personal lines		32,702		24,714	7,988	32.3%
Total	$	60,862	$	83,935	$ (23,073)	(27.5%)

Gross written premiums decreased by $71.8 million, or 49.9%, to $72.1 million in for the year ended December 31, 2024, compared to $143.8 million for the year ended December 31, 2023.

Commercial lines gross written premiums decreased $80.4 million, or 75.1%, to $26.7 million for the year ended December 31, 2024, compared to $107.1 million, for the year ended December 31, 2023. We ceased writing substantially all commercial lines during 2024. As of September 1, 2024, we no longer write any hospitality or small business commercial lines business. These lines are in run off and will continue to earn some premium during the first three months of 2025. We currently do not expect to write a significant amount of other commercial lines in the near term.

Personal lines gross written premiums increased $8.6 million, or 23.4%, to $45.4 million for the year ended December 31, 2024, compared to $36.8 million for the year ended December 31, 2023. The increase was due to the organic growth in the low-value dwelling book of business in Texas, which grew by $13.6 million in 2024. This increase was offset from our exit of Oklahoma homeowners business, which we no longer write. We plan to continue to write the Midwest and Texas homeowners programs but we do not expect continued growth to be significant.

Net written premiums decreased $19.4 million, or 28.2%, to $49.3 million, for the year ended December 31, 2024, compared to $68.7 million for the year ended December 31, 2023. Net written premiums declined during the year as a result of the Company's reduction in commercial lines business.

Losses and Loss Adjustment Expenses

The tables below detail our losses and LAE and loss ratios for the years ended December 31, 2024 and 2023 (dollars in thousands).

Year Ended December 31, 2024		Commercial Lines		Personal Lines		Total
Accident year net losses and LAE	$	18,692	$	20,895	$	39,587
Net (favorable) adverse development		33,463		252		33,715
Calendar year net loss and LAE	$	52,155	$	21,147	$	73,302
Accident year loss ratio		66.3%		63.8%		64.9%
Net (favorable) adverse development		118.5%		0.8%		55.3%
Calendar year loss ratio		184.8%		64.6%		120.2%

Year Ended December 31, 2023	Commercial Lines		Personal Lines		Total	
Accident year net losses and LAE	$	43,622	$	20,958	$	64,580
Net (favorable) adverse development		19,206		(1,373)		17,833
Calendar year net loss and LAE	$	62,828	$	19,585	$	82,413
Accident year loss ratio		73.4%		84.5%		76.6%
Net (favorable) adverse development		32.3%		(5.6)%		21.2%
Calendar year loss ratio		105.7%		78.9%		97.8%

Net losses and LAE decreased by $9.1 million, or 11.1%, to $73.3 million for the year ended December 31, 2024, compared to $82.4 million for the year ended December 31, 2023. The decrease was mostly attributable to a $25.0 million decrease in current accident year losses due to a significant reduction in net earned premiums described above. The decrease in current accident year losses was partially offset by a $33.7 million increase in adverse development on prior-year loss reserves.

Of the $33.7 million in adverse development in 2024, $33.5 million was related to emergence in the commercial liability lines of business. The adverse development was predominantly in the Security Guard program, which we ceased writing, and ceded all unearned premiums on September 30, 2023. We experienced higher-than expected open case loss emergence due to higher loss severity due to litigated claims and settling at a much higher amount than expected. To mitigate the impact of potential further adverse development on case reserves, we increased our expected loss ratio inputs for calculating IBNR in multiple accident years for this program which increased our ultimate loss estimates in accident years 2020 through 2023 by $33.5 million, for the year ended December 31, 2024. The adverse development in this program was partially offset by favorable development in other programs.

Expense Ratio

Our expense ratio is a measure of the efficiency and performance of the commercial and personal lines of business (our risk-bearing underwriting operations). It is calculated by dividing the sum of policy acquisition costs and other underwriting expenses by the sum of net earned premiums and other income of the underwriting business. Costs that cannot be readily identifiable as a direct cost of a segment or product line remain in Corporate for segment reporting purposes. The expense ratio excludes wholesale agency and Corporate expenses.

The table below provides the expense ratio by major component:

	Years Ended December 31,	
	2024	2023
Commercial Lines		
Policy acquisition costs	15.3%	15.3%
Operating expenses	14.5%	20.2%
Total	29.8%	35.5%
Personal Lines		
Policy acquisition costs	27.5%	26.8%
Operating expenses	13.6%	13.9%
Total	41.1%	40.7%
Total Underwriting		
Policy acquisition costs	21.8%	18.8%
Operating expenses	14.0%	18.3%
Total	35.8%	37.1%

Our expense ratio decreased by 1.3% to 35.8% in 2024, compared to 37.1% the same period in 2023.

Policy acquisition costs are costs we incur to issue policies, which include commissions, premium taxes, underwriting reports and underwriter compensation costs. The Company offsets direct commissions with ceded commissions from reinsurers. The Company's policy acquisition costs were 21.8% in 2024, compared to 18.8% in 2023. The increase was due to increased commission rates in 2024 for the Company's homeowners book of business.

Operating expenses consist primarily of employee compensation, information technology and occupancy costs, such as rent and utilities. Operating expenses as a percent of net earned premiums and other income decreased by 4.3%, from 18.3% in 2023, to 14.0% in 2024. The decrease was attributed to the Company shifting its business through its MGA. As a result, operating expenses have decreased in its Insurance Company Subsidiaries.

Underwriting Results

We measure the performance of our consolidated results, in part, based on our underwriting gain or loss. The following table provides the underwriting gain or loss for the years ended December 31, 2024 and 2023 (dollars in thousands):

Underwriting Gain (Loss)

	Years Ended December 31,					
	2024		2023		Change	
Commercial Lines	$	(32,329)	$	(24,512)	$	(7,817)
Personal Lines		(1,853)		(4,882)	$	3,029
Total Underwriting		(34,182)		(29,394)		(4,788)
Corporate		(3,096)		(1,067)		(2,029)
Total underwriting income (loss)	$	(37,278)	$	(30,461)	$	(6,817)

Investment Income

Net investment income increased by $316,000, or 5.8%, to $5.8 million for the year ended December 31, 2024, compared to $5.4 million for the year ended December 31, 2023. This increase was due to an increase in interest income in our debt securities due to higher interest rates in 2024. Average invested assets during 2024 were $136.9 million compared to $141.7 million for the same period in 2023. The investment portfolio was comprised of 82.3% debt securities, 1.2% equity securities, and 16.5% short-term investments as of December 31, 2024. The investment portfolio was comprised of 84.1% debt securities, 1.6% equity securities, and 14.3% short-term investments as of December 31, 2023.

The debt securities portfolio had an average credit quality was AA+ at December 31, 2024 and 2023, respectively. The portfolio produced a tax-equivalent book yield of 3.2% and 3.3% for the years ended December 31, 2024 and 2023, respectively. The option adjusted duration of the debt securities portfolio was 2.7 years and 2.9 years at December 31, 2024 and 2023, respectively.

Realized Investment Gains (Losses)

Net realized investment losses were $125,000 during 2024, compared to $20,000 of losses during 2023. The Company had minimal activity related to selling equity securities in 2024 and 2023.

Interest Expense

Interest expense was $4.9 million and $3.2 million for the years ended December 31, 2024 and 2023, respectively. The Company repaid $24.4 million of its 6.75% public senior unsecured notes and issued $17.9 million of 9.75% public senior unsecured notes (the "New Public Notes") during the third quarter of 2023, which mature on September 30, 2028. The Company also restructured its existing $10.5 million of 7.5% subordinated notes to $10.0 million of new 12.5% Senior Secured Notes on September 30, 2023, which required quarterly principal payments of $250,000.

On August 30, 2024, the Company paid off all of its $9.3 million of outstanding Senior Secured Notes with the proceeds from the CIS Sale. The Company incurred a $753,000 call premium from the paydown of the Senior Secured Notes. The Company amortized through interest expense $771,000 of debt issuance costs related to the paydown of the Senior Secured Notes.

In December 2024, the Company bought back $5.0 million of its outstanding New Public Notes held by the lender of the Company's prior Senior Secured Notes at a 10.0% discount. The Company recognized a $500,000 gain from the buyback that is included in Other Gains on the Consolidated Statement of Operations. The Company amortized through interest expense $379,000 of debt issuance costs related to the $5.0 million buyback of New Public Notes.

Preferred Dividend

On August 30, 2024, the Company redeemed all of the $6.0 million of its outstanding Series A Preferred Stock. The Company incurred a redemption premium of $397,000, and recorded the premium as additional dividends paid on the Series A Preferred Stock. The redemption premium reduced the Company's net income allocable to common shareholders. The Company paid $420,000 in dividends and incurred a redemption premium of $397,000 related to the Series A Preferred Stock in 2024. The Company incurred $19,000 of dividends related to the Series A Preferred stock in 2023. The dividends and the redemption premium both reduced the Company's net income allocable to common shareholders.

Income Tax Expense

For the year ended December 31, 2024 and 2023, the Company reported a tax benefit of $1.8 million and $353,000, respectively. There is a $19.7 million valuation allowance against 100% of the net deferred tax assets at December 31, 2024. The valuation allowance was $28.0 million as of December 31, 2023.

As of December 31, 2024, the Company has net operating loss carryforwards for federal income tax purposes of $65.0 million, of which $62.2 million expire in tax years 2030 through 2043 and $10.5 million will never expire. Of this amount, $6.8 million are limited in the amount that can be utilized in any one year and may expire before they are realized under Section 382 of the Internal Revenue Code. The Company has state net operating loss carryforwards of $82.4 million, which expire in tax years 2025 through 2044.

Liquidity and Capital Resources

Sources and Uses of Funds

At December 31, 2024, the Company had $48.8 million in cash, cash equivalents, and short-term investments. Our principal sources of funds are insurance premiums, investment income and proceeds from maturities and sales of invested assets. These funds are primarily used to pay claims, commissions, employee compensation, taxes and other operating expenses, and service debt.

We conduct our business operations primarily through our Insurance Company Subsidiaries. Our ability to service debt, and pay administrative expenses is primarily reliant upon our intercompany service fees paid by the Insurance Company Subsidiaries to the holding company for management, administrative, and information technology services provided to the Insurance Company Subsidiaries by the Parent Company. Secondarily, the Parent Company may receive dividends from the Insurance Company Subsidiaries; however, this is not the primary means in which the holding company supports its funding as state insurance laws restrict the ability of our Insurance Company Subsidiaries to declare dividends to the Parent Company. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10% of statutory surplus at the end of the preceding year. There were no dividends paid from our Insurance Company Subsidiaries for the years ended December 31, 2024 and 2023. We do not anticipate any dividends being paid to us from our insurance subsidiaries in the near term.

Due to significant losses in 2023 and 2024, much of which is attributable to strengthening reserves on the commercial liability lines of business (which are now all in run-off), both Insurance Company Subsidiaries lack sufficient capital to continue to underwrite the volume of business they have historically written. In particular, there was significant additional adverse development in CIC in the fourth quarter of 2024. This resulted in the need for CHI to contribute an additional $16.0 million into CIC in late 2024 and early 2025 in order for CIC to remain above the Regulatory Action Level of the Risk Based Capital ("RBC"). Even with these contributions, CIC fell within the Company Action Level with an RBC ratio of 156% and was required to submit a plan of remediation to its domiciliary regulator. CIC is also subject to additional regulatory monitoring requirements as a result of the Company not being above the minimum required RBC levels as of December 31, 2024. To fund these additional contributions, CHI utilized proceeds from the CIS Sale and raised $7.5 million from the issuance of the Series B Preferred Stock. WPIC no longer writes any business and CIC's writings are significantly constrained by its diminished capital position.

If we do not remediate the regulatory deficiency the insurance regulator could suspend or terminate CIC's authority to write business. Also, A.M. Best and Kroll downgraded the financial strength ratings of both companies and we terminated the rating relationship. Therefore, neither company is currently rated by a nationally recognized statistical rating organization which can have an impact on the ability to market to policyholders. These circumstances could jeopardize the ability of the Company to generate insurance underwriting revenues.

As an effort to support CIC and WPIC during 2024, the Parent Company received no intercompany service fees from the Insurance Company Subsidiaries and has relied significantly on proceeds from sales of assets and capital raises over the last two years in order to ensure its ability to meet its obligations as they became due.

With the recent sale proceeds of $7.5 million from Series B Preferred Stock, anticipated go-forward revenue primarily from CIC, the expected receipt of a $10.0 million second earnout payment during mid-2025, the potential sale of available assets which could generate short-term cash flow and additional short-term financing available from existing investors, management believes the Company has the ability to meet its obligations as they become due over the next twelve months.

The book value per share reflected in our financial statements, which have been prepared in accordance with GAAP, may not represent the amount that shareholders would receive if the Company were liquidated or sold.

The book value per share is calculated based on the historical cost of our assets, less accumulated depreciation and liabilities. This value does not account for the current market conditions, potential future earnings or expenses, or the fair market value of our assets (exclusive of equity security investments) and liabilities. As a result, the book value per share may differ significantly from the actual proceeds that could be realized in a liquidation or sale.

Several factors contribute to this discrepancy, including the following:

•Market Conditions: The value of our assets and liabilities can fluctuate based on market conditions, which are not reflected in the historical cost basis used in GAAP, aside from our investments, which are carried at fair value.
•Intangible Assets: Intangible assets could have either greater or lesser value than their recorded amounts in a liquidation or sale.
•Depreciation and Amortization: The book value includes depreciation and amortization, which reduce the carrying value of assets over time. However, these accounting adjustments may not accurately reflect the current market value of our assets.
•Contingent Liabilities: Potential liabilities or obligations that are not recorded on the balance sheet under GAAP could impact the net proceeds in a liquidation or sale.
•Transaction Costs: Costs associated with our future operations and with any sale or liquidation, such as legal fees, taxes and other expenses, are not considered in the book value calculation.

Our outstanding public debt securities are currently trading at a discount to their face amount. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, we may, from time to time, purchase such debt for cash, in exchange for common stock, or for a combination of cash and common stock, in open market or privately negotiated transactions. We will evaluate any such transactions in light of then-existing market conditions, taking into account our current liquidity and prospects for future access to capital. The amounts involved in such transactions, individually or in the aggregate, may be material.

In March 2025, the Company issued $7.5 million of its newly designated Series B Preferred Stock. The Company intends to use the proceeds for working capital and general corporate purposes. With the recent capital raise, anticipated go-forward revenues, the likelihood that we will receive a $10.0 million earnout during 2025 and the potential for further asset sales, management believes the Company has the ability to meet its obligations as they become due over the next twelve months.

Cash Flows

Operating Activities from Continuing Operations. Cash used in operating activities from for the year ended December 31, 2024 was $32.7 million compared to $13.4 million for the same period in 2023. The $19.3 million increase in cash used in operating activities was primarily due to a $36.4 million decrease in premiums received, net of ceded premiums paid, while there was no commensurate decrease in losses paid. This decrease in cash received from premiums was partially offset by a $6.4 million decrease in acquisition costs paid.

Investing Activities from Continuing Operations. Cash provided by investing activities for the year ended December 31, 2024 was $70.3 million compared to $272,000 of cash used in investing activities in 2023. The $70.6 million increase in cash provided by investing activities was largely driven by $58.3 million in cash received from the sale of CIS and SSU during 2024.

Financing Activities from Continuing Operations. Cash used in financing activities for the year ended December 31, 2024, was $21.1 million compared to $3.2 million used in 2023. The $17.8 million increase in cash used in was primarily due to the Company repaying its $6.0 million of Series A Preferred Stock in 2024 and $14.3

million of long-term debt. The Company also did not receive any proceeds from the issuance of long-term debt in 2024, compared to receiving $6.7 million of proceeds from the issuance of long-term debt in 2023.

Outstanding Debt

The Company issued $17.9 million of New Public Notes during the third quarter of 2023. The New Public Notes bear an interest rate of 9.75% per annum, payable quarterly at the end of March, June, September and December and mature on September 30, 2028. The Company may redeem the New Public Notes, in whole or in part, at face value at any time after September 30, 2025.

In December 2024, the Company bought back $5.0 million of its outstanding New Public Notes held by the lender of the Company's prior Senior Secured Notes at a 10.0% discount. The Company recognized a $500,000 gain from the buyback that is included in Other Gains on the Consolidated Statement of Operations. The Company amortized through interest expense $379,000 of debt issuance costs related to the $5.0 million buyback of New Public Notes.

The Company also restructured its existing $10.5 million of 7.5% subordinated notes to $10.0 million of new 12.5% Senior Secured Notes on September 30, 2023, which required quarterly principal payments of $250,000.

On August 30, 2024, the Company paid off all of its $9.3 million of outstanding Senior Secured Notes with the proceeds from the CIS Sale. The Company incurred a $753,000 call premium from the paydown of the Senior Secured Notes. The Company amortized through interest expense $771,000 of debt issuance costs related to the paydown of the Senior Secured Notes.

As of December 31, 2024, the carrying value of the New Public Notes was offset by $955,000 of capitalized debt issuance costs, respectively. The debt issuance costs are amortized through interest expense over the life of the loans. Refer to Note 9 ~ *Debt* for additional information regarding our outstanding debt.

Contractual Obligations and Commitments

The following table is a summary of our contractual obligations and commitments as of December 31, 2024 (dollars in thousands):

| | Total | | Payments due by period | | |
		Less than one year	One to three years	Three to five years	More than five years
Senior unsecured notes	$ 12,887	$ -	$ -	$ 12,887	$ -
Interest on senior unsecured notes	6,174	1,646	3,293	1,235	-
Lease obligations	212	84	128	-	-
Unpaid loss and loss adjustment expense (1)	189,285	59,733	76,820	36,963	15,769
Total	$ 208,558	$ 61,463	$ 80,241	$ 51,085	$ 15,769

(1) The estimated unpaid loss and loss adjustment expense payments were made using estimates based on historical payment patterns. However, future payments may be different than historical payment patterns.

Regulatory and Rating Issues

The NAIC has a RBC formula to be applied to all property and casualty insurance companies. The formula measures required capital and surplus based on an insurance company's products and investment portfolio and is used as a tool to evaluate the capital adequacy of regulated companies. The RBC formula is used by state insurance regulators to monitor trends in statutory capital and surplus for the purpose of initiating regulatory action. In general, an insurance company must submit a calculation of its RBC formula to the insurance department of its state of domicile as of the end of the previous calendar year. These laws require increasing degrees of regulatory oversight and intervention as an insurance company's RBC declines.

At December 31, 2024, CIC fell within the Company Action Level with an RBC ratio of 156%. Management is required to provide a plan to its domiciliary regulator that shows how CIC will get above the minimum level requirements. In the event CIC does not regain compliance, the director may suspend, revoke, or limit the certificate of authority of the Companies. Management believes the actions it has already taken over the course of 2024 and 2025, including cash contributions made to CIC in 2024 and 2025 totaling $16.0 million, will be sufficient to bring CIC back into compliance by December 31, 2025.

The NAIC's IRIS was developed to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies "usual values" for each ratio. State insurance regulators review the IRIS ratio results to determine if an insurer is in need of further regulatory scrutiny or action. While the ratios, individually and collectively, are useful tools for identifying companies that may be experiencing financial difficulty, they are only a guide for regulators and should not be considered an absolute indicator of a Company's financial condition. While inquiries from regulators are not uncommon, our Insurance Company Subsidiaries have not experienced any regulatory actions due to their IRIS ratio results.

Recently Issued Accounting Pronouncements

Refer to Note 1 ~ *Summary of Significant Accounting Policies: Recently Issued Accounting Guidance* of the Notes to the Consolidated Financial Statements for detailed information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, other relevant market rates or price changes. The volatility and liquidity in the markets in which the underlying assets are traded directly influence market risk. The following is a discussion of our primary risk exposures and how those exposures are currently managed as of December 31, 2024. Our market risk sensitive instruments are primarily related to fixed income securities, which are available-for-sale and not held for trading purposes.

Interest Rate Risk

At December 31, 2024 and 2023, the fair value of our investment portfolio, excluding cash and cash equivalents, was $128.4 million and $145.3 million, respectively. Our investment portfolio consists principally of investment-grade, fixed-income securities, classified as debt securities. Accordingly, the primary market risk exposure to our debt portfolio is interest rate risk. In general, the fair market value of a portfolio of fixed-income securities increases or decreases inversely with changes in market interest rates, while net investment income realized from future investments in fixed-income securities increases or decreases along with interest rates. We attempt to mitigate interest rate risks by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to a defined range of three to four years. The option adjusted duration of the debt securities portfolio was 2.7 and 2.9 years as of December 31, 2024 and 2023, respectively.

The table below summarizes our interest rate risk. The table also illustrates the sensitivity of the fair value of our investments, classified as debt securities and short-term investments, to selected hypothetical changes in interest rates as of December 31, 2024. The selected scenarios are not predictions of future events, but rather illustrate the effect that events may have on the fair value of the fixed-income portfolio and shareholders' equity (dollars in thousands).

| | | | Hypothetical Percentage Increase (Decrease) in | |
Hypothetical Change in Interest Rates As of December 31, 2024	Estimated Fair Value	Estimated Change in Fair Value	Fair Value	Shareholders' Equity
200 basis point increase	120,488	$ (6,328)	(5.0)%	(29.4)%
100 basis point increase	123,531	(3,285)	(2.6)%	(15.3)%
No change	126,816	-	-	-
100 basis point decrease	130,354	3,538	2.8%	16.4%
200 basis point decrease	134,121	7,305	5.8%	33.9%

Credit Risk

An additional exposure to our debt securities portfolio is credit risk. We manage our credit risk by investing primarily in investment-grade securities. In addition, we comply with applicable statutory requirements which limit the portion of our total investment portfolio that we can invest in any one security or issuer.

We are subject to credit risks with respect to our reinsurers. Although a reinsurer is liable for losses to the extent of the coverage which it assumes, our reinsurance contracts do not discharge our insurance companies from primary liability to each policyholder for the full amount of the applicable policy, and consequently our insurance companies remain obligated to pay claims in accordance with the terms of the policies regardless of whether a reinsurer fulfills or defaults on its obligations under the related reinsurance agreement. To mitigate our credit risk to reinsurance companies, we attempt to select financially strong reinsurers with an A.M. Best rating of "A-" or better and continue to evaluate their financial condition throughout the duration of our agreements.

At December 31, 2024 and 2023, the net amount due to the Company from reinsurers, including prepaid reinsurance, was $97.5 million and $112.3 million, respectively. We believe all amounts recorded as due from reinsurers are recoverable.

Effects of Inflation

We do not believe that inflation has a material effect on our results of operations, except for the effect that inflation may have on interest rates and claims costs. We consider the effects of inflation in pricing and estimating reserves for unpaid losses and LAE. The actual effects of inflation on our results are not known until claims are ultimately settled. In addition to general price inflation, we are exposed to a long-term upward trend in the cost of judicial awards for damages.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Refer to list of Financial Statement Schedules (including the Report of Independent Registered Public Accounting Firm referenced therein) set forth in Item 15 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2024. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

During the quarter ended September 30, 2024, a material weakness related to accounting and disclosure for complex non-routine transactions which specifically related to the disposal of the Agency business and discontinued operations was identified. The material weakness in internal control over financial reporting was significantly impacted by the size and scope of our accounting and finance function which was further reduced during the quarter as a result of the disposal of our agency business. Management's enhancements to the control environment, which were implemented in the fourth quarter of 2024, have been determined to have remediated the material weakness.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was no change in our internal control over financial reporting, other than as reported above, during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially effect, our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as required by Section 404(c) of the Sarbanes Oxley Act of 2002 due to the Company's smaller reporting company status elected on Form 10-K.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, none of the Company's directors or Section 16 officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any "non-Rule 10b5-1 trading arrangement" under Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

The information required by Part III is omitted from this Report in that the Registrant will file a definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this report and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEMS 10 to 14

Items 10 through 14 (inclusive) of this Part III are not included herein because the Company will file a definitive Proxy Statement with the SEC that will include the information required by such Items, and such information is incorporated herein by reference. The Company's Proxy Statement will be filed with the SEC and delivered to stockholders in connection with the Annual Meeting of Shareholders to be held on June 4, 2025 and the information under the following captions is included in such incorporation by reference: *"Information about the Nominees, the Incumbent Directors and Other Executive Officers," "Corporate Governance," "Code of Conduct," "Report of the Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance," "Compensation of Executive Officers," "Director Compensation," "Report of the Compensation Committee of the Board on Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Party Transactions," "Independence Determination," and "The Second Proposal on Which You are Voting on Ratification of Appointment of Independent Registered Public Accounting Firm."* Our Code of Business Conduct and Ethics can be found on our website www.cnfrh.com.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Report:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Conifer Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Conifer Holdings, Inc. (the "Company") as of December 31, 2024 and 2023; the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years ended December 31, 2024 and 2023; and the related notes and schedules (collectively referred to as the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current year audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Liability for Unpaid Losses and Loss Adjustment Expenses - Refer to Notes 1 and 7 to the Financial Statements

Critical Audit Matter Description

The Company's estimated liability for unpaid losses and loss adjustment expenses (LAE) totaled $189 million at December 31, 2024. The Company's reserve for unpaid losses and LAE represents the estimated ultimate cost of settling all claims incurred related to insured events that have occurred as of the reporting date. The Company determines the reserve for unpaid losses and LAE on an individual-case basis for those claims reported as of December 31, 2024, with bulk reserves for additional development, if any, on the reported claims and an estimate for unpaid losses and LAE for all claims incurred related to insured events that have occurred as of December 31, 2024 but have not yet been reported by the policyholders to the Company (collectively referred to as incurred but not reported or IBNR). The Company estimates IBNR reserves by projecting ultimate losses using industry-accepted actuarial methods. Management engages an independent actuarial firm to prepare an actuarial analysis of unpaid losses and LAE and provides a statement of actuarial opinion on management's estimate of unpaid losses and LAE.

Estimating the liability for unpaid losses and LAE requires significant judgment, relating to factors such as claim development patterns, severity, type and jurisdiction of loss, economic conditions, legislative development, and a variety of actuarial assumptions. Estimating the liability for unpaid losses and LAE is inherently uncertain, dependent on management's judgment, and significantly impacted by claim and actuarial factors and conditions that may change over time. The ultimate settlement of unpaid losses and LAE may vary materially from the recorded liability, and such variance may adversely affect the Company's financial results. For these reasons, we identified the estimate of unpaid losses and LAE as a critical audit matter, as it involved especially subjective auditor judgment.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the unpaid loss and LAE reserve included the following, among others:

•We obtained an understanding and evaluated the design of key controls over the process and data used by management to estimate the liability for unpaid losses and LAE, including those controls related to the estimation of and management's review of the estimated liability of unpaid losses and LAE.
•We tested the completeness and accuracy of the underlying data used by the Company's actuaries, such as paid loss data, case reserve data, loss adjustment expense data, and loss development tables.
•We evaluated management's prior year estimate for unpaid losses and LAE and the factors leading to changes in the estimate recognized in the current year. We assessed the reasonableness of management's revisions to the estimate for unpaid losses and LAE, as disclosed in Note 7 to the financial statements.

•We performed additional analysis over certain lines of business where historical development of losses could have a significant impact on the current estimate of unpaid losses.

•With assistance from our actuarial specialist, we evaluated the appropriateness and respective weighting of the actuarial methodologies selected by management used to develop the unpaid losses and LAE reserve estimate.

•We performed additional analysis over certain lines that were not reviewed by management's external opining actuary to assess the overall reasonableness of the estimate of the reserve for unpaid losses.

Valuation of Contingent Consideration - Refer to Notes 2 and 5 of the Financial Statements

Critical Audit Matter Description

As described in Note 2 to the Company's financial statements, the Company completed the sale of Conifer Insurance Services ("CIS") to BSU Leaf Holdings LLC on August 30, 2024. In connection with the sale of CIS, the Company also disposed of its equity method investment in Sycamore Specialty Underwriters, LLC ("SSU") on August 30, 2024. CIS, the related wholesale agency segment, and all small agency operations outside of CIS, were discontinued, and are reported as discontinued operations for all periods presented.

The initial purchase price of CIS was $45 million, along with three contingent payments based on performance thresholds of the gross revenue earned by CIS in the applicable quarter, with the aggregate amount of the contingent payments capped at $25 million. The first contingent payment of $5 million was earned during the third quarter of 2024, and was received in the fourth quarter of 2024. The second $10 million contingent payment is not expected to be earned until mid-2025 and the third $10 million contingent payment is not expected to be earned until after 2025 , if at all. A gain of $54.6 million was recognized on the sale of CIS. The purchase price of SSU was $6.5 million with $3 million paid in cash at the time of closing and the remaining $3.5 million was paid to the Company during the fourth quarter of 2024. A gain of $6.5 million was recognized on the sale of SSU.

Auditing management's estimate of the fair value of two $10 million contingent payments, including estimating the extent of time it will take to achieve the contingent payments, the credit quality of the buyer, and the risk that the contingent payment may not be achieved at all was challenging because of the subjectivity used by management when evaluating whether the Company will meet its performance thresholds of the gross revenue to be earned by CIS in the applicable quarters.

How the Critical Audit Matter was Addressed in the Audit

The primary procedures we performed to audit this critical audit matter included the following:

•We obtained an understanding and evaluated the design of management's internal controls over developing the Company's estimates of its gross revenue by quarter. We evaluated the design of controls over management's process to forecast financial results after the date of the sale of CIS, including management's review of significant assumptions and the completeness and accuracy of underlying data use in the forecast. Projected revenue is a key factor in assessing if the Company will meet the thresholds to earn the contingent payments.

•With the assistance of our internal valuation specialists, we evaluated the estimate made by the Company in determining the fair value of the contingent payments. We assessed the appropriateness of the valuation methodologies selected by management, including the model utilized and reasonableness of the discount factors selected and the results of the simulations performed by the Company's valuation firm.

•We assessed the reasonableness of the Company's assumptions related to forecasted revenue, including expected premium volume in comparison to historical experience and other sources of future revenue and considered whether the assumptions were consistent with evidence obtained in other areas of the audit.

•We also reviewed managements initial projected revenue estimates with subsequent information obtained including actual revenues achieved in the earnout period subsequent to year-end compared with the initial estimates made by management in evaluating the reasonableness of the projections.

/s/ Plante & Moran, PLLC

We have served as the Company's auditor since 2022.

East Lansing, Michigan
March 28, 2025

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands)

| | December 31, | |
	2024	2023
Assets		
Investment securities:		
Debt securities, at fair value (amortized cost of $117,827 and $135,370, respectively)	$ 105,665	$ 122,113
Equity securities, at fair value (cost of $1,836 and $2,385, respectively)	1,603	2,354
Short-term investments, at fair value	21,151	20,838
Total investments	128,419	145,305
Cash and cash equivalents	27,654	10,663
Premiums and agents' balances receivable, net	9,901	29,364
Receivable from Affiliate	-	1,047
Reinsurance recoverables on unpaid losses	84,490	70,807
Reinsurance recoverables on paid losses	6,919	12,619
Prepaid reinsurance premiums	6,088	28,908
Deferred policy acquisition costs	6,380	6,405
Receivable from contingent considerations	8,070	-
Other assets	3,735	7,036
Assets from discontinued operations	-	3,452
Total assets	$ 281,656	$ 315,606
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and loss adjustment expenses	$ 189,285	$ 174,612
Unearned premiums	30,590	65,150
Reinsurance premiums payable	1	246
Debt	11,932	25,061
Funds held under reinsurance agreements	25,829	24,550
Premiums payable to other insureds	-	13,986
Liabilities from discontinued operations	-	4,083
Accounts payable and other liabilities	2,494	5,029
Total liabilities	260,131	312,717
Commitments and contingencies	-	-
Shareholders' equity:		
Series A Preferred Stock, no par value (10,000,000 shares authorized; 0 and 1,000 issued and outstanding, respectively)	-	6,000
Common stock, no par value (100,000,000 shares authorized; 12,222,881 issued and outstanding, respectively)	98,178	98,100
Accumulated deficit	(63,153)	(86,683)
Accumulated other comprehensive income (loss)	(13,500)	(14,528)
Total shareholders' equity	21,525	2,889
Total liabilities and shareholders' equity	$ 281,656	$ 315,606

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(dollars in thousands, except per share data)

		Year Ended December 31,		
		2024		**2023**
Revenue and Other Income				
Gross earned premiums	$	106,612	$	146,572
Ceded earned premiums		(45,750)		(62,637)
Net earned premiums		60,862		83,935
Net investment income		5,763		5,447
Net realized investment gains (losses)		(125)		(20)
Change in fair value of equity securities		(203)		608
Other gains		646		-
Other income		328		552
Total revenue and other income		67,271		90,522
Expenses				
Losses and loss adjustment expenses, net		73,302		82,413
Policy acquisition costs		13,335		15,797
Operating expenses		11,831		16,738
Interest expense		4,883		3,206
Total expenses		103,351		118,154
Income (loss) from continuing operations before income taxes		(36,080)		(27,632)
Income tax expense (benefit)		(1,840)		(353)
Net income (loss) from continuing operations		(34,240)		(27,279)
Net income from discontinued operations		58,587		1,375
Net income (loss)		24,347		(25,904)
Series A Preferred Stock Dividends and Redemption premium		817		19
Net income (loss) allocable to common shareholders		23,530		(25,923)
Earnings (loss) per common share, basic and diluted				
Net income (loss) from continuing operations	$	(2.87)	$	(2.23)
Net income from discontinued operations	$	4.79	$	0.11
Net income (loss) allocable to common shareholders	$	1.93	$	(2.12)
Weighted average common shares outstanding, basic and diluted		12,222,881		12,220,511

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
(dollars in thousands)

| | Year Ended December 31, | |
	2024	2023
Net income (loss)	$ 24,347	$ (25,904)
Other comprehensive income (loss), net of tax:		
Unrealized investment gains (losses):		
Unrealized investment gains (losses) during the period	1,111	3,624
Other changes in other comprehensive income	(83)	-
Income tax expense (benefit)	-	-
Unrealized investment gains (losses), net of tax	1,028	3,624
Less: reclassification adjustments to:		
Net realized investment gains (losses) included in net income (loss)	-	(51)
Income tax expense (benefit)	-	-
Total reclassifications included in net income (loss), net of tax	-	(51)
Other comprehensive income (loss)	1,028	3,675
Total comprehensive income (loss)	$ 25,375	$ (22,229)

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Shareholders' Equity
(dollars in thousands)

	No Par, Series A Preferred Stock		No Par, Common Stock		Retained Earnings (Accumulated deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balances at January 1, 2022	**-**	**-**	**12,215,849**	**97,913**	**(60,760)**	**(18,203)**	**18,950**
Net income (loss)	-	-	-	-	(25,904)	-	(25,904)
Issuance of Series A Preferred Stock	1,000	6,000	-	-	-	-	6,000
Repurchase of common stock	-	-	(1,968)	(3)	-	-	(3)
Dividends on Series A Preferred Stock	-	-	-	-	(19)	-	(19)
Stock-based compensation expense	-	-	9,000	190	-	-	190
Other comprehensive income (loss)	-	-	-	-	-	3,675	3,675
Balances at December 31, 2023	**1,000**	**$ 6,000**	**12,222,881**	**$98,100**	**$ (86,683)**	**$ (14,528)**	**$ 2,889**
Net income (loss)	-	-	-	-	24,347	-	24,347
Stock-based compensation expense	-	-	-	78	-	-	78
Dividends on Series A Preferred Stock	-	-	-	-	(420)	-	(420)
Redemption premium on Series A Preferred Stock					(397)		(397)
Redemption of Series A Preferred Stock	(1,000)	(6,000)	-	-	-	-	(6,000)
Other comprehensive income (loss)	-	-	-	-	-	1,028	1,028
Balances at December 31, 2024	**-**	**$ -**	**12,222,881**	**$98,178**	**$ (63,153)**	**$ (13,500)**	**$ 21,525**

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(dollars in thousands)

	Year Ended December 31,	
	2024	2023
Cash Flows from Operating Activities		
Net income (loss) from continuing operations	$ (34,240)	$ (27,279)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,671	545
Amortization of bond premium and discount, net	(419)	(871)
Net realized investment (gains) losses	125	20
Change in fair value of equity securities	203	(608)
Deferred Income tax expense	-	328
Stock-based compensation expenses	78	190
Other	(1,901)	(144)
Other gains/losses	(646)	-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Premiums, agents' balances and other receivables	19,216	(4,186)
Reinsurance recoverables	(7,983)	5,878
Prepaid reinsurance premiums	22,820	(12,509)
Deferred policy acquisition costs	24	4,074
Other assets	2,135	(663)
Increase (decrease) in:		
Unpaid losses and loss adjustment expenses	14,673	9,073
Unearned premiums	(34,560)	(2,737)
Funds held under reinsurance agreements	1,196	13,450
Reinsurance premiums payable	(245)	(5,898)
Premiums payable to other insureds	(13,986)	13,986
Accounts payable and other liabilities	(4,035)	(239)
Net cash provided by (used in) operating activities - discontinued operations	3,195	(5,802)
Net cash provided by operating activities	(32,679)	(13,392)
Cash Flows From Investing Activities		
Purchases of investments	(193,590)	(234,869)
Proceeds from maturities and redemptions of investments	16,074	10,424
Proceeds from sales of investments	196,716	222,772
Proceeds from CIS Sale	51,778	-
Proceeds from SSU Sale	6,500	-
Net cash provided by (used in) investing activities - discontinued operations	(7,184)	1,401
Net cash provided by (used in) investing activities	70,294	(272)
Cash Flows From Financing Activities		
Proceeds received from issuance of shares of Series A Preferred Stock	-	6,000
Proceeds from issuance of long term debt	-	6,727
Repayment of Series A Preferred Stock	(6,000)	-
Repayment of long-term debt	(14,250)	(13,971)
Dividends paid on Series A Preferred Stock	(439)	-
Redemption premium on Series A Preferred Stock	(397)	-
Repurchase of common stock	-	(3)
Debt issuance costs	-	(1,999)
Net cash provided by (used in) financing activities	(21,086)	(3,246)
Net increase (decrease) in cash	16,529	(16,910)
Cash at beginning of period	11,125	28,035
Cash at end of period	27,654	11,125
Less: Cash and cash equivalents of discontinued operations at the end of period	-	462
Cash and cash equivalents of continuing operations at the end of period	$ 27,654	$ 10,663

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Supplemental Disclosure of Cash Flow Information
(dollars in thousands)

	Year Ended December 31,			
	2024		**2023**	
Supplemental Disclosure of Cash Flow Information:				
Interest paid	$	4,260	$	3,077
Senior Secured Notes Call Premium		753		-
Income taxes paid (refunded), net		1		1
Exchanging of public senior unsecured notes		-		11,160
Series A Preferred Stock dividends declared but not paid at end of period		-		19

1. Summary of Significant Accounting Policies

Basis of Presentation and Management Representation

The consolidated financial statements include accounts, after elimination of intercompany accounts and transactions, of Conifer Holdings, Inc. (the "Company" or "Conifer"), its wholly owned subsidiaries, Conifer Insurance Company ("CIC"), White Pine Insurance Company ("WPIC"), Red Cedar Insurance Company ("RCIC"), and VSRM, Inc. ("VSRM"). CIC, WPIC, and RCIC are collectively referred to as the "Insurance Company Subsidiaries." On a stand-alone basis, Conifer Holdings, Inc. is referred to as the "Parent Company." Prior to the sale of Conifer Insurance Services ("CIS") the consolidated financial statements also included CIS which is presented under discontinued operations. CIS contained substantially all of the wholesale agency segment and was sold on August 30, 2024. See Note 2 ~ Discontinued Operations for further details.

VSRM used to own 50% of Sycamore Specialty Underwriters, LLC ("SSU"). In the third quarter of 2024, VSRM sold its 50% ownership to an entity owned by Andrew Petcoff for $6.5 million.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities.

Business

Historically, the Company was engaged in the sale of property and casualty insurance products and organized its principal operations into three types of insurance businesses: commercial lines, personal lines, and agency business. The Company no longer has the agency business following the sales of both CIS and SSU. The Company used to underwrite a variety of specialty commercial insurance products, including commercial property, general liability, liquor liability and commercial automobile, of which substantially all of these programs are in run-off. While this business is no longer written by the Company, the historical business contributes significantly to our exposure to loss reserve development.

As of December 31, 2024, the Company is only writing a small amount of commercial business, and continues to write the specialty homeowners business in Texas, Illinois and Indiana. The Company's corporate headquarters are located in Troy, Michigan.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In applying these estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. While management believes the amounts included in the consolidated financial statements reflect management's best estimates and assumptions, actual results may differ from these estimates.

Cash, Cash Equivalents, and Short-term Investments

Cash consists of cash deposits in banks, generally in operating accounts. Cash equivalents consist of money-market funds that are specifically used as overnight investments tied to cash deposit accounts. Short-term investments, consisting of money-market funds, are classified as short-term investments in the consolidated balance sheets as they relate to the Company's investment activities.

Lease Accounting

The Company accounts for leases under FASB Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), which required the recognition of a right-of-use asset and a corresponding lease liability, discounted to the present value upon initial recognition, for all leases that extend beyond 12 months. For operating leases, the asset and liability are amortized over the lease term with expense recognized on a straight-line basis and all cash flows included in the operating section of the consolidated statement of cash flows. We do not have any financing leases. Our operating leases consist primarily of real estate utilized in the operation of our businesses with lease terms ranging from 5 to 10 years. Management has determined the appropriate discount rate to use in calculating the right-to-use asset and lease liability is 9.5%. The Company records a right-of-use asset and lease liabilities included in Other Assets and Accounts Payable and Other Liabilities in the Consolidated Balance Sheets. As of December 31, 2024, the Company had a right-of-use asset of $101,000, and lease liability of $102,000. As of December 31, 2023, the Company had a right-of-use asset of $960,000 and lease liabilities of $1.0 million.

Investment Securities

Debt securities are classified as available-for-sale and reported at fair value. The Company determines the fair value using the market approach, which uses quoted prices or other relevant data based on market transactions involving identical or comparable assets. The Company purchases available-for-sale debt securities with the expectation that they will be held to maturity, however the Company may sell them if market conditions or credit-related risk warrant earlier sales. The Company does not have any securities classified as held-to-maturity or trading.

We review available-for-sale debt securities for credit losses based on current expected credit loss methodology at the end of each reporting period. We do not have any securities classified as trading or held to maturity.

At each quarter-end, for available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through earnings.

For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Our outside investment managers assist us in this evaluation.

The change in unrealized gain and loss on debt securities is recorded as a component of accumulated other comprehensive income (loss), net of the related deferred tax effect, until realized.

The debt securities portfolio includes structured securities. The Company recognizes income from these securities using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the estimated economic life is recalculated and the remaining unamortized premium or discount is amortized prospectively over the remaining economic life. Premiums and discounts on structured securities are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in interest income in the consolidated statements of operations. Dividend and interest income are recognized when earned.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and included in earnings on the trade date.

Equity securities that do not result in consolidation and are not accounted for under the equity method are measured at fair value and any changes in fair value are recognized in net income in the Consolidated Statements of Operations.

Investment company limited partnerships are measured at their net asset value, which approximates fair value. Any changes in the net asset value are recognized in net operating results in the Consolidated Statements of Operations.

The Company carries other equity investments that do not have a readily determinable fair value at cost, less impairment and adjusted for observable price changes under the measurement alternative provided under GAAP. We review these investments for impairment during each reporting period. These investments are a component of Other Assets in the Consolidated Balance Sheets.

Credit Losses

We review available-for-sale debt securities for credit losses based on current expected credit loss methodology at the end of each reporting period. We do not have any securities classified as trading or held to maturity. At each quarter-end, for available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through earnings.

Recognition of Premium Revenues

All of the property and casualty policies written by our insurance companies are considered short-duration contracts. These policy premiums are earned on a daily pro-rata basis, net of reinsurance, over the term of the policy, which are primarily twelve months in duration. The portion of premiums written that relate to the unexpired terms of policies in force are deferred and reported as unearned premium at the balance sheet date.

Reinsurance

Reinsurance premiums, commissions, losses and loss adjustment expenses ("LAE") on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses and LAE paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverables on unpaid losses and LAE are estimated based upon assumptions consistent with those used in establishing the gross liabilities as they are applied to the underlying reinsured contracts. The Company records an allowance for credit losses on uncollectible reinsurance recoverables based on an assessment of the reinsurer's creditworthiness and collectability of the recorded amounts. Management believes an allowance for credit losses on uncollectible recoverables from its reinsurers was not necessary for the periods presented.

The Company receives ceding commissions in connection with certain ceded reinsurance. The ceding commissions are recorded as a reduction of policy acquisition costs and recognized ratably over the underlying policy period.

Deferred Policy Acquisition Costs

Costs incurred which are incremental and directly related to the successful acquisition of new or renewal insurance business are deferred. These deferred costs consist of commissions paid to agents (net of ceding commissions), premium taxes, and underwriting costs, including compensation and payroll related benefits. Proceeds from reinsurance transactions that represent recovery of acquisition costs reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense. Amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the estimated policy term.

To the extent that unearned premiums on existing policies are not adequate to cover the sum of expected losses and LAE, unamortized acquisition costs and policy maintenance costs, unamortized deferred policy acquisition costs are charged to expense to the extent required to eliminate the premium deficiency. If the premium deficiency is greater than the unamortized policy acquisition costs, a liability is recorded for any such deficiency. As of December 31, 2024 and 2023, there was no premium deficiency reserve. The Company considers anticipated investment income in determining whether a premium deficiency exists. Management performs this evaluation at each insurance product line level.

Unpaid Losses and Loss Adjustment Expenses

The liability for unpaid losses and LAE in the Consolidated Balance Sheets represents the Company's estimate of the amount it expects to pay for the ultimate cost of all losses and LAE incurred that remain unpaid at the balance sheet date. The liability is recorded on an undiscounted basis. The process of estimating the liability for unpaid losses and LAE is a complex process that requires a high degree of judgment.

The liability for unpaid losses and LAE represents the accumulation of individual case estimates for reported losses and LAE, and actuarially determined estimates for incurred but not reported losses and LAE and includes a provision for estimated costs to settle all outstanding claims at the balance sheet date. The liability for unpaid losses and LAE is intended to include the ultimate net cost of all losses and LAE incurred but unpaid as of the balance sheet date. The liability is stated net of anticipated deductibles, salvage and subrogation, and gross of reinsurance ceded. The estimate of the unpaid losses and LAE liability is continually reviewed and updated. Although management believes the liability for losses and LAE is reasonable, the ultimate liability may be more or less than the current estimate.

The estimation of ultimate liability for unpaid losses and LAE is a complex, imprecise and inherently uncertain process, and therefore involves a considerable degree of judgment and expertise. The Company utilizes various actuarially-accepted reserving methodologies in deriving the continuum of expected outcomes and ultimately determining its estimated liability amount. These methodologies utilize various inputs, including but not limited to written and earned premiums, paid and reported losses and LAE, expected initial loss and LAE ratio, which is the ratio of incurred losses and LAE to earned premiums, and expected claim reporting and payout patterns (including company-specific and industry data). The liability for unpaid loss and LAE does not represent an exact measurement of liability, but is an estimate that is not directly or precisely quantifiable, particularly on a prospective basis, and is subject to a significant degree of variability over time. In addition, the establishment of the liability for unpaid losses and LAE makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in the Company's historical experience or which cannot yet be quantified. As a result, an integral component of estimating the liability for unpaid losses and LAE is the use of informed subjective estimates and judgments about the ultimate exposure to unpaid losses and LAE. The effects of changes in the estimated liability are included in the results of operations in the period in which the estimates are revised.

The applicable portion of the unpaid losses and LAE recoverable from reinsurers under reinsurance contracts are reported separately as assets on the consolidated balance sheets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax-credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that there is sufficient positive evidence, as allowed under the Accounting Standard Codification ("ASC") 740, *Income Taxes,* to support the recoverability of those deferred tax assets. The Company establishes a valuation allowance to the extent that there is insufficient evidence to support the recoverability of the deferred tax asset under ASC 740. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the deferred tax assets would be realizable in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2024 and 2023, the Company did not have any unrecognized tax benefits and had no accrued interest or penalties related to uncertain tax positions.

Other Income

Other income consists primarily of fees charged to policyholders by the Company for services outside of the premium charge, such as installment billings or policy issuance costs. Commission income is also received by the Company's insurance agencies through the date of disposal of CIS on August 30, 2024, for writing policies for third party insurance companies. The Company recognizes commission income on the later of the effective date of the policy, the date when the premium can be reasonably established, or the date when substantially all services related to the insurance placement have been rendered.

Operating Expenses

Operating expenses consist primarily of other underwriting, compensation and benefits, information technology, facility and other administrative expenses.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, allowing financial statement users to better understand the components of a segment's profit or loss to assess potential future cash flows for each reportable segment and the entity as a whole. The amendments expand a public entity's segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), clarifying when an entity may report one or more additional measures to assess segment performance, requiring enhanced interim disclosures, providing new disclosure requirements for entities with a single reportable segment, and requiring other new disclosures. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance beginning with this Annual Report on Form 10-K and the adoption did not have a significant impact to the Company's required disclosures.

Accounting Guidance Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which will require disclosure of additional information about specific expense categories in the notes to financial statements for all public business entities. ASU 2024-03 is effective for annual reporting beginning with the fiscal year ending December 31, 2027, and for interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In January 2021, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848)*. This guidance provides optional expedients and exceptions that are intended to ease the burden of updating contracts to contain a new reference rate due to the discontinuation of the London Inter-Bank Offered Rate (LIBOR). This guidance is available immediately and may be implemented in any period prior to the guidance expiration on December 31, 2024. Management has no contracts referencing LIBOR and expects the new guidance to have no material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. ASU *2023-09* requires public business entities to disclose additional information with respect to the reconciliation of the effective tax rate to the statutory rate. Additionally, public business entities will need to disaggregate federal, state and foreign taxes paid in their financial statements. ASU 2023-09 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. Management does not expect the new guidance to have a material impact on the Company's consolidated financial statements.

Risks and Uncertainties

The Company is exposed to interest rate risks as it maintains a significant amount of its investment portfolio in debt securities. As of December 31, 2024, total net unrealized losses in the debt securities was $12.3 million. Management believes it will not need to sell debt securities at significant losses as it has the ability and intention to hold them until maturity or their values improve.

The Company is exposed to a concentration of risk. The go-forward business is substantially all homeowners business. The Company has only one MGA generating all of the homeowners business. In addition, 92% of the homeowners business written in 2024 is within Texas.

Company Liquidity

We conduct our business operations primarily through our Insurance Company Subsidiaries. Our ability to service debt, and pay administrative expenses is primarily reliant upon our intercompany service fees paid by the Insurance Company Subsidiaries to the holding company for management, administrative, and information technology services provided to the Insurance Company Subsidiaries by the Parent Company. The Parent Company may receive dividends from the Insurance Company Subsidiaries; however, this is not the primary means in which the holding company supports its funding as state insurance laws restrict the ability of our Insurance Company Subsidiaries to declare dividends to the Parent Company, and we do not anticipate any dividends being paid to us from our insurance subsidiaries during 2025.

Due to significant losses in 2023 and 2024, much of which is attributable to strengthening reserves on the commercial liability lines of business (which are now all in run-off), both Insurance Company Subsidiaries lack sufficient capital to continue to underwrite the volume of business they have historically written. In particular, there was significant additional adverse development in CIC in the fourth quarter of 2024. This resulted in the need for CHI to contribute an additional $16.0 million into CIC in order for CIC to remain above the Regulatory Action Level of the Risk Based Capital ("RBC"). Even with these contributions, CIC fell within the Company Action Level with an RBC ratio of 156% and was required to submit a plan of remediation to its domiciliary regulator. CIC is also subject to additional regulatory monitoring requirements as a result of the Company not being above the minimum required RBC levels as of December 31, 2024. To fund these additional contributions, CHI utilized proceeds from the CIS Sale and raised $7.5 million from the issuance of our Series B Preferred Stock. WPIC no longer writes any business and CIC's writings are significantly constrained by its diminished capital position.

If we do not remediate the regulatory deficiency the insurance regulator could suspend or terminate CIC's authority to write business. Also, A.M. Best and Kroll downgraded the financial strength ratings of both companies and we terminated the rating relationship. Therefore, neither company is currently rated by a nationally recognized statistical rating organization which can have an impact on the ability to market to policyholders. These circumstances could jeopardize the ability of the Company to generate insurance underwriting revenues.

As an effort to support CIC and WPIC during 2024, the Parent Company received no intercompany service fees from the Insurance Company Subsidiaries and has relied significantly on proceeds from sales of assets and capital raises over the last two years in order to ensure its ability to meet its obligations as they became due.

With the recent sale proceeds of $7.5 million from Series B Preferred Stock, anticipated go-forward revenue primarily from CIC, the expected receipt of a $10.0 million second earnout payment during mid-2025, the potential sale of available assets which could generate short-term cash flow and additional short-term financing available from existing investors, management believes the Company has the ability to meet its obligations as they become due over the next twelve months.

2. Discontinued Operations

On August 30, 2024, the Company completed the sale of all of the issued and outstanding membership interests of CIS to BSU Leaf Holdings LLC, a Delaware limited liability company, pursuant to the Interest Purchase Agreement, dated as of August 30, 2024 (the "CIS Agreement"), by and among the Company, Buyer and Buyer's parent (the "CIS Sale"). CIS comprised the Company's managing general agency "MGA" business and was the legal entity used to implement the strategic shift to non risk-bearing revenue from an underwriting-based model as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. CIS also represented almost all of the wholesale agency segment. CIS and the related wholesale agency segment are now reported as discontinued operations for all periods presented. The Company sold CIS in order to generate liquidity to pay down debt and provide capital to the Insurance Company Subsidiaries.

In connection with the CIS Sale, 68 of the Company's 77 employees were transferred to the Buyer, including Nicholas Petcoff, the Company's then current Chief Executive Officer (and related party of the Company), as well as all of the underwriting, claims and IT teams, and a portion of the finance staff and other operating staff. As part of the completion of the CIS Sale, Mr. Petcoff resigned from his role as Chief Executive Officer and director on August 30, 2024. In connection with his resignation, Mr. Petcoff was paid $635,375 as a performance bonus in 2024. Mr. Petcoff can earn an additional $635,375 if the Company receives the maximum earnout payments.

Concurrently, Brian Roney, President of the Company, was appointed as the Company's new Chief Executive Officer. The Company entered into a transition services agreement with the buyer to allow both parties to share resources for a certain period of time, generally less than twelve months, in order to effectuate an orderly separation of the internal systems and operations. The net cost to the Company was $225,000, which expense will be recognized over the period the services are provided.

The initial purchase price of CIS was $45.0 million, subject to purchase price adjustments. In addition, during the three years ending on the third anniversary of the Closing Date, the Company is eligible under the CIS Agreement to receive up to three contingent payments based on performance thresholds of the gross revenue earned by CIS in the applicable quarter, with the aggregate amount of contingent payments capped at $25.0 million. The consideration paid in cash to the Company was $46.6 million on August 30, 2024, which is comprised of the $45.0 million initial purchase price, plus $1.6 million of cash in CIS in excess of the working capital deficiency (as defined in the CIS Agreement).

The contingent consideration payments, in order of achievability are $5.0 million, $10.0 million and $10.0 million. The contingent consideration included in the gain on sale was calculated based on the fair value of the three contingent payments as of September 30, 2024, in accordance with ASC 820 - Fair Value Measurement. The first contingent payment was earned as of September 30, 2024, and received in December 2024. The second contingent payment is expected to be earned in 2025 and the third contingent payment is not expected to be earned until after 2025, if at all. The Company determined the combined fair value of the second and third contingent payments to be $8.1 million as of December 31, 2024. As fair value estimates change over time, subsequent measurement adjustments will be reflected in income or loss in the period of change. See Note 5 ~ *Fair Value Measurements* for further details.

There was significant judgment in deriving the fair value of the two $10.0 million contingent payments, including estimating the extent of time it will take to achieve the contingent payment, the credit quality of the buyer and, most importantly, the risk that the contingent payment may not be achieved at all. There is greater than an insignificant chance that we do not receive one or both of these contingent payments. There are no provisions allowing for a partial payment of the contingent payments.

Total consideration on the sale of CIS is $59.5 million comprised of the initial cash consideration of $46.6 million, the fair value of the first contingent payment of $4.9 million, and the combined estimated fair value of the second and third contingent payments of $8.0 million as of August 30, 2024.

The gain on sale of CIS is calculated as follows:

Total consideration at closing	$	46,552
First contingent consideration as of August 30, 2024		4,894
Second and third contingent considerations as of August 30, 2024		8,030
Total consideration	$	59,476
Less:		
Carrying value of CIS net assets	$	556
Transaction costs and other adjustments		4,339
Gain on sale of CIS	$	54,581

The major assets and liabilities that comprise the carrying value of CIS's net assets as of August 30, 2024 and December 31, 2023, are presented as follows:

		August 30, 2024		December 31, 2023
Cash	$	7,184	$	462
Premiums receivable		30,603		5
Intercompany receivable		-		3,104
Other assets		2,190		-
Total assets	$	39,977	$	3,571
Less:				
Premiums payable	$	33,272	$	26
Commissions payable		1,800		86
Unearned commissions		2,052		119
Other liabilities		2,297		170
Total liabilities	$	39,421	$	401
Total carrying value of CIS net assets	$	556	$	3,170

The difference in the $4.1 million of liabilities from discontinued operations shown on the Company's Consolidated Balance Sheets as of December 31, 2023 compared to total liabilities of $401,000 shown in the table above, as of December 31, 2023, was primarily due to intercompany balances.

Under ASC 205, the disposition of CIS meets the criteria for discontinued operations. Accordingly, Consolidated Balances of the Company include a single line item for all assets of CIS captioned "Assets from Discontinued Operations" and a single line item for all liabilities of CIS captioned "Liabilities from Discontinued Operations. In addition, net income of CIS for all periods presented have been classified as Net Income from Discontinued Operations in the Consolidated Statements of Operations for all periods presented. The gain on the sale of CIS and SSU (described below) are both presented in the Net Income from Discontinued Operations in the Consolidated Statements of Operations.

In connection with the sale of CIS, the Company also disposed of its equity method investment in Sycamore Specialty Underwriters, LLC ("SSU") on August 30, 2024. The Company's investment in SSU, and other small agency operations outside of CIS which were discontinued, were included in the presentation of discontinued operations.

As part of the transactions, the Company and CIS entered into a new program administrator agreement (the "CIS PAA") and a claims administration agreement. A small portion of the total commercial premium volume will remain with the Company, produced through CIS, under the CIS PAA and CIS will continue to handle all of the Companies outstanding and new claims. The Company also entered into a new program administrator agreement with SSU to produce and underwrite the remaining homeowners business. Management expects the CIS PAA to not generate significant business going forward, however the claims administration under CIS and the homeowners business through SSU, is expected to continue for the foreseeable future.

Since the completion of the sale, the Company has incurred commission expense of $1.6 million for business produced by CIS, $1.5 million for claims administration expense for claims services performed by CIS and $2.4 million of commission expense for business produced by SSU from September 1, 2024 through December 31, 2024.

Below represents statements of operations of the discontinued operations for the year ended December 31, 2024 and 2023:

Discontinued Operations

Consolidated Statement of Operations	Year Ended December 31,	
	2024	2023
Revenue and Other Income from operations		
Commission revenue	$ 32,944	$ 6,921
Investment income	86	80
Other income	376	138
Total revenue and other income from operations	33,406	7,139
Expenses		
Policy acquisition costs	29,099	6,331
Administrative expenses	5,023	1,153
Total expenses	34,122	7,484
Income (loss) from operations before income taxes	(716)	(345)
Gains from sale and disposal transactions		
Gain on sale of CIS	54,581	-
Gain on sale of SSU	6,459	-
Gain from sale of renewal rights	-	2,335
Total gains from sale and disposal transactions	61,040	2,335
Income before income taxes	60,324	1,990
Equity earnings (loss) in Affiliate, net of tax	97	(252)
Income tax expense (benefit)	1,834	363
Net income from discontinued operations	$ 58,587	$ 1,375

The Company's accounting policy for net cash received from the sale of discontinued operations is to show a cash inflow from investing activities in continuing operations. As such, the Company reflected $54.8 million in proceeds received from the sale of discontinued operations in the investing section of our cash flow.

Below represents statements of cash flows of the discontinued operations for year ended December 31, 2024 and 2023:

Discontinued Operations Statement of Cash Flows	Year Ended December 31,	
	2024	2023
Cash flows from Operating Activities		
Net income from discontinued operations	$ 58,587	$ 1,375
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Gains on sale of CIS	(54,581)	-
Gain on sale of SSU	(6,459)	-
Gain from sale of renewal rights	-	(2,335)
Deferred income tax expense	-	(345)
Equity (earnings) loss in subsidiary	(97)	252
Allocated expense from Corporate	1,147	177
Other	755	(33)
Changes in Assets & Liabilities:		
Premiums receivable	(30,598)	68
Settlement of intercompany balances	(2,507)	-
Change in deferred acquisition costs	1,933	(69)
Intercompany receivables	4,154	(3,194)
Other receivables	(1,692)	301
Income taxes payable	(655)	612
Premiums payable	33,272	-
Other liabilities	3,463	(2,612)
Net cash provided by (used in) operating activities	6,722	(5,803)
Cash flows from Investing Activities		
Cash disposed in CIS sale	(7,184)	-
Proceeds from sale of renewal rights	-	2,335
Additional true-up Contribution to SSU	-	(934)
Net cash provided by (used in) investing activities	(7,184)	1,401
Change in cash from discontinued operations	(462)	(4,402)
Cash at beginning of period from discontinued operations	462	4,864
Cash at end of period from discontinued operations	-	462

SSU Sale

Prior to August 30, 2024 the Company owned 50% of SSU and the other 50% of SSU was owned by Andrew Petcoff, the son of James Petcoff, the Company's former Executive Chairman and Co-Chief Executive Officer and beneficial owner of more than 5% of the Company's common stock. Andrew Petcoff purchased 50% of SSU from the Company on December 31, 2022, for $1,000.

On August 30, 2024, the Company completed the sale of its 50% ownership interest in SSU to an entity owned by Andrew Petcoff. Pursuant to the Membership Interest Purchase Agreement, dated as of August 30, 2024 (the "SSU Agreement") among Sycamore Financial Group, LLC, Andrew Petcoff and VSRM Insurance Agency, Inc., the aggregate purchase price was $6.5 million with $3.0 million paid in cash to the Company at the time of the closing and the remaining $3.5 million was paid to the Company during the fourth quarter of 2024. A gain of $6.5 million was recognized on the sale of SSU.

As part of the sale, the Company entered into a new program administration agreement with SSU, which requires SSU to provide underwriting and systems support to the homeowners programs that they produce. Separately, the Company entered into a claims administration agreement with CIS, now owned by BSU Leaf Holdings LLC., to handle all homeowners claims going forward.

Debt Payoff and Series A Preferred Stock Redemption

With a portion of the proceeds from the CIS Sale, the Company paid off 100% of the $9.3 million privately placed 12.5% Senior Secured Note which were outstanding at August 30, 2024 (the "Senior Secured Notes"), and redeemed 100% of the $6.0 million of the Series A Preferred Stock. The Company incurred a redemption premium of $397,000 from the Series A Preferred Stock, and recorded the premium as additional dividends paid on the Series A Preferred Stock. See Note 9 ~ Debt and Note 12 ~ Shareholders Equity for more information.

3. Sale of Renewal Rights

In September 2023, the Company sold the renewal rights of one of its insurance programs to another insurer for $2.5 million in cash in addition to agreeing to participate in the Company's issuance of new public debt in September 2023, by purchasing $5.0 million of new debt. The program provided mostly liability insurance to the security guard and alarm installation industries. The program produced gross earned premiums of $19.1 million and $55.9 million in 2024 and 2023, respectively. The buyer began writing new and renewal policies for this program as of September 15, 2023. On September 30, 2023, the Company ceded 100% of its gross unearned premium of $30.9 million in the program to the buyer in return for an $8.4 million ceding commission. As of December 31, 2024, the Company retained $25.8 million of net cash owed to the buyer under a funds withheld provision. This can be seen in the funds held under reinsurance agreements in the liability section of the Company's Consolidated Balance Sheets. The funds withheld balance is expected to be paid out as premiums are earned and related claims are paid over a period of approximately seven years. The Company incurred $135,000 in expense related to this transaction.

4. Investments

The Company analyzed its investment portfolio in accordance with its credit loss review policy and determined it did not need to record a credit loss for the twelve months ended December 31, 2024 and 2023. The Company holds only investment grade securities from high credit quality issuers. The gross unrealized losses were $12.3 million and $13.3 million as of December 31, 2024 and 2023, respectively. The gross unrealized losses were from the Company's available-for-sale securities are due to market conditions and interest rate changes. Management believes it will not need to sell its available-for-sale securities at significant losses as it has the ability and intention to hold them until maturity or until their values improve.

The cost or amortized cost, gross unrealized gain or loss, and estimated fair value of the investments in securities classified as available-for-sale at December 31, 2024 and 2023 were as follows (dollars in thousands):

| | December 31, 2024 | | | | | | | |
| | Cost or Amortized Cost | | Gross Unrealized | | | | Estimated Fair Value | |
			Gains		Losses			
Debt securities:								
U.S. Government	$	4,573	$	4	$	(75)	$	4,502
State and local government		21,933		-		(3,810)		18,123
Corporate debt		33,543		-		(2,903)		30,640
Asset-backed securities		28,432		84		(83)		28,433
Mortgage-backed securities		24,605		-		(4,940)		19,665
Commercial mortgage-backed securities		1,899		1		(69)		1,831
Collateralized mortgage obligations		2,842		-		(371)		2,471
Total debt securities available for sale	$	117,827	$	89	$	(12,251)	$	105,665

	December 31, 2023			
	Cost or Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses	
Debt securities:				
U.S. Government	$ 5,405	$ 3	$ (161)	$ 5,247
State and local government	24,274	-	(3,810)	20,464
Corporate debt	34,002	-	(3,507)	30,495
Asset-backed securities	38,289	47	(584)	37,752
Mortgage-backed securities	26,768	-	(4,641)	22,127
Commercial mortgage-backed securities	3,404	-	(160)	3,244
Collateralized mortgage obligations	3,228	-	(444)	2,784
Total debt securities available for sale	$ 135,370	$ 50	$ (13,307)	$ 122,113

The following table summarizes the aggregate fair value and gross unrealized losses, by security type, of the available-for-sale securities in unrealized loss positions. The table segregates the holdings based on the length of time that individual securities have been in a continuous unrealized loss position (dollars in thousands):

	December 31, 2024								
	Less than 12 months			12 months or More			Total		
	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
Debt securities:									
U.S. Government	5	$ 2,208	$ (13)	5	$ 1,657	$ (62)	10	$ 3,865	$ (75)
State and local government	3	1,068	(23)	104	17,055	(3,787)	107	18,123	(3,810)
Corporate debt	1	95	(5)	63	30,545	(2,898)	64	30,640	(2,903)
Asset-backed securities	1	298	(1)	6	5,630	(82)	7	5,928	(83)
Mortgage-backed securities	1	5	(1)	65	19,660	(4,939)	66	19,665	(4,940)
Commercial mortgage-backed securities	-	-	-	2	1,066	(69)	2	1,066	(69)
Collateralized mortgage obligations	-	-	-	29	2,471	(371)	29	2,471	(371)
Total debt securities available for sale	11	3,674	(43)	274	78,084	(12,208)	285	81,758	(12,251)

	December 31, 2023								
	Less than 12 months			12 months or More			Total		
	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
Debt securities:									
U.S. Government	1	$ 649	$ (7)	9	$ 3,400	$ (154)	10	$ 4,049	$ (161)
State and local government	3	1,193	(7)	113	19,096	(3,803)	116	20,289	(3,810)
Corporate debt	-	-	-	66	30,495	(3,507)	66	30,495	(3,507)
Asset-backed securities	1	1,090	(1)	21	16,270	(583)	22	17,360	(584)
Mortgage-backed securities	4	11	(1)	64	22,116	(4,640)	68	22,127	(4,641)
Commercial mortgage-backed securities	-	-	-	4	3,225	(160)	4	3,225	(160)
Collateralized mortgage obligations	-	-	-	32	2,803	(444)	32	2,803	(444)
Total debt securities available for sale	9	$ 2,943	$ (16)	309	$ 97,405	$ (13,291)	318	$ 100,348	$ (13,307)

The Company's sources of net investment income are as follows (dollars in thousands):

	December 31,			
	2024		**2023**	
Debt securities	$	4,450	$	4,121
Equity securities		31		36
Cash, cash equivalents, and short-term investments		1,505		1,524
Total investment income		5,986		5,681
Investment expenses		(223)		(234)
Net investment income	$	5,763	$	5,447

The following table summarizes the gross realized gains and losses from sales or maturities of available-for-sale debt securities and equity securities, as follows (dollars in thousands):

	December 31,			
	2024		**2023**	
Debt securities:				
Gross realized gains	$	10	$	-
Gross realized losses		(17)		(20)
Total debt securities		(7)		(20)
Equity securities:				
Gross realized gains		-		-
Gross realized losses		(118)		-
Total equity securities		(118)		-
Total net realized investment gains	$	(125)	$	(20)

Proceeds from the sales of available-for-sale securities were $1.9 million and $11.9 million for the years ended December 31, 2024 and 2023, respectively. The gross realized gains from sales of available-for-sale securities for the years ended December 31, 2024 and 2023 were $10,000 and $0, respectively. The gross realized losses from sales of available-for-sale securities for the years ended December 31, 2024 and 2023 were $17,000 and $18,000, respectively.

As of December 31, 2024 and 2023, there were $0 of payables from securities purchased, respectively. As of December 31, 2024 and 2023, there were $0 of receivables from securities sold, respectively.

The Company's gross unrealized losses related to its equity investments were $584,000 and $535,000 as of December 31, 2024 and 2023, respectively. The Company's gross unrealized gains related to its equity investments were $350,000 and $505,000 as of December 31, 2024 and 2023, respectively.

Proceeds from sales of short-term investments were $124.7 million and $129.4 million for the years ended December 31, 2024, and 2023, respectively. Purchases of short-term investments were $188.4 million and $212.6 million for the years ended December 31, 2024 and 2023, respectively.

The Company also carries other equity investments that do not have a readily determinable fair value and are recorded at cost, less impairment or observable changes in price. We review these investments for impairment during each reporting period. There was no impairment or observable changes in price recorded during 2024 related to the Company's equity securities without readily determinable fair value. These investments are a component of Other Assets in the Consolidated Balance Sheets. The value of these investments as of December 31, 2024 and December 31, 2023 were $250,000 and $1.4 million, respectively.

The table below summarizes the amortized cost and fair value of available-for-sale debt securities by contractual maturity at December 31, 2024. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands):

	Amortized Cost		Estimated Fair Value
Due in one year or less	$	3,123	$	3,057
Due after one year through five years		31,279		29,602
Due after five years through ten years		15,600		13,172
Due after ten years		10,047		7,434
Securities with contractual maturities		60,049		53,265
Asset-backed securities		28,432		28,433
Mortgage-backed securities		24,605		19,665
Commercial mortgage-backed securities		1,899		1,831
Collateralized mortgage obligations		2,842		2,471
Total debt securities	$	117,827	$	105,665

At December 31, 2024 and 2023, the Insurance Companies Subsidiaries had an aggregate of $8.3 million and $8.2 million, respectively, on deposit in trust accounts to meet the deposit requirements of various state insurance departments. At December 31, 2024 and 2023, the Company had $108.4 million and $123.5 million held in trust accounts to meet collateral requirements with other third-party insurers, relating to various fronting arrangements. Approximately $107.6 million of the trust account balances are for collateral of gross unearned premiums and gross loss reserves of the fronted business on the Security Program and the quick service restaurant program. There are withdrawal and other restrictions on these deposits, including the type of investments that may be held, however, the Company may generally invest in high-grade bonds and short-term investments and earn interest on the funds. As the unearned premiums run off to zero and loss reserves are paid on these programs, any remaining trust balances will be released and available for general use.

5. Fair Value Measurements

The Company's financial instruments include assets carried at fair value, as well as debt carried at face value, net of unamortized debt issuance costs, which are also disclosed at fair value in this note. All fair values disclosed in this note are determined on a recurring basis other than the debt and the contingent considerations which are a non-recurring fair value measure. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in the principal most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The inputs to valuation techniques used to measure fair value are prioritized into a three-level hierarchy. The hierarchy gives the highest priority to quoted prices from sources independent of the reporting entity ("observable inputs") and the lowest priority to prices determined by the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances ("unobservable inputs"). The fair value hierarchy is as follows:

Level 1-Valuations that are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2-Valuations that are based on observable inputs (other than Level 1 prices) such as quoted prices for similar assets or liabilities at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3-Unobservable inputs that are supported by little or no market activity. The unobservable inputs represent the Company's best assumption of how market participants would price the assets or liabilities.

Net Asset Value (NAV)-The fair values of investment company limited partnership investments and mutual funds are based on the capital account balances reported by the investment funds subject to their management review and adjustment. These capital account balances reflect the fair value of the investment funds.

The following tables present the Company's assets and liabilities measured at fair value, classified by the valuation hierarchy as of December 31, 2024 and 2023 (dollars in thousands):

| | December 31, 2024 | | | |
| | **Fair Value Measurements Using** | | | |
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Debt Securities:				
U.S. Government	$ 4,502	$ -	$ 4,502	$ -
State and local government	18,123	-	18,123	-
Corporate debt	30,640	-	30,640	-
Asset-backed securities	28,433	-	28,433	-
Mortgage-backed securities	19,665	-	19,665	-
Commercial mortgage-backed securities	1,831	-	1,831	-
Collateralized mortgage obligations	2,471	-	2,471	-
Total debt securities	105,665	-	105,665	-
Equity Securities	311	91	220	-
Short-term investments	21,151	21,151	-	-
Total marketable investments measured at fair value	$ 127,127	$ 21,242	$ 105,885	$ -
Investments measured at NAV:				
Investment in limited partnership	1,292			
Total investments measured at fair value	$ 128,419			
Contingent considerations from CIS sale	8,070	-	-	8,070
Total assets measured at fair value	$ 136,489			
Liabilities:				
Senior unsecured notes *	$ 10,799	$ -	$ 10,799	$ -
Total Liabilities (non-recurring fair value measure)	$ 10,799	$ -	$ 10,799	$ -

* Carried at face value of debt net of unamortized debt issuance costs on the consolidated balance sheet

| | December 31, 2023 | | | |
| | **Fair Value Measurements Using** | | | |
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Debt Securities:				
U.S. Government	$ 5,247	$ -	$ 5,247	$ -
State and local government	20,464	-	20,464	-
Corporate debt	30,495	-	30,495	-
Asset-backed securities	37,752	-	37,752	-
Mortgage-backed securities	22,127	-	22,127	-
Commercial mortgage-backed securities	3,244	-	3,244	-
Collateralized mortgage obligations	2,784	-	2,784	-
Total debt securities	122,113	-	122,113	-
Equity Securities	896	139	757	-
Short-term investments	20,838	20,838	-	-
Total marketable investments measured at fair value	$ 143,847	$ 20,977	$ 122,870	$ -
Investments measured at NAV:				
Investment in limited partnership	1,458			
Total assets measured at fair value	$ 145,305			
Liabilities:				
Senior unsecured notes *	$ 11,791	$ -	$ 11,791	$ -
Senior secured notes *	9,965	-	-	9,965
Total Liabilities (non-recurring fair value measure)	$ 21,756	$ -	$ 11,791	$ 9,965

*   Carried at face value of debt net of unamortized debt issuance costs on the consolidated balance sheet

Level 1 investments consist of equity securities traded in an active exchange market. The Company uses unadjusted quoted prices for identical instruments to measure fair value. Level 1 also includes money market funds and other interest-bearing deposits at banks, which are reported as short-term investments. The fair value measurements that were based on Level 1 inputs comprise 17% and 15% of the fair value of the total marketable investments measured at fair value as of December 31, 2024 and December 31, 2023, respectively.

Level 2 investments include debt securities and equity securities, which consist of U.S. government agency securities, state and local municipal bonds, corporate debt securities, mortgage-backed and asset-backed securities. The fair value of securities included in the Level 2 category were based on the market values obtained from a third party pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other observable market information. The third party pricing service monitors market indicators, as well as industry and economic events. The fair value measurements that were based on Level 2 inputs comprise 83% and 85% of the fair value of the total marketable investments measured at fair value as of December 31, 2024 and December 31, 2023, respectively.

The Company obtains pricing for each security from independent pricing services, investment managers or consultants to assist in determining fair value for its Level 2 investments. To validate that these quoted prices are reasonable estimates of fair value, the Company performs various quantitative and qualitative procedures, such as (i) evaluation of the underlying methodologies, (ii) analysis of recent sales activity, (iii) analytical review of our fair values against current market prices and (iv) comparison of the pricing services' fair value to other pricing services' fair value for the same investment. No markets for the investments were determined to be inactive at period-ends. Based on these procedures, the Company did not adjust the prices or quotes provided from independent pricing services, investment managers or consultants.

As of December 31, 2024, the Company paid off its Senior Secured Notes. As of December 31, 2023, the fair value of the Senior Secured Notes reported at amortized cost was considered a Level 3 liability in the fair value hierarchy and was entirely comprised of the Company's Senior Secured Notes. In determining the fair value of the Senior Secured Notes outstanding at December 31, 2023, the security attributes (issue date, maturity, coupon, calls, etc.) were entered into a valuation model. A lognormal trinomial interest rate lattice was created within the model to compute the option adjusted spread ("OAS") which is the amount, in basis points, of interest rate required to be paid under the debt agreement over the risk-free U.S. Treasury rates. The OAS was then entered back into the model along with the December 31, 2023 U.S. Treasury rates. A new lattice was generated and the fair value was computed from the OAS. There were no changes in assumptions of credit risk from the issuance date.

As of December 31, 2024, the Company had an asset for contingent consideration related to the CIS Sale. The fair value measurement of the contingent consideration asset was determined using Level 3 inputs. At the time of the fair value analysis, the second and third $10.0 million contingent payments were not expected to be earned until the end of 2025 or later, if at all. The Company determined the combined fair value of the second and third contingent payments to be $8.1 million, as of December 31, 2024. The fair value was calculated based on the average of 20,000 simulations of a Monte Carlo analysis performed using Geometric Brownian Motion. Key assumptions in the analysis included the following as of December 31, 2024:

	Contingent Consideration
Discount rate	11.8%
Gross revenue risk adjustment	4.4%
Gross revenue volatility	17.5%
Risk-free rate	4.3%
Weighted average cost of capital	12.5%

The Company's policy on recognizing transfers between hierarchies is applied at the end of each reporting period. The table below shows a rollforward of Level 3 assets and liabilities held at fair value during the twelve months ended December 31, 2024 (dollars in thousands):

	Balance as of January 1, 2024	Additions into Level 3	Subtractions out of Level 3	Change in Fair Value	Balance as of December 31, 2024
Contingent considerations	-	$ 12,924	$ (4,894)	$ 40	$ 8,070
Total recurring Level 3 assets	-	$ 12,924	$ (4,894)	$ 40	$ 8,070

* The $4.9 million of subtractions out of the Level 3 contingent considerations were due to the Company receiving payment from the first contingent consideration in the fourth quarter of 2024.

6. Deferred Policy Acquisition Costs

The Company defers costs incurred which are incremental and directly related to the successful acquisition of new or renewal insurance business, net of corresponding amounts of ceded reinsurance commissions. Net deferred policy acquisition costs are amortized and charged to expense in proportion to premium earned over the estimated policy term. The Company anticipates that its deferred policy acquisition costs will be fully recoverable and there were no premium deficiencies for the years December 31, 2024 and 2023. The activity in deferred policy acquisition costs, net of reinsurance transactions, is as follows (dollars in thousands):

	December 31,	
	2024	2023
Balance at beginning of period	$ 6,405	$ 10,479
Deferred policy acquisition costs	13,310	16,026
Amortization of policy acquisition costs	(13,335)	(15,797)
Impact from renewal rights sale	-	(4,303)
Net change	(25)	(4,074)
Balance at end of period	$ 6,380	$ 6,405

7. Unpaid Losses and Loss Adjustment Expenses

The Company establishes reserves for unpaid losses and LAE which represent the estimated ultimate cost of all losses incurred that were both reported and unreported (i.e., incurred but not yet reported losses, or "IBNR") and LAE incurred as well as a provision for estimated future costs related to claim settlement for all claims that remain unpaid at the balance sheet date. The Company's reserving process takes into account known facts and interpretations of circumstances and factors including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. In the normal course of business, the Company may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

Reserves are estimates of unpaid portions of losses that have occurred, including IBNR losses, therefore the establishment of appropriate reserves, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. The highest degree of uncertainty is associated with reserves for losses incurred in the current reporting period as it contains the greatest proportion of losses that have not been reported or settled. The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported in the results of operations in the period such changes are determined to be needed and recorded.

Management believes that the reserve for losses and LAE, any related estimates of reinsurance recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the consolidated financial statements and amounts expected to be recovered from reinsurers based on all available facts and in accordance with applicable laws and regulations.

The table below provides the changes in the reserves for losses and LAE, net of recoverables from reinsurers, for the periods indicated (dollars in thousands):

| | December 31, | |
	2024	2023
Gross reserves - beginning of period	$ 174,612	$ 165,539
Less: reinsurance recoverables on unpaid losses	70,807	82,651
Net reserves - beginning of period	103,805	82,888
Add: incurred losses and loss adjustment expenses, net of reinsurance		
Current period	39,587	64,580
Prior period	33,715	17,833
Total net incurred losses and loss adjustment expenses	73,302	82,413
Deduct: loss and loss adjustment expense payments, net of reinsurance		
Current period	24,536	27,001
Prior period	47,776	34,495
Total net loss and loss adjustment expense payments	72,312	61,496
Net reserves - end of period	104,795	103,805
Plus: reinsurance recoverables on unpaid losses	84,490	70,807
Gross reserves - end of period	$ 189,285	$ 174,612

There was $33.7 million and $17.8 million of adverse development on prior accident year reserves in 2024 and 2023, respectively. There were no significant changes in the key methods utilized in the analysis and calculations of the Company's reserves during 2024 and 2023.

Of the $33.7 million of adverse development in 2024, $7.3 million was related to the 2023 accident year, $12.5 million was related to the 2022 accident year, $10.1 million was related to the 2021 accident year, and $3.8 million was related to 2020 and prior accident years. The Company's Security Program had $32.8 million of adverse development in 2024. The Security Program is no longer written by the Company. As a result of this loss emergence, the Company increased its expected loss ratio selections on both prior accident years as well as the current accident year, resulting in increases to our carried loss reserves.

Of the $17.8 million of adverse development in 2023, $5.9 million was related to the 2022 accident year, $6.8 million was related to the 2021 accident year, $4.9 million was related to the 2020 accident year, and $218,000 was related to the 2019 and prior accident years. The development came primarily from commercial liability lines of business particularly in the longer tail lines of business, as a result of additional loss emergence primarily from the Security Program which represented 58% of the adverse development while the remainder was substantially in hospitality, most notably the quick service restaurant program.

Loss Development Tables

The following tables represent cumulative incurred loss and allocated loss adjustment expenses ("ALAE"), net of reinsurance, by accident year and cumulative paid loss and ALAE, net of reinsurance, by accident year, for the years ended December 31, 2014 to 2024, as well as total IBNR and the cumulative number of reported claims for the year ended December 31, 2024, by reportable segment and accident year (dollars in thousands). The tables do not include reinsurance recoverables from the LPT. The 2024 and 2023 columns in the commercial lines incurred and paid loss tables below do not include reinsurance recoverables on reserves of $10.6 million and $10.9 million and reinsurance recoverables on paid losses of $3.4 and $3.8 million, respectively, related to the LPT.

Commercial Lines

Accident Year	Incurred loss and allocated loss adjustment expenses, net of reinsurance										Total IBNR	Cumulative number of reported claims
	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024	2024	2024
2015	22,442	26,633	31,861	34,478	36,372	37,795	38,824	39,093	39,311	39,333	-	1,756
2016		32,396	34,935	40,440	44,355	46,089	46,993	48,677	49,162	49,349	-	2,365
2017			44,251	44,495	49,749	51,883	55,589	56,649	59,149	59,366	92	3,561
2018				42,624	42,432	49,741	55,261	60,102	61,881	64,349	70	5,838
2019					41,286	42,129	46,329	55,263	59,028	60,464	186	6,132
2020						33,867	35,328	39,193	43,918	47,731	3,868	6,354
2021							40,388	42,266	48,650	58,682	4,208	3,902
2022								41,708	49,751	61,647	9,533	3,033
2023									39,456	45,921	19,185	2,681
2024										16,949	6,253	3,288
									Total	$ 503,791	$ 43,395	

Commercial lines

Accident Year	Cumulative paid loss and allocated loss adjustment expenses, net of reinsurance									
	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024
2015	10,470	17,817	22,549	30,475	34,497	35,833	37,563	38,685	39,116	39,154
2016		10,255	19,135	27,785	37,967	41,945	43,644	46,957	48,557	48,877
2017			12,448	23,020	34,205	42,308	47,148	52,800	57,304	58,523
2018				10,375	19,799	31,633	41,577	50,508	57,114	61,365
2019					10,078	20,462	28,958	39,893	50,369	55,117
2020						10,217	17,332	24,225	33,354	39,508
2021							12,870	21,313	30,478	42,714
2022								12,839	22,892	34,451
2023									8,486	14,869
2024										6,776
									Total	$ 401,354

Net Unpaid losses and ALAE, years 2015 through 2024	$ 102,437
Unpaid losses and ALAE, prior to 2015*	1,020
Unpaid Losses, LPT	(10,646)
Unpaid losses and ALAE, net of reinsurance	$ 92,811

* Presented as unaudited required supplementary information.

Personal Lines

Accident Year	Incurred loss and allocated loss adjustment expenses, net of reinsurance — For the years ended December 31,										Total IBNR	Cumulative number of reported claims
	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024	2024	2024
2015	10,877	13,445	14,721	15,285	15,364	15,427	15,427	15,448	15,456	15,452	-	3,737
2016		11,619	13,418	14,949	15,550	15,655	15,634	15,679	15,681	15,681	-	2,156
2017			14,058	13,550	14,493	14,793	14,911	14,957	14,955	14,962	-	1,816
2018				5,893	6,378	6,283	6,382	6,298	6,336	6,333	-	2,914
2019					3,099	2,712	2,898	2,862	2,867	2,859	-	803
2020						2,339	2,590	2,636	2,619	2,617	-	341
2021							4,409	4,332	4,240	4,212	-	324
2022								9,404	8,122	8,109	-	50
2023									19,444	19,717	58	776
2024										19,038	1,323	3,168
									Total	$ 108,980	$ 1,381	

**Personal lines**

**Cumulative paid loss and allocated loss adjustment expenses, net of reinsurance**

Accident Year	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024
				For the years ended December 31,						
2015	7,771	11,873	13,844	15,159	15,250	15,290	15,416	15,444	15,452	15,452
2016		7,119	11,238	14,442	15,110	15,351	15,452	15,679	15,681	15,681
2017			8,320	12,944	14,004	14,526	14,866	14,957	14,955	14,962
2018				4,296	5,618	6,100	6,242	6,244	6,333	6,333
2019					2,119	2,604	2,692	2,850	2,859	2,859
2020						1,307	2,455	2,605	2,619	2,617
2021							3,022	3,980	4,081	4,195
2022								5,397	7,923	8,088
2023									16,170	18,760
2024										15,521
									Total	$ 104,468

Net Unpaid losses and ALAE, years 2015 through 2024	$ 4,512
Unpaid losses and ALAE, prior to 2015*	-
Unpaid losses and ALAE, net of reinsurance	$ 4,512

* Presented as unaudited required supplementary information.

**Total Lines**

Accident Year	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024	Total IBNR	Cumulative number of reported claims 2024
				Incurred loss and allocated loss adjustment expenses, net of reinsurance								
2015	33,319	40,078	46,582	49,763	51,736	53,222	54,251	54,541	54,767	54,785	-	5,493
2016		44,015	48,353	55,389	59,905	61,744	62,627	64,356	64,843	65,030	-	4,521
2017			58,309	58,045	64,242	66,676	70,500	71,606	74,104	74,328	92	5,377
2018				48,517	48,810	56,024	61,643	66,400	68,217	70,682	70	8,752
2019					44,385	44,841	49,227	58,125	61,895	63,323	186	6,935
2020						36,206	37,918	41,829	46,537	50,348	3,868	6,695
2021							44,797	46,598	52,890	62,894	4,208	4,226
2022								51,112	57,873	69,756	9,533	3,083
2023									58,900	65,638	19,243	3,457
2024										35,987	7,576	6,456
									Total	$ 612,771	$ 44,776	54,995

Total lines										
Cumulative paid loss and allocated loss adjustment expenses, net of reinsurance										
Accident	For the years ended December 31,									
Year	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024
2015	18,241	29,690	36,393	45,634	49,747	51,123	52,979	54,129	54,568	54,606
2016		17,374	30,373	42,227	53,077	57,296	59,096	62,636	64,238	64,558
2017			20,768	35,964	48,209	56,834	62,014	67,757	72,259	73,485
2018				14,671	25,417	37,733	47,819	56,752	63,447	67,698
2019					12,197	23,066	31,650	42,743	53,228	57,976
2020						11,524	19,787	26,830	35,973	42,125
2021							15,892	25,293	34,559	46,909
2022								18,236	30,815	42,539
2023									24,656	33,629
2024										22,297
									Total	$ 505,822

Net Unpaid losses and ALAE, years 2014 through 2023	$ 106,949
Unpaid losses and ALAE, prior to 2014*	1,020
Unpaid losses, LPT	(10,646)
Unpaid losses and ALAE, net of reinsurance	$ 97,323

* Presented as unaudited required supplementary information.

The following table reconciles the loss development information to the consolidated balance sheet for the year ended December 31, 2024, by reportable segment (dollars in thousands).

	December 31, 2024
Net unpaid losses claims and ALAE	
Commercial Lines	$ 92,811
Personal Lines	4,512
Total unpaid losses and LAE, net of reinsurance	97,323
Reinsurance recoverable on losses and LAE	
Commercial Lines	82,029
Personal Lines	2,461
Total reinsurance recoverable on unpaid losses and LAE	84,490
ULAE expense	
Commercial lines	7,314
Personal Lines	158
Total ULAE expense	7,472
Total gross unpaid losses and LAE	$ 189,285

Loss Duration Disclosure (unaudited)

The following table represents the average annual percentage payout of incurred losses by age, net of reinsurance, for each reportable segment.

	Average annual percentage payout of incurred losses by age, net of reinsurance									
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10+
Commercial Lines	29.7%	23.9%	17.6%	12.7%	7.6%	4.4%	2.3%	1.1%	0.5%	0.2%
Personal Lines	82.2%	12.1%	5.4%	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Lines	31.5%	23.5%	17.1%	12.2%	7.3%	4.3%	2.3%	1.1%	0.5%	0.2%

8. Reinsurance

In the normal course of business, the Company participates in reinsurance agreements in order to limit losses that may arise from catastrophes or other individually severe events. The Company ceded primarily all specific commercial liability risks in excess of $400,000 in 2024 and 2023. The Company ceded specific commercial property risks in excess of $400,000 in 2024 and 2023. The Company ceded homeowners specific risks in excess of $400,000 and $300,000 in 2024 and 2023, respectively.

A "treaty" is a reinsurance agreement in which coverage is provided for a class of risks and does not require policy by policy underwriting of the reinsurer. "Facultative" reinsurance is where a reinsurer negotiates an individual reinsurance agreement for every policy it will reinsure on a policy-by-policy basis. A loss is covered under a reinsurance contract if the loss occurs within the effective dates of the agreement notwithstanding when the loss is reported.

The Company entered into new specific loss reinsurance treaties on December 31, 2021 and January 1, 2022 that included a 40% ceding commission. The reinsurance premiums related to these treaties increased by the same amount as the ceding commission. The ceding commissions were carried forward under the 2023 and 2024 treaties with substantially similar terms.

Reinsurance does not discharge the Company, as the direct insurer, from liability to its policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors the concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. To date, the Company has not experienced any significant difficulties in collecting reinsurance recoverables. The Company's current reinsurance structure includes the following primary categories:

Casualty Clash

•Clash coverage is a type of reinsurance that provides additional coverage in the event that one casualty loss event results in two or more claims and recovery under the reinsurance treaties may otherwise be limited due to the amount, type or number of claims. Clash reinsurance further protects the balance sheet as it reduces the potential maximum loss on either a single risk or a large number of risks.
•Effective January 1, 2023 through December 31, 2024, the Company was party to a workers' compensation and casualty clash reinsurance treaty with a limit of $29.0 million in excess of $1.0 million.

Facultative

•The Company was party to a facultative reinsurance agreement with a large reinsurer for commercial auto physical damage risks primarily in excess of $400,000.
•The Company was party to a facultative reinsurance agreement with a large reinsurer for property risks with total insured values above the other reinsurance treaty limits.

Liability

•Effective January 1, 2022 through December 31, 2024, the Company was party to an excess of loss reinsurance treaty for commercial liability coverage with a limit of $600,000 in excess of $400,000.

Property

•Effective January 1, 2024 through December 31, 2024, the Company was party to an excess of loss reinsurance treaty for personal property coverage with a limit of $1.6 million in excess of $400,000, for homeowners' and dwelling fire business.
•Effective January 1, 2023 through December 31, 2023, the Company was party to an excess of loss reinsurance treaty for personal property coverage with a limit of $1.7 million in excess of $300,000, for homeowners' and dwelling fire business.
•Effective January 1, 2023 through December 31, 2023, the Company was party to an excess of loss reinsurance treaty for commercial property coverage with a limit of $7.6 million in excess of $400,000.
•At December 31, 2023, the Company was covered for property catastrophe losses up to $27.0 million in excess of $3.0 million retention for the first event. This treaty terminated on June 1, 2024.
•At January 1, 2023, the Company was covered for property catastrophe losses up to $28.0 million in excess of a $2.0 million retention for the first event. This treaty terminated on June 1, 2023.

Quota Share

•Under a quota share agreement, the reinsurer pays a percentage of all losses the insurer sustains in return for a similar percent of the premiums written on that risk. A ceding commission is paid by the reinsurer to the insurer to cover acquisition and operating expenses.
•The Company ceded 90% to 100% of its commercial umbrella coverages under a quota share treaty.
•The Company ceded 50% of its cannabis program net written premiums under a quota share treaty.
•The Company ceded 100% of a small number of equipment breakdown, employment practices liability, data compromise, and cannabis cyber liability coverages that are occasionally bundled with other products under separate quota share agreements.

Sale of Renewal Rights

•On September 30, 2023, the Company entered into a 100% quota share reinsurance agreement with the buyer of the renewal rights described in Note 3 ~ Sale of Renewal Rights. The Company ceded $30.9 million of its gross unearned premiums relating to the security guard and alarm installation program in exchange for 22% - 27% ceding commission.

Loss Portfolio Transfer

•On November 1, 2022, the Company entered into a loss portfolio transfer ("LPT") reinsurance agreement with Fleming Reinsurance Ltd ("Fleming Re"). Under the agreement, Fleming Re will cover an aggregate limit of $66.3 million of paid losses on $40.8 million of stated net reserves as of June 30, 2022, relating to accident years 2019 and prior. Within the aggregate limit, there is a $5.5 million loss corridor in which the Company retains losses in excess of $40.8 million. Fleming Re is then responsible to cover paid losses in excess of $46.3 million up to $66.3 million. Accordingly, there is $20.0 million of adverse development cover for accident years 2019 and prior. Recoverables due to the Company under this agreement are recorded as reinsurance recoverables. The agreement is between CIC and WPIC and Fleming Re.
•As of December 31, 2024, the Company has recorded losses through the $5.5 million corridor and $14.0 million into the $20.0 million layer. As of December 31, 2024, the Consolidated Balance Sheet included $3.4 million of reinsurance recoverables on paid losses related to the LPT, and $10.6 million of reinsurance recoverables on unpaid losses related to the LPT.
•As of December 31, 2023, the Company has recorded losses through the $5.5 million corridor and $9.1 million into the $20.0 million layer. As of December 31, 2023, the Consolidated Balance Sheet included $3.8 million of reinsurance recoverables on paid losses related to the LPT, and $10.9 million of reinsurance recoverables on unpaid losses related to the LPT.

The Company assumes written premiums under a few fronting arrangements. The fronting arrangements are with unaffiliated insurers who write on behalf of the Company in markets that require a higher A.M. Best rating than the Company's rating, or where the policies are written in a state where the Company is not licensed or for other strategic reasons.

The Company assumed $1.5 million and $43.6 million of written premiums under the insurance fronting arrangements for the years ended December 31, 2024 and 2023, respectively.

The following table presents the effects of reinsurance and assumed reinsurance transactions on written premiums, earned premiums and losses and LAE (dollars in thousands):

		Year Ended December 31,		
		2024		2023
Written premiums:				
Direct	$	70,555	$	100,214
Assumed		1,498		43,620
Ceded		(22,715)		(75,146)
Net written premiums	$	49,338	$	68,688
Earned premiums:				
Direct	$	88,868	$	96,595
Assumed		17,744		49,977
Ceded		(45,750)		(62,637)
Net earned premiums	$	60,862	$	83,935
Loss and loss adjustment expenses:				
Direct	$	70,122	$	75,175
Assumed		46,010		45,662
Ceded		(42,830)		(38,424)
Net loss and LAE	$	73,302	$	82,413

9. Debt

Prior to August 30, 2024, the Company's debt was comprised of two instruments: $17.9 million of 9.75% public senior unsecured notes (the "New Public Notes") which were issued during the third quarter of 2023, and $9.3 million of privately placed 12.5% Senior Secured Notes, which were issued on September 30, 2023. On August 30, 2024, the Company paid off all of its $9.3 million of outstanding Senior Secured Notes with the proceeds from the CIS Sale. The Company incurred a $753,000 call premium from the paydown of the Senior Secured Notes. The Company amortized through interest expense $771,000 of debt issuance costs related to the paydown of the Senior Secured Notes. A summary of the Company's outstanding debt is as follows as of December 31, 2024 and 2023 (dollars in thousands):

	As of December 31, 2024			As of December 31, 2023		
	Gross Debt	Unamortized Debt Issuance Costs	Net Debt	Gross Debt	Unamortized Debt Issuance Costs	Net Debt
Public Notes	$ 12,887	$ 955	$ 11,932	$ 17,887	$ 1,679	$ 16,208
Senior Secured Notes	-	-	-	9,750	897	8,853
Total	$ 12,887	$ 955	$ 11,932	$ 27,637	$ 2,576	$ 25,061

New Public Notes

In December 2024, the Company bought back $5.0 million of its outstanding New Public Notes held by the lender of the Company's prior Senior Secured Notes at a 10.0% discount. The Company recognized a $500,000 gain from the buyback that is included in Other Gains on the Consolidated Statement of Operations. The Company amortized through interest expense $379,000 of debt issuance costs related to the $5.0 million buyback of New Public Notes.

The Company issued $17.9 million of New Public Notes during the third quarter of 2023. The new notes bear an interest rate of 9.75% per annum, payable quarterly at the end of March, June, September and December and mature on September 30, 2028. The Company may redeem the new notes, in whole or in part, at face value at any time after September 30, 2025.

Senior Secured Notes

The Company restructured its subordinated notes to Senior Secured Notes with its lender on September 30, 2023. The Senior Secured Notes had a maturity date of September 30, 2028, and had an interest rate of 12.5% per annum. Interest was payable quarterly at the end of March, June, September, and December. Quarterly principal payments of $250,000 were required. The Company accounted for this restructuring as a debt modification because there was no concession made to the lender.

Debt issuance costs

On August 30, 2024, the Company amortized through interest expense $771,000 of debt issuance costs related to the paydown of the Senior Secured Notes.

The Company incurred $173,000 of restructuring costs from the lender related to the Senior Secured Notes. These costs were capitalized as debt issuance costs as of September 30, 2023.

As of December 31, 2024, the carrying value of the New Public Notes were offset by $955,000 of capitalized costs. The debt issuance costs are amortized through interest expense over the life of the loans.

Debt covenants

The Company was not subject to any restrictive financial debt covenants as of December 31, 2024, as a result of its paydown of the Senior Secured Notes on August 30, 2024.

Scheduled Principal Payments

The only remaining scheduled principal payment of the Company's debt as of December 31, 2024 is $12.9 million due on September 30, 2028.

10. Income Taxes

At December 31, 2024, the Company had current income tax receivable of $130,000 included in other assets in the consolidated balance sheets. At December 31, 2023, the Company had current income tax receivable of $65,000 included in other assets in the consolidated balance sheets.

The income tax expense (benefit) is comprised of the following (dollars in thousands):

	Year Ended December 31,			
	2024		2023	
Current tax expense (benefit)	$	(1,840)	$	(681)
Deferred tax expense (benefit)		-		328
Total income tax expense (benefit)	$	(1,840)	$	(353)

The income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2024 and 2023 to pretax income as a result of the following (dollars in thousands):

	Year Ended December 31,			
	2024		2023	
Income (loss) before income taxes	$	(36,080)	$	(27,632)
Statutory U.S. federal income tax rate		(7,577)		(5,803)
State income taxes, net of federal benefit		2,753		(1,609)
Tax-exempt investment income and dividend received deduction		(9)		(13)
Nondeductible meals and entertainment		43		73
Valuation allowance on deferred tax assets		2,708		7,026
Deferred corrections		2		139
Other		240		(166)
Income tax expense (benefit)	$	(1,840)	$	(353)
Effective tax rate		5.1%		1.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):

	December 31,		
	2024		**2023**	
Deferred tax assets:				
Discounted unpaid losses and loss adjustment expenses	$	1,774	$	1,749
Unearned premiums		1,079		1,648
Net operating loss carryforwards		13,647		16,960
Net unrealized losses on investments		2,603		2,780
State net operating loss carryforwards		3,890		6,523
Other		218		112
Gross deferred tax assets		23,211		29,772
Less valuation allowance		(19,747)		(28,013)
Total deferred tax assets, net of allowance		3,464		1,759
Deferred tax liabilities:				
Investment basis difference		348		208
Tax rate change transition discounting		45		92
Deferred policy acquisition costs		909		1,320
Installment sale gain		1,816		
Deferred intercompany gain		141		
Intangible assets		115		115
Property and equipment		-		24
Other		90		-
Total deferred tax liabilities		3,464		1,759
Net deferred tax liability	$	-	$	-

The net deferred tax liability is recorded in accounts payable and accrued expenses in the consolidated balance sheets.

As of December 31, 2024, the Company has NOL carryforwards for federal income tax purposes of $65.0 million, of which $62.2 million expire in tax years 2030 through 2043 and $10.5 million never expire. Of this amount, $6.8 million are limited in the amount that can be utilized in any one year and may expire before they are realized under Section 382 of the Internal Revenue Code. The Company has state net operating loss carryforwards of $82.4 million, which expire in tax years 2025 through 2044.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets under the guidance of ASC 740. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the Company's ability to consider other subjective evidence, such as management's projections for future growth.

Based on its evaluation, the Company has recorded a valuation allowance of $19.7 million and $28.0 million at December 31, 2024 and 2023, respectively, to reduce the deferred tax assets to an amount that is more likely than not to be realized based on the provisions in ASC 740. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or if objective negative evidence in the form of cumulative losses is no longer present, and additional weight may be given to subjective evidence, such as the Company's projections for growth.

The Company files consolidated federal income tax returns. For the years before 2021, the Company is no longer subject to U.S. federal examinations; however, the Internal Revenue Service has the ability to review years prior to 2021 to the extent the Company utilized tax attributes carried forward from those prior years. The statute of limitations on state filings is generally three to four years.

11. Statutory Financial Data, Risk-Based Capital and Dividend Restrictions

U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices prescribed or permitted by regulatory authorities for the Company's Insurance Company Subsidiaries differ from GAAP. The principal differences between statutory accounting practices ("SAP") and GAAP as they relate to the financial statements of the Company's Insurance Company Subsidiaries are (i) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (ii) deferred tax assets are subject to more limitations regarding what amounts can be recorded under SAP and (iii) on the Company's Consolidated Balance Sheets, reinsurance recoverables on reserves are presented as an asset under GAAP, but reduce gross unpaid losses and loss adjustment expenses under SAP and (iv) bonds are recorded at amortized cost under SAP and fair value under GAAP.

Risk-Based Capital ("RBC") requirements as promulgated by the National Association of Insurance Commissioners (''NAIC'') require property and casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks (e.g., investment risk, underwriting profitability, etc.) of the Insurance Company Subsidiaries. As of December 31, 2024, CIC fell within the Company Action Level of the RBC formula. Management has provided a plan to its domiciliary regulator that showed how CIC will get above the minimum level requirements. The Company made cash contributions to CIC in 2024 and 2025 totaling $16.0 million. Additionally as part of this plan, management significantly decreased its writings in CIC. CIC is also subject to additional regulatory monitoring requirements as a result of the Company not being above the minimum required RBC levels as of December 31, 2024. Management believes that, with a combination of the reduced writings and the capital contributions already made to CIC, CIC will be back in compliance by December 31, 2025. However, in the event there are losses in excess of expectations, it may take longer and more capital than expected to bring CIC back into full compliance. This could require an additional reduction in premium volume and adversely impact underwriting results, our liquidity and ability to repay debt. In the event CIC does not regain compliance, the director may suspend, revoke, or limit the certificate of authority of the Company.

Summarized 2024 and 2023 statutory basis information for the non-captive Insurance Company Subsidiaries, which differs from generally accepted accounting principles, is as follows (dollars in thousands).

	CIC		WPIC	
2024				
Statutory capital and surplus	$	33,482	$	10,045
RBC authorized control level		21,424		3,301
Statutory net income (loss)		(15,692)		(112)
RBC %		156 %		304 %

	CIC		WPIC	
2023				
Statutory capital and surplus	$	32,117	$	7,494
RBC authorized control level		19,050		5,268
Statutory net income (loss)		(14,014)		(9,841)
RBC %		169 %		142 %

Dividend Restrictions

The state insurance statutes in which the Insurance Company Subsidiaries are domiciled limit the amount of dividends that they may pay annually without first obtaining regulatory approval. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10% of statutory surplus at the end of the preceding year. The Insurance Company Subsidiaries must receive regulatory approval in order to pay dividends to the Parent Company from its Insurance Company Subsidiaries. There were no dividends issued from the Insurance Companies in 2024 or 2023.

12. Shareholders' Equity

Preferred Stock

On August 30, 2024, the Company redeemed all of the $6.0 million of its outstanding Series A Preferred Stock. The Company incurred a redemption premium of $397,000. The redemption premium reduced the Company's net income allocable to common shareholders.

The Series A Preferred Stock was originally issued on December 20, 2023, through a private placement of 1,000 shares priced at $6,000 per share that matured on June 30, 2026. The Series A Preferred Stock was sold to Clarkston 91 West LLC (the "Purchaser"), an entity affiliated with Gerald and Jeffrey Hakala, members of the Board of Directors of the Company. Series A Preferred Stock shareholders had no voting rights and optional redemption was only in the control of the Company.

The Series A Preferred Stock required quarterly dividend payments at a rate equal to the prime rate of Waterford Bank, N.A. ("Waterford Bank"), or 8.0%, whichever is higher, plus 200 basis points. At the time of redemption, this equated to an annualized rate of 10.5%. During 2024, the Company paid dividends of $420,000 and a redemption premium of $397,000, both of which were treated as a reduction of operating results applicable to common shareholders and related to the Series A Preferred Stock. The Company incurred $19,000 of dividends related to the Series A Preferred stock in 2023.

As of December 31, 2024 and 2023, the Company had 0 and 1,000 issued and outstanding shares of the Series A Preferred Stock, respectively.

Common Stock

As of December 31, 2024 and 2023, the Company had 12,222,881 issued and outstanding shares of common stock, respectively. Holders of common stock are entitled to one vote per share and to receive dividends only when and if declared by the board of directors. The holders have no preemptive, conversion or subscription rights.

13. Accumulated Other Comprehensive Income (Loss)

The following table presents changes in accumulated other comprehensive income (loss) for unrealized gains and losses on available-for-sale securities (dollars in thousands):

	Year Ended December 31,	
	2024	2023
Balance at beginning of period	$ (14,528)	$ (18,203)
Other comprehensive income (loss) before reclassifications	1,028	3,624
Less: amounts reclassified from accumulated other comprehensive income (loss)	-	(51)
Net current period other comprehensive income (loss)	1,028	3,675
Balance at end of period	$ (13,500)	$ (14,528)

14. Earnings Per Share

Basic and diluted earnings (loss) per share are computed by dividing net income allocable to common shareholders by the weighted average number of common shares outstanding during the period. The dividends on the Series A Preferred Stock are deducted from the net income to arrive at net income allocable to common shareholders. The following table presents the calculation of basic and diluted earnings (loss) per common share, as follows (dollars in thousands, except share and per share amounts):

	Year Ended December 31,	
	2024	2023
Net income (loss) from continuing operations	$ (34,240)	$ (27,279)
Net income from discontinued operations	58,587	1,375
Net income (loss)	24,347	(25,904)
Series A Preferred Stock Dividends and Redemption premium	817	19
Net income (loss) allocable to common shareholders	$ 23,530	$ (25,923)
Earnings (loss) per common share, basic and diluted		
Net income (loss) from continuing operations	$ (2.87)	$ (2.23)
Net income from discontinued operations	$ 4.79	$ 0.11
Net income (loss) allocable to common shareholders	$ 1.93	$ (2.12)
Weighted average common shares, basic and diluted *	12,222,881	12,220,511

* There were no unvested restricted stock units as of December 31, 2024 and 2023, respectively. The non-vested shares of stock options were anti-dilutive as of December 31, 2024 and 2023, respectively. Therefore, the basic and diluted weighted average common shares are equal for the years ended December 31, 2024 and 2023, respectively.

15. Stock-based Compensation

On March 8, 2022 the Company issued options to purchase 630,000 shares of the Company's common stock to two named executive officers. The right to exercise the options vest over a five-year period on a straight-line basis. The options have a strike price of $4.53 per share and will expire on March 8, 2032. The estimated grant date fair value of these options is $612,000, which is being expensed ratably over the vesting period. A Black Scholes model was used to determine the fair value of the options at the time the options were issued, using the Company's historical 5-year market price of its stock to determine volatility (equating to 65.04%), an estimated 5-year term to exercise the options, a 5-year risk-free rate of return of 1.8%, and the market price for the Company's stock of $2.40 per share.

On June 30, 2020, the Company issued options to purchase 280,000 shares of the Company's common stock, to certain executive officers and other employees. The right to exercise the options vest over a five-year period on a straight-line basis. The options have a strike price of $3.81 per share and expire on June 30, 2030. The estimated grant date fair value of these options is $290,000, which is being expensed ratably over the vesting period.

In 2018, the Company issued 70,000 of restricted stock units ("RSUs") to various employees to be settled in shares of common stock, which were valued at $404,000 on the date of the grant.

The Company recorded $0 and $17,000 of compensation expense related to the RSUs for the years ended December 31, 2024, and 2023, respectively. There are no unvested RSUs as of December 31, 2024 and 2023, respectively.

The Company recorded $78,000 and $173,000 of compensation expense for the years ended December 31, 2024 and 2023, respectively, related to the Company's stock options granted. There were 169,000 options outstanding and unvested as of December 31, 2024, which will generate an estimated future expense of $117,000 through the first quarter of 2027.

16. Related Party Transactions

Private Sales

In May 2024, Clarkston Companies, Inc., an affiliate of a significant shareholder of the Company, purchased 6,000 shares of Waterford Bank from the Company for $510,000. J. Grant Smith, a director of the Company, is the President and Chief Operating Officer of Waterford Bank.

In July 2024, an affiliate of Joe Sarafa, a director of the company, purchased $500,000 of private debt of Pavilion MGD, LLC from the Company.

Sale of CIS

The Company employed Nicholas J. Petcoff as its former Chief Executive Officer and a Director of the Company's Board of Directors. In connection with the CIS Sale, 68 of the Company's 77 employees were transferred to the Buyer, including Nicholas Petcoff, the Company's then current Chief Executive Officer (and related party of the Company), as well as all of the underwriting, claims and IT teams, and a portion of the finance staff and other operating staff. As part of the completion of the CIS Sale, Mr. Petcoff resigned from his role as Chief Executive Officer and director on August 30, 2024. In connection with his resignation, Mr. Petcoff was paid $635,375 as a performance bonus in 2024. Mr. Petcoff can earn an additional $635,375 if the Company receives the maximum earnout payments.

Sale of SSU

On August 30, 2024, the Company completed the sale of its 50% ownership interest in SSU to an entity owned by Andrew Petcoff, the son of James Petcoff, the Company's former Executive Chairman and Co-Chief Executive Officer and beneficial owner of more than 5% of the Company's common stock, pursuant to the Membership Interest Purchase Agreement, dated as of August 30, 2024 among Sycamore Financial Group, LLC, Andrew Petcoff and VSRM Insurance Agency, Inc. The total purchase price was $6.5 million with $3.0 million paid in cash at the time of the closing and $3.5 million due throughout the balance of 2024.

A subsequent event occurred in 2025 that was a related party transaction. See Note 20 ~ *Subsequent Events* for further details.

17. Employee Benefit Plans

The Company maintains a retirement savings plan under section 401(k) of the Internal Revenue Code (the "Plan") for certain eligible employees. Eligible employees electing to participate in the 401(k) plan may defer and contribute from 1% to 100% of their compensation on a pre-tax or post-tax basis, subject to statutory limits. The Company will match the employees' contributions up to the first 4% of their compensation. The Company's Plan expense amounted to $259,000 and $411,000 for the years ended December 31, 2024 and 2023, respectively.

18. Commitments and Contingencies

Legal proceedings

The Company and its subsidiaries are subject at times to various claims, lawsuits and proceedings relating principally to alleged errors or omissions in the placement of insurance, claims administration, and other business transactions arising in the ordinary course of business. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by the insurance policy at issue. We account for such activity through the establishment of unpaid losses and LAE reserves. In accordance with accounting guidance, if it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss is reasonably estimable; then an accrual for the costs to resolve these claims is recorded by the Company in the accompanying consolidated balance sheets. Periodic expenses related to the defense of such claims are included in the accompanying consolidated statements of operations. On the basis of current information, the Company does not believe that there is a reasonable possibility that any material loss exceeding amounts already accrued, if any, will result from any of the claims, lawsuits and proceedings to which the Company is subject to, either individually, or in the aggregate.

At the time of the CIS Sale, we entered into a claims servicing agreement with CIS to handle all of our claims going forward. We pay a fixed dollar amount on each open claim related to any business written prior to the CIS sale and we pay a percentage of gross written premium on any business written beginning September 1, 2024. The agreement has a two-year minimum term. The company incurred $1.1 million in total claims servicing fees paid to CIS in the fourth quarter of 2024.

19. Segment Information

The Company has historically been engaged in the sale of property and casualty insurance products and had organized its business model around three classes of insurance businesses: commercial lines, personal lines, and wholesale agency business. Within these three businesses, the Company offered various insurance products and insurance agency services. Such insurance businesses were engaged in underwriting and marketing insurance coverages, and administered claims processing for such policies. The Company viewed the commercial and personal lines segments as underwriting business (business that takes on insurance underwriting risk). The wholesale agency business provided non-risk bearing revenue through commissions and policy fees. The wholesale agency business increased the product options to the Company's independent retail agents by offering both insurance products from the Insurance Company Subsidiaries as well as products offered by other insurers. As a result of the CIS Sale, the Company is no longer operating a wholesale agency business. The Company determined that the wholesale agency segment qualifies for discontinued operations reporting. All periods presented now exclude the wholesale agency segment as well as related eliminations from the segment information provided below.

The Company defines its operating segments as components of the business where separate financial information is available and used by the chief operating decision maker in deciding how to allocate resources to its segments and in assessing its performance. In assessing performance of its operating segments, the Company's chief operating decision maker, the Chief Executive Officer, reviews a number of financial measures including gross written premiums, net earned premiums, losses and LAE, net of reinsurance recoveries, and other revenue and expenses. The primary measure used for making decisions about resources to be allocated to an operating segment and assessing its performance is segment underwriting gain or loss which is defined as segment revenues, consisting of net earned premiums and other income, less segment expenses, consisting of losses and LAE, policy acquisition costs and operating expenses of the operating segments. Operating expenses primarily include compensation and related benefits for personnel, policy issuance and claims systems, rent and utilities. The Company markets, distributes and sells its insurance products through its own insurance agents and a network of independent agents. All of the Company's insurance activities are conducted in the U.S. with a concentration of activity in Texas, Michigan, Oklahoma and Nevada. In mid-2024, the Company exited the Oklahoma business. As part of the strategic shift described earlier, the Company has also significantly reduced its writings in commercial lines. For the years ended December 31, 2024 and 2023, gross written premiums attributable to these four states were 84.6% and 52.7%, respectively, of the Company's total gross written premiums.

The wholesale agency business is now reported as a discontinued operation and is no longer reflected in the segment information. Historically, it sold insurance products on behalf of the Company's commercial and personal lines businesses as well as to third-party insurers. Certain acquisition costs incurred by the commercial and personal lines businesses were reflected as commission revenue for the wholesale agency business and were previously eliminated before the disposal of the agency business.

In addition to the reportable segments, the Company maintains a Corporate and Other category to reconcile segment results to the consolidated totals. The Corporate and Other category includes: (i) corporate operating expenses such as salaries and related benefits of the Company's executive management team, some finance and information technology personnel, and other corporate headquarters expenses, (ii) interest expense on the Company's debt obligations; (iii) depreciation and amortization on property and equipment, and (iv) all investment income activity. All investment income activity is reported within net investment income, net realized investment gains, and change in fair value of equity securities on the consolidated statements of operations. The Company's assets on the consolidated balance sheet are not allocated to the reportable segments.

The following tables present information by reportable segment (dollars in thousands):

Year Ended December 31, 2024	Commercial Lines	Personal Lines	Under-writing	Corporate and Other	Total
Gross written premiums	$ 26,686	$ 45,367	$ 72,053	$ -	$ 72,053
Net written premiums	$ 14,541	$ 34,797	$ 49,338	$ -	$ 49,338
Net earned premiums	$ 28,160	$ 32,702	$ 60,862	$ -	$ 60,862
Other income	69	48	117	211	328
Segment revenue	28,229	32,750	60,979	211	61,190
Loss and loss adjustment expenses, net	52,155	21,147	73,302	-	73,302
Policy acquisition costs	4,323	9,012	13,335	-	13,335
Operating expenses	4,080	4,444	8,524	3,307	11,831
Segment expenses	60,558	34,603	95,161	3,307	98,468
Segment underwriting gain (loss)	(32,329)	(1,853)	(34,182)	(3,096)	(37,278)
Net investment income				5,763	5,763
Net realized investment gains (losses)				(125)	(125)
Change in fair value of equity securities				(203)	(203)
Other gains				646	646
Interest expense				4,883	4,883
Income (loss) before income taxes	$ (32,329)	$ (1,853)	$ (34,182)	$ (1,898)	$ (36,080)
Selected Balance Sheet Data:					
Deferred policy acquisition costs	$ 934	$ 5,446			$ 6,380
Unearned premiums	7,644	22,946			30,590
Reinsurance recoverables on unpaid losses	82,029	2,461			84,490
Unpaid losses and loss adjustment expenses	182,154	7,131			189,285

Year Ended December 31, 2023		Commercial Lines	Personal Lines		Under-writing	Corporate and Other	Total
Gross written premiums	$	107,078	$ 36,756	$	143,834	$ -	$ 143,834
Net written premiums	$	36,580	$ 32,108	$	68,688	$ -	$ 68,688
Net earned premiums	$	59,221	$ 24,714	$	83,935	$ -	$ 83,935
Other income		217	96		313	239	552
Segment revenue		59,438	24,810		84,248	239	84,487
Loss and loss adjustment expenses, net		62,828	19,585		82,413	-	82,413
Policy acquisition costs		9,134	6,663		15,797	-	15,797
Operating expenses		11,988	3,444		15,432	1,306	16,738
Segment expenses		83,950	29,692		113,642	1,306	114,948
Segment underwriting gain (loss)		(24,512)	(4,882)		(29,394)	(1,067)	(30,461)
Net investment income						5,447	5,447
Net realized investment gains (losses)						(20)	(20)
Change in fair value of equity securities						608	608
Interest expense						3,206	3,206
Income (loss) before income taxes	$	(24,512)	$ (4,882)	$	(29,394)	$ 1,762	$ (27,632)
Selected Balance Sheet Data:							
Deferred policy acquisition costs	$	2,048	$ 4,357				$ 6,405
Unearned premiums		45,494	19,656				65,150
Reinsurance recoverables on unpaid losses		68,981	1,826				70,807
Unpaid losses and loss adjustment expenses		169,039	5,573				174,612

20. Subsequent Events

On February 27, 2025, the Company issued $5.0 million of its newly designated Series B Preferred Stock, no par value, through a private placement of 1,000 shares priced at $5,000 per share that matures on December 31, 2026, and issued the Purchaser (as defined below) a warrant to purchase 4,000,000 shares at an exercise price of $1.50 per share.

On March 3, 2025, the Company issued $2.5 million of its newly designated Series B Preferred Stock, no par value, through a private placement of 500 shares priced at $5,000 per share that matures on December 31, 2026.

The Series B Preferred Stock was sold to Clarkston 91 West LLC (the "Purchaser"), an entity affiliated with Gerald and Jeffrey Hakala, members of the Board of Directors of the Company. The Company intends to use the proceeds for working capital and general corporate purposes. The Series B Preferred Shares may be redeemed at a price equal to the Series B issue price. Each share of the Series B Preferred Stock entitles the Holder to 3,000 votes on each matter properly submitted to the Company's shareholders for their vote, however the aggregate voting power of all outstanding shares of the Series B Preferred Stock shall not exceed 19.99% of the aggregate voting power of all voting securities.

As part of the CIC Company Action Level remediation described in Note 1 ~ *Summary of Significant Accounting Policies*, the Company contributed $5.5 million and $2.5 million of cash on February 28, 2025 and March 3, 2025 to CIC, respectively, utilizing proceeds from the issuance of the Series B Preferred Stock.

Schedule II
Conifer Holdings, Inc.
Condensed Financial Information of Registrant
Balance Sheets - Parent Company Only
(dollars in thousands)

	December 31,	
	2024	**2023**
Assets		
Investment in subsidiaries	$ 27,789	$ 31,157
Cash	6,816	3,174
Due from Affiliate	-	33
Receivable from contingent considerations	8,070	-
Other assets	759	1,457
Total assets	$ 43,434	$ 35,821
Liabilities and Shareholders' Equity		
Liabilities:		
Debt	$ 15,932	$ 29,061
Due to subsidiaries	348	3,436
Income tax payable	4,905	-
Other liabilities	1,044	1,798
Total liabilities	22,229	34,295
Shareholders' equity:		
Series A Preferred Stock, no par value (10,000,000 shares authorized; 0 and 1,000 issued and outstanding, respectively)	-	6,000
Common stock, no par value (100,000,000 shares authorized; 12,222,881 issued and outstanding, respectively)	98,178	98,100
Accumulated deficit	(63,153)	(86,683)
Accumulated other comprehensive income (loss)	(13,820)	(15,891)
Total shareholders' equity	21,205	1,526
Total liabilities and shareholders' equity	$ 43,434	$ 35,821

The accompanying notes are an integral part of the Condensed Financial Information of Registrant.


Schedule II
Conifer Holdings, Inc.
Condensed Financial Information of Registrant
Statements of Comprehensive Income (Loss) - Parent Company Only
(dollars in thousands)


	Year Ended December 31,	
	2024	**2023**
Revenue		
Management fees from subsidiaries	$ -	$ 17,367
Other gains	646	-
Other income	355	819
Total revenue	1,001	18,186
Expenses		
Operating expenses	10,152	14,133
Interest expense	5,272	3,079
Total expenses	15,424	17,212
Income (loss) before equity in earnings (losses) of subsidiaries and income tax expense (benefit)	(14,423)	974
Income tax expense (benefit)	4,785	73
Income (loss) before equity earnings (losses) of subsidiaries	(19,208)	901
Equity earnings (losses) in subsidiaries	(11,692)	(28,180)
Net income (loss) from continuing operations	(30,900)	(27,279)
Net income from discontinued operations	55,247	1,375
Net income (loss)	24,347	(25,904)
Series A Preferred Stock dividends	817	19
Net income (loss) allocable to common shareholders	23,530	(25,923)
Other Comprehensive Income		
Equity in other comprehensive income (loss) of subsidiaries	2,071	2,312
Total Comprehensive income (loss)	$ 26,418	$ (23,592)

The accompanying notes are an integral part of the Condensed Financial Information of Registrant.

Conifer Holdings, Inc.
Condensed Financial Information of Registrant
Statement of Cash Flows - Parent Company Only
(dollars in thousands)

	Year Ended December 31,	
	2024	**2023**
Cash Flows from Operating Activities		
Net income (loss) from continuing operations	$ (30,900)	$ (27,279)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	1,671	545
Equity in undistributed (income) loss of subsidiaries	11,692	28,180
Stock-based compensation expense	78	190
Deferred income tax expense	4,731	(3,806)
Other (gain) loss	(646)	-
Changes in operating assets and liabilities:		
Due from subsidiaries	(3,088)	(6,318)
Due from Affiliate	33	80
Current income tax recoverable	-	-
Other assets	1,055	860
Other liabilities	(2,080)	(73)
Net cash provided by (used in) operating activities - discontinued operations	(3,527)	-
Net cash provided by (used in) operating activities	(20,981)	(7,621)
Cash Flows From Investing Activities		
Contributions to subsidiaries	(14,400)	1,019
Dividends received from subsidiaries	8,257	-
Proceeds from CIS Sale	51,778	-
Disposal of Fixed Assets, net	74	-
Net cash provided by (used in) investing activities	45,709	1,019
Cash Flows From Financing Activities		
Proceeds received from issuance of shares of Series A Preferred Stock	-	6,000
Proceeds from issuance of long-term debt	-	10,727
Repurchase of common stock	-	(3)
Repayment of Series A Preferred Stock	(6,000)	-
Paydown of long-term debt	(14,250)	(13,971)
Dividends paid on Series A Preferred Stock	(439)	-
Redemption premium on Series A Preferred Stock	(397)	-
Debt issuance costs	-	(1,999)
Net cash provided by financing activities	(21,086)	754
Net increase (decrease) in cash	3,642	(5,848)
Cash at beginning of period	3,174	9,022
Cash at end of period	$ 6,816	$ 3,174
Supplemental Disclosure of Cash Flow Information:		
Interest paid	4,649	2,949
Series A Preferred Stock dividends declared but not paid at end of period	-	19
Senior Secured Notes Call Premium	753	-

The accompanying notes are an integral part of the Condensed Financial Information of Registrant.

Conifer Holding, Inc.
Condensed Financial Information of Registrant
Parent Company Only
Notes to Condensed Financial Statements

1. Accounting Policies

Organization

Conifer Holdings, Inc. (the "Parent") is a Michigan-domiciled holding company organized for the purpose of managing its insurance entities. The Parent conducts its principal operations through these entities.

Basis of Presentation

The accompanying condensed financial information should be read in conjunction with the Consolidated Financial Statements and related Notes of Conifer Holdings, Inc. and Subsidiaries. Investments in subsidiaries are accounted for using the equity method. Under the equity method, the investment in subsidiaries is stated at cost plus contributions and equity in undistributed income (loss) of consolidated subsidiaries less dividends received since the date of acquisition.

The Parent's operations consist of income earned from management and administrative services performed for the insurance entities pursuant to intercompany services agreements. These management and administrative services include providing management, marketing, offices and equipment, and premium collection, for which the insurance companies pay fees based on a percentage of gross premiums written. The primary operating costs of the Parent are salaries and related costs of personnel, information technology, administrative expenses, and professional fees. The income received from the management and administrative services is used to cover operating costs, meet debt service requirements and cover other holding company obligations.

Estimates and Assumptions

Preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

Dividends

The Parent received $8.3 million of cash dividends in 2024 from its agency subsidiaries. In 2023, RCIC declared a $1.4 million dividend to the Parent which was offset by an existing payable from the Parent, thus no cash was transferred as a result of the dividend.

2. Guarantees

The Parent has guaranteed the principal and interest obligations of a $4.0 million surplus note issued by Conifer Insurance Company to White Pine Insurance Company (both wholly owned subsidiaries). The note pays interest annually at a per annum rate of 4% and has no maturity.

As of December 31, 2024, the surplus note was adjusted to a fair value of $2.5 million as a result of CIC not having a KBRA rating at December 31, 2024.

3. Subsequent Events

The Parent contributed $2.4 million and $5.5 million to WPIC and CIC on February 28, 2025, respectively. The Parent contributed $2.5 million to CIC on March 3, 2025.

On February 27, 2025, the Parent issued $5.0 million of its newly designated Series B Preferred Stock, no par value, through a private placement of 1,000 shares priced at $5,000 per share that matures on December 31, 2026.

On March 3, 2025, the Parent issued $2.5 million of its newly designated Series B Preferred Stock, no par value, through a private placement of 500 shares priced at $5,000 per share that matures on December 31, 2026.

As part of the CIC Company Action Level remediation described in Note 1 ~ *Summary of Significant Accounting Policies*, the Parent contributed $5.5 million and $2.5 million of cash on February 28, 2025 and March 3, 2025 to CIC, respectively, utilizing proceeds from the issuance of the Series B Preferred Stock.

Conifer Holdings, Inc. and Subsidiaries
Valuation and Qualifying Accounts
For the Years Ended December 31, 2024 and 2023
(dollars in thousands)

	Balance at Beginning of Period	Charged to Expense	Decrease to Other Comprehensive Income	Deductions from Allowance Account	Balance at End of Period
Valuation for Deferred Tax Assets					
2024	28,013	2,753	(11,019)	-	19,747
2023	21,663	7,254	(904)	-	28,013

CONIFER HOLDINGS, INC.
Exhibit Index

		Incorporated by Reference				
Exhibit Number	**Exhibit Description**	**Form**	**Period Ending**	**Exhibit / Appendix Number**	**Filing Date**	**Filed / Furnished Herewith**
2.1#	Interest Purchase Agreement dated August 30, 2024, by and among BSU Leaf Holdings LLC, Conifer Holdings, Inc., and Bishop Street Underwriters	8-K		2.1	September 6, 2024	
3.1	Second Amended and Restated Articles of Incorporation of Conifer Holdings, Inc.	8-K		3.1	August 28, 2015	
3.2	Amended and Restated Bylaws of Conifer Holdings, Inc.	S-1A	September 30, 2015	3.4	July 30, 2015	
3.3	Certificate of Designation of Series A Preferred Stock	8-K		3.1	December 22, 2023	
3.4	Certificate of Designation of Series B Preferred Stock	8-K		3.1	March 4, 2025	
4.1	Description of Securities					*
4.2	Indenture dated September 24, 2018, by and between the Company and Wilmington Trust, National Association, as trustee	8-K		4.1	September 24, 2018	
4.3	Form of Note (included in Exhibit A to the Second Supplemental Indenture)	8-K		4.3	August 8, 2023	
4.4	Second Supplemental Indenture dated August 8, 2023, by and between the Company and Wilmington Trust, National Association, as trustee	10-K	December 31, 2023		April 1, 2024	
10.6+	2015 Omnibus Incentive Plan	S-1		10.2	July 2, 2015	
10.7	Lease Agreement, dated June 14, 2022	10-K	December 31, 2023	10.7	April 1, 2024	
10.8	Limited Waiver Regarding Second Amended and Restated Note Purchase Agreement	10-K	December 31, 2023	10.8	April 1, 2024	
10.12+	Employment agreement - Nicholas J. Petcoff	10-K	December 31, 2023	10.12	April 1, 2024	
10.13+	Employment agreements including Brian J. Roney	10-K	December 31, 2016	10.13	March 15, 2017	
10.14+	Employment Agreement, dated December 13, 2024 with Brian J. Roney	8-K		10.1	December 19, 2024	
10.15+	Employment Agreement, dated December 13, 2024 with Harold Meloche	8-K		10.2	December 19, 2024	

10.16	Note Purchase Agreement dated September 29, 2017 between the Company and Elanus Capital Investments Master SP Series 3	10-Q	September 30, 2017	10.14	November 11, 2017
10.17	Credit Agreement Dated as of June 21, 2018 with The Huntington National Bank	10-K	December 31, 2018	10.15	March 13, 2019
10.18	First Amendment to Note Purchase Agreement dated as of June 21, 2018 between the Company and Elanus Capital Investments Master SP Series 3	10-K	December 31, 2018	10.16	March 13, 2019
10.19	Amended and Restated Note Purchase Agreement dated September 25, 2018 between the Company and Elanus Capital Investments Master SP Series 3	10-K	December 31, 2018	10.17	March 13, 2019
10.20	Waiver and Consent from The Huntington National Bank dated as of October 31, 2018, regarding the Amended and Restated Note Purchase Agreement between the Company and Elanus Capital Investments Master SP Series 3	10-K	December 31, 2018	10.18	March 13, 2019
10.21	First Amendment to Amended and Restated Note Purchase Agreement dated as of December 13, 2018 between the Company and Elanus Capital Investments Master SP Series 3	10-K	December 31, 2018	10.19	March 13, 2019
10.22	First Amendment to Credit Agreement dated as of December 27, 2018 between the Company and The Huntington National Bank	10-K	December 31, 2018	10.20	March 13, 2019
10.23	Second Amendment to Amended and Restated Note Purchase Agreement dated as of June 21, 2019 between the Company and Elanus Capital Investments Master SP Series 3	10-K	December 31, 2019	10.21	March 12, 2020
10.24	Second Amendment to Credit Agreement dated as of June 21, 2019 between the Company and The Huntington National Bank	10-K	December 31, 2019	10.22	March 12, 2020
10.25	Third Amendment to Credit Agreement dated as of April 24, 2020 between the Company and The Huntington National Bank	10-Q	March 31, 2020	10.24	May 13, 2020
10.26	Amendment to Promissory Note dated as of June 19, 2020 between the Company and The Huntington National Bank	10-Q	June 30, 2020	10.25	August 12, 2020
10.27	Fourth Amendment to Credit Agreement dated as of June 19, 2020 between the Company and The Huntington National Bank	10-Q	June 30, 2020	10.26	August 12, 2020
10.28	Amendment to Promissory Note dated as of June 18, 2021 between the Company and The Huntington National Bank	10-Q	June 30, 2021	10.27	August 11, 2021
10.29	Fifth Amendment to Credit Agreement dated as of June 18, 2021 between the company and the Huntington National Bank	10-Q	June 30, 2021	10.28	August 11, 2021

10.30	Six Amendment to Credit Agreement dated as of August 8, 2022 between the Company and the Huntington National Bank	10-Q	June 30, 2022	10.29	August 11, 2022
10.31	Purchase Agreement, dated December 20, 2023, by and between Conifer Holdings, Inc. and Clarkston Capital, LLC	8-K		10.1	December 22, 2023
10.32	Second Amended and Restated Note Purchase Agreement dated as of September 30, 2023 between the Company and Elanus Capital Investment Master SP Series 3	10-Q	September 30, 2023	10.1	November 11, 2023
10.33	Securities Purchase Agreement, dated February 27, 2025 with Clarkston 91 West LLC	8-K		10.1	March 4, 2025
10.34	Form of Warrant	8-K		10.2	March 4, 2025
10.35	Securities Purchase Agreement, dated March 3, 2025 with Clarkston 91 West LLC	8-K		10.3	March 4, 2025
19	Insider Trading Policy				*
21.1	List of Subsidiaries of the Company				*
23.1	Consent of Plante Moran PLLC, Independent Registered Public Accounting Firm				*
31.1	Section 302 Certification - CEO				*
31.2	Section 302 Certification - CFO				*
32.1*	Section 906 Certification - CEO				*
32.2*	Section 906 Certification - CFO				*
97	Conifer Clawback Policy				*
01.INS	inline XBRL Instance Document				*
101.SCH	inline XBRL Taxonomy Extension Schema With Embedded Linkbases Document				*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				*
101.DEF					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				*
104	Cover Page Interactive Data file (embedded within the inline XBRL document)				

* This certification is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

\+ Indicates a management contract or any compensatory plan, contract or arrangement

\# Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

ITEM 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONIFER HOLDINGS, INC.

By: /s/ Brian J. Roney
          Brian J. Roney
          Chief Executive Officer
          (Principal Executive Officer)

By: /s/ Harold J. Meloche
          Harold J. Meloche
          Chief Financial Officer and Treasurer
          (Principal Accounting and Financial Officer)

Dated: March 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian J. Roney Brian J. Roney	Chief Executive Officer (Principal Executive Officer)	March 28, 2025
/s/ Harold J. Meloche Harold J. Meloche	Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	March 28, 2025
/s/ J. Grant Smith J. Grant Smith	Director, Board Chair	March 28, 2025
/s/ Jeffrey Hakala Jeffrey Hakala	Director	March 28, 2025
/s/ Gerald W. Hakala Gerald W. Hakala	Director	March 28, 2025
/s/ Timothy Lamothe Timothy Lamothe	Director	March 28, 2025
/s/ Richard J. Williams, Jr. Richard J. Williams, Jr.	Director	March 28, 2025
/s/ Joseph D. Sarafa Joseph D. Sarafa	Director	March 28, 2025
/s/ Isolde O'Hanlon Isolde O'Hanlon	Director	March 28, 2025
/s/ John Melstrom John Melstrom	Director	March 28, 2025

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Management Team

Brian J. Roney
CHIEF EXECUTIVE OFFICER

Harold J. Meloche
CHIEF FINANCIAL OFFICER

Board of Directors

J. Grant Smith
CHAIRMAN & DIRECTOR

Gerald W. Hakala, II
DIRECTOR

Jeffrey A. Hakala
DIRECTOR

Timothy M. Lamothe
DIRECTOR

John W. Melstrom
DIRECTOR

Isolde G. O'Hanlon
DIRECTOR

Joseph D. Sarafa
DIRECTOR

R. Jamison Williams, Jr.
DIRECTOR

Our mission is to exceed our clients' needs

with tailored insurance products

delivered with exceptional customer service.

          



CNFR
Nasdaq Listed

Conifer Holdings, Inc.

3001 West Big Beaver Road
Suite 319
Troy, MI 48084

Phone: (248) 559-0840
Fax: (248) 559-0870

Web: www.cnfrh.com



